Independent auditor’s report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Harmony Gold Mining Company Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying group balance sheets of Harmony Gold Mining Company Limited and its subsidiaries (the “Company”) as of 30 June 2022 and 30 June 2021, and the related group income statements, statements of comprehensive income, statements of changes in shareholders’ equity, and cash flow statements for each of the three years in the period ended 30 June 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of 30 June 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 30 June 2022 and 30 June 2021, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of property, plant and equipment and goodwill

As described in notes 2.5, 6, 15 and 16 to the consolidated financial statements, property, plant and equipment and goodwill have carrying values of R32 872 million and Rnil, respectively, at 30 June 2022. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Management conducts an impairment test for other non-financial assets whenever events or changes in circumstances indicate that the carrying amount for cash generating units (“CGU”) exceeds its recoverable amount. An impairment loss is recognised in the income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. An impairment charge of R4 433 million (of which R4 100 relates to property, plant and equipment and R333 million to goodwill) was recorded for the year ended 30 June 2022. The recoverable amounts for CGUs were determined on a fair value less cost to sell basis utilising real discounted future cash flows (post-tax) or attributable resource values in the case of undeveloped properties and certain resource bases. Key assumptions for the calculations of the CGUs’ recoverable amounts are the commodity prices, attributable resource values, marketable discount rates, exchange rates and the annual life-of-mine plans. In determining the commodity prices and resource values to be used, management assesses the views of several institutions on future commodity prices and based on this, derives the future commodity prices and resource values. Due to the short-term volatility in the US$ commodity price and rand against the US$, management differentiated between short-, medium- and long-term assumptions used in the models. The life-of-mine plans are based on proved and probable reserves as included in the Reserve Declaration, which are determined by management in terms of the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC), as well as resources where management has high confidence in the orebody and economical recovery of gold, based on historic and similar geological experience.

The principal considerations for our determination that performing procedures relating to the impairment of property, plant and equipment and goodwill is a critical audit matter are (i) the significant judgment applied by management in determining the recoverable amount for each CGU; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s future cash flows and significant assumptions, including commodity prices, resource values, marketable discount rates, exchange rates and the annual life-of-mine plans; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's impairment calculations, including controls over management’s process for developing their estimate of the recoverable amount for each CGU and controls over significant assumptions in the calculation. These procedures also included, among others, testing management’s process for calculating the recoverable amount for each CGU, evaluating the appropriateness of the discounted cash flows models and resource values per CGU, testing the completeness, accuracy and relevance of the underlying data used in the discounted cash flows and resource values, and evaluating the significant assumptions used by management. These significant assumptions included commodity prices, resource values, marketable discount rates, exchange rates, and annual life-of-mine plans. Evaluating management’s significant assumptions related to life-of-mine plans and resource values involved (i) evaluating the reasonableness of management’s commodity price, marketable discount rates, exchange rate and the attributable gold resource value against external market and third party data, (ii) evaluating the reasonableness of the cash flow forecasts used in the life-of-mine plans and resource values (where real discounted future cash flows are applied) by comparing the cash flow forecasts to current and historical operational results, the mineral resources and reserves approved by the Company’s Competent Person as part of the Mineral Resources and Reserves declaration, and agreeing these to final approved long-term business plans, (iii) performing a retrospective comparison of forecasted cash flows to actual past performance and previous forecasts, and (iv) evaluating the reasonableness of certain resource base values (where resource multiple valuations are applied) by applying the attributable gold resource value assumption per ounce to the resources included as part of the Mineral Resources and Reserves declaration, as well as resources where management has high confidence in the orebody and economical recovery of gold, based on historic and similar geological experience. Professionals with specialised skill and knowledge were used to assist in the evaluation of management’s impairment calculations and certain significant assumptions including commodity prices, resource values, marketable discount rates and exchange rates.

/s/ PricewaterhouseCoopers Inc.
Johannesburg, Republic of South Africa
31 October 2022

We have served as the Company’s auditor since 1950, which includes periods before the Company became subject to SEC reporting requirements.

Group income statement
For the year ended 30 June 2022

		SA Rand
Figures in million	Notes	2022	2021	2020
Revenue	5	42 645	41 733	29 245
Cost of sales	6	(41 927)	(35 489)	(25 908)
Production costs		(33 099)	(29 774)	(22 048)
Amortisation and depreciation		(3 683)	(3 875)	(3 508)
Impairment of assets		(4 433)	(1 124)	—
Other items		(712)	(716)	(352)

Gross profit		718	6 244	3 337
Corporate, administration and other expenditure	7	(984)	(1 068)	(611)
Exploration expenditure		(214)	(177)	(205)
Gains/(losses) on derivatives	19	53	1 022	(1 678)
Foreign exchange translation gain/(loss)	8	(327)	670	(892)
Other operating expenses	9	(1)	(241)	(309)
Operating profit/(loss)		(755)	6 450	(358)
Gain on bargain purchase	14	—	303	—
Acquisition-related costs	14	—	(124)	(45)
Share of profits from associate	21	63	83	94
Investment income	10	352	331	375
Finance costs	11	(718)	(661)	(661)
Profit/(loss) before taxation		(1 058)	6 382	(595)
Taxation	12	46	(1 258)	(255)
Net profit/(loss) for the year		(1 012)	5 124	(850)
Attributable to:
Non-controlling interest		40	37	28
Owners of the parent		(1 052)	5 087	(878)
Earnings/(loss) per ordinary share (cents)
Total earnings/(loss)	13	(172)	842	(164)
Diluted earnings/(loss) per ordinary share (cents)
Total earnings/(loss)	13	(172)	825	(166)

The accompanying notes are an integral part of these consolidated financial statements.

Group statement of comprehensive income
For the year ended 30 June 2022

		SA Rand
Figures in million	Notes	2022	2021	2020
Net profit/(loss) for the year		(1 012)	5 124	(850)
Other comprehensive income for the year, net of income tax		202	3 251	(1 958)
Items that may be reclassified subsequently to profit or loss	25	171	3 233	(1 998)
Foreign exchange translation gain/(loss)		742	(1 234)	1 199
Remeasurement of gold hedging contracts		(571)	4 467	(3 197)
Items that will not be reclassified to profit or loss	25	31	18	40

Total comprehensive income for the year		(810)	8 375	(2 808)
Attributable to:
Non-controlling interest		40	58	12
Owners of the parent		(850)	8 317	(2 820)

The accompanying notes are an integral part of these consolidated financial statements.

Group balance sheet
As at 30 June 2022

		SA Rand
Figures in million	Notes	At 30 June 2022	At 30 June 2021
Assets
Non-current assets
Property, plant and equipment	15	32 872	33 597
Intangible assets	16	48	365
Restricted cash and investments	17	5 555	5 232
Investments in associates	21	125	126
Deferred tax assets	12	203	272
Other non-current assets	18	374	332
Derivative financial assets	19	137	328
Total non-current assets		39 314	40 252
Current assets
Inventories	23	2 818	2 542
Restricted cash and investments	17	27	67
Trade and other receivables	20	1 682	1 652
Derivative financial assets	19	519	1 471
Cash and cash equivalents		2 448	2 819
Total current assets		7 494	8 551
Total assets		46 808	48 803
Equity and liabilities
Share capital and reserves
Attributable to equity holders of the parent company		30 039	31 160
Share capital and premium	24	32 934	32 934
Other reserves	25	6 744	6 399
Accumulated loss		(9 639)	(8 173)
Non-controlling interest		78	54
Total equity		30 117	31 214
Non-current liabilities
Deferred tax liabilities	12	1 586	2 178
Provision for environmental rehabilitation	26	5 013	4 662
Other provisions	27	932	926
Borrowings	32	3 180	2 974
Contingent consideration liability	29	356	417
Other non-current liabilities	30	268	178
Derivative financial liabilities	19	3	6
Streaming contract liability	31	378	695
Total non-current liabilities		11 716	12 036
Current liabilities
Other provisions	27	139	175
Borrowings	32	25	387
Trade and other payables	33	4 494	4 389
Derivative financial liabilities	19	8	206
Streaming contract liability	31	309	396
Total current liabilities		4 975	5 553
Total equity and liabilities		46 808	48 803

The accompanying notes are an integral part of these consolidated financial statements.

Group statement of changes in shareholders’ equity
For the year ended 30 June 2022

	Number of ordinary shares issued	Share capital and premium	Accumulated loss	Other reserves	Non-controlling interest	Total
Notes	24	24		25

Figures in million (SA Rand)
Balance – 30 June 2019	539 841 195	29 551	(11 710)	4 773	—	22 614
Issue of shares
– Shares issued and fully paid	60 278 260	3 386	—	—	—	3 386
– Exercise of employee share options	3 023 251	—	—	—	—	—
Share-based payments	—	—	—	186	—	186
Recognition of non-controlling interest	—	—	5	—	(5)	—
Net loss for the year	—	—	(878)	—	28	(850)
Other comprehensive income for the year	—	—	—	(1 942)	(16)	(1 958)
Dividends paid	—	—	—	—	(3)	(3)
Balance – 30 June 2020	603 142 706	32 937	(12 583)	3 017	4	23 375
Issue of shares
– Exercise of employee share options	12 909 491	—	—	—	—	—
Share issue costs	—	(3)	—	—	—	(3)
Share-based payments	—	—	—	156	—	156
Partial purchase of non-controlling interest	—	—	—	(4)	(1)	(5)
Net profit for the year	—	—	5 087	—	37	5 124
Other comprehensive income for the year	—	—	—	3 230	21	3 251
Dividends paid	—	—	(677)	—	(7)	(684)
Balance – 30 June 2021	616 052 197	32 934	(8 173)	6 399	54	31 214
Issue of shares
– Exercise of employee share options	473 505	—	—	—	—	—
Share-based payments	—	—	—	143	—	143
Net profit/(loss) for the year	—	—	(1 052)	—	40	(1 012)
Other comprehensive income for the year	—	—	—	202	—	202
Dividends paid	—	—	(414)	—	(16)	(430)
Balance – 30 June 2022	616 525 702	32 934	(9 639)	6 744	78	30 117

The accompanying notes are an integral part of these consolidated financial statements.

Group cash flow statement
For the year ended 30 June 2022

		SA Rand
Figures in million	Notes	2022	2021	2020
Cash flow from operating activities
Cash generated by operations	34	7 378	9 741	5 031
Dividends received		74	85	—
Interest received		87	171	86
Interest paid		(319)	(234)	(370)
Income and mining taxes paid		(296)	(584)	(24)
Cash generated by operating activities		6 924	9 179	4 723
Cash flow from investing activities
Increase in restricted cash and investments	17	(128)	(48)	(21)
Amounts refunded from restricted cash and investments	17	53	34	5
Redemption of preference shares from associates	21	—	36	59
Acquisition of Mponeng operations and related assets	14	—	(3 363)	—
ARM BBEE Trust loan repayment	18	65	264	—
ARM BBEE Trust loan advanced	18	—	(264)	—
Capital distributions from investments	18	—	8	7
Proceeds from disposal of property, plant and equipment		24	11	2
Additions to property, plant and equipment		(6 214)	(5 142)	(3 610)
Cash utilised by investing activities		(6 200)	(8 464)	(3 558)
Cash flow from financing activities
Borrowings raised	32	3 057	—	6 541
Borrowings repaid	32	(3 601)	(3 491)	(5 661)
Proceeds from the issue of shares		—	—	3 466
Partial repurchase of non-controlling interest		—	(5)	—
Dividend paid	13	(430)	(684)	(3)
Lease payments	28	(177)	(119)	(38)
Cash generated/(utilised) from financing activities		(1 151)	(4 299)	4 305
Foreign currency translation adjustments		56	46	(106)
Net increase/(decrease) in cash and cash equivalents		(371)	(3 538)	5 364
Cash and cash equivalents – beginning of year		2 819	6 357	993
Cash and cash equivalents – end of year		2 448	2 819	6 357

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the group financial statements
For the year ended 30 June 2022
1        General information
Harmony Gold Mining Company Limited (the company) and its subsidiaries (collectively Harmony or the group) are engaged in gold mining and related activities, including exploration, extraction and processing. Gold bullion, the group’s principal product, is currently produced at its operations in South Africa and Papua New Guinea (PNG). Uranium and silver are produced as by-products.

The company is a public company, incorporated and domiciled in South Africa. The address of its registered office is Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, 1759.

The consolidated financial statements were authorised for issue by the board of directors on 31 October 2022.

2        Accounting policies
Basis of preparation
The principal accounting policies applied in the preparation of the consolidated financial statements have been consistently applied in all years presented, except for the changes as described under "Recent accounting developments" below.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and IFRS Interpretations Committee (IFRIC) Interpretations (collectively IFRS).

The consolidated financial statements have been prepared on a going concern basis.

During the year ended 30 June 2022, Mine Waste Solutions (MWS) was identified as a separate reportable segment as a result of it exceeding the quantitative threshold of 10% of total reported profit as set out in IFRS 8 Operating Segments. This resulted in MWS's segment information being disaggregated from the All other surface operations segment. In accordance with the requirements of IFRS, the June 2021 comparative information has been re-presented in the segment report.

Note 37 includes the revised figures for certain prescribed officers' shares held at 30 June 2021.

The consolidated financial statements have been prepared to the nearest million and rounding may cause differences.

Recent accounting developments
New standards, amendments to standards and interpretations to existing standards adopted by the group
During the financial year, the following new standards, amendments to standards and interpretations to existing standards were adopted by the group. No other standards and amendments to standards that became effective during the 2022 year were relevant to the consolidated financial statements.

IFRS 7 Financial Instrument: Disclosures and IFRS 9 Financial Instruments (Amendment)
The IASB has published 'Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) with amendments that address issues that might affect financial reporting during the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate (replacement issues). The IASB has made amendments to the requirements in IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 relating to:
•Changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities
•Hedge accounting
•Disclosures.

The amendments are effective for annual periods beginning on or after 1 January 2021, with earlier application permitted. After consideration of all areas impacted, Harmony concluded that the amendments did not have a material impact on the group.

New standards, amendments to standards and interpretations to existing standards that are not yet effective and have not been early adopted
At the date of authorisation of these financial statements, the standards, amendments to standards and interpretations listed below were in issue but not yet effective. These new standards and interpretations have not been early adopted by the group and the group plans on adopting these standards, amendments to standards and interpretations on the dates when they become effective.

IFRS 9 Financial Instruments (Amendment)
The amendment to IFRS 9 clarifies the fees a company includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. This amendment is effective for annual periods beginning on or after 1 January 2022. The amendment is not expected to have a material impact on the group.

Notes to the group financial statements continued
For the year ended 30 June 2022
2        Accounting policies continued
Recent accounting developments continued
New standards, amendments to standards and interpretations to existing standards that are not yet effective and have not been early adopted continued
IAS 1 Presentation of Financial Statements (Amendment)
The IASB issued amendments to IAS 1 Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The amendments are effective from annual reporting periods beginning on or after 1 January 2023. The amendments are not expected to have a material impact on the group.

IAS 1 Presentation of Financial Statements (Amendment)
The IASB amended paragraphs 117 – 122 of IAS 1 to require entities to disclose their material accounting policy information rather than their significant accounting policies. The amendments are effective from annual reporting periods beginning on or after 1 January 2023. The amendments are not expected to have a material impact on the group.

IAS 8 Accounting policies, Changes in Accounting Estimates and Errors (Amendment)
The amendments introduce the definition of accounting estimates and included other amendments to IAS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates. The amendments are effective for annual reporting periods beginning on or after 1 January 2023. The amendments are not expected to have a material impact on the group.

IAS 12 Income taxes (Amendment)
The IASB issued Deferred tax related to Assets and Liabilities arising from a Single Transaction (Amendment to IAS 12) to narrow the scope of IAS 12 recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after 1 January 2023. The amendments are not expected to have a material impact on the group.

IAS 16 Property, Plant and Equipment (Amendment)
The IASB issued Property, Plant and Equipment—Proceeds before Intended Use, which prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognise such sales proceeds and related costs in profit or loss. This amendment is effective for annual periods beginning on or after 1 January 2022. Management has performed an assessment and, going forward, any major project where incidental gold is mined during the development phase will no longer have a credit to capital expenditure while it is an asset under construction. Cost associated with the extraction and treatment thereof will be included in production costs. This is not expected to impact on the assessment of the production start date. No impact is expected on the current financial year, which will be the comparative year when this amendment becomes effective for Harmony.

IAS 37 Provisions, Contingent Liabilities and Contingent Assets (Amendment)
The IASB issued Onerous Contracts–Cost of Fulfilling a Contract, which specifies which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. This amendment is effective for annual periods beginning on or after 1 January 2022. The amendment is not expected to have a material impact on the group.

Measurement basis
The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities which are measured at fair value through profit or loss or other comprehensive income – refer to note 39.

Group accounting policies
Accounting policies are included in the relevant notes to the consolidated financial statements and have been highlighted between red lines in the notes to the consolidated financial statements. The accounting policies that follow are applied throughout the financial statements.

2.1    Consolidation
The group recognises that control is the single basis for consolidation for all types of entities in accordance with IFRS 10 Consolidated Financial Statements. The consolidated financial information includes the financial statements of the company, its subsidiaries, interest in associates and joint arrangements and structured entities. Where the group has no control over an entity, that entity is not consolidated.

Control
The group, regardless of the nature of its involvement with an entity, shall determine whether it is a parent by assessing whether it controls the investee. The group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

.

Notes to the group financial statements continued
For the year ended 30 June 2022
2        Accounting policies continued
Group accounting policies continued
2.1    Consolidation continued
(i) Subsidiaries
Subsidiaries are entities over which the group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the group up until when that control ceases. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. Accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the group.

The group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of an acquiree is the fair value of the assets transferred, liabilities incurred and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the group recognises any non-controlling interests in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previously held equity interest in the acquiree over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognised directly in the income statement below operating profit or loss.

(ii) Associates
Associates are entities in which the group has significant influence, but not control, over operational and financial policies. This may be when there is a shareholding of between 20% and 50% of the voting rights or when significant influence can be otherwise demonstrated, for example where the group has the right of representation on the board of directors, or other governing body, of the entity.

Investments in associates are accounted for by using the equity method of accounting, and are initially recognised at cost. The group’s investment in associates includes goodwill identified on acquisition. Cumulative post-acquisition movements are adjusted against the carrying amount of the investment. The group’s share of the associates’ post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movement in reserves is recognised in other reserves. When the group’s share of losses in an associate equals or exceeds its interest in the associate, the group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate. The carrying value of an associate is reviewed on a regular basis and, if impairment in the carrying value has occurred, it is written off in the period in which such impairment is identified.

Accounting policies of associates have been reviewed to ensure consistency with the policies adopted by the group.

(iii) Joint arrangements
Joint arrangements are arrangements of which two or more parties have joint control and are contractually bound. The joint arrangement can either be a joint operation or a joint venture. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement and have the right to the assets, and obligations for the liabilities, relating to the arrangement. These parties are called joint operators. A joint venture is a joint arrangement where the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Those parties are called joint venturers.

For interest in joint operations, the group includes its share of the joint operations' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the group’s financial statements.

Where an additional interest in a joint operation is acquired, the principles of IFRS 3 are applied to account for the transaction.

The group recognises the portion of gains or losses on the sale of assets by the group to the joint operation that is attributable to the other joint operators. The group does not recognise its share of profits or losses from the joint operation that results from the purchase of assets by the group from the joint operation until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

The group recognises its interest in a joint venture as an investment and accounts for it using the equity accounting method.

(iv) Structured entities
A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

The accounting treatment for a structured entity will fall into one of the aforementioned categories (i to iii) depending on whether the group has control over that structured entity.

Notes to the group financial statements continued
For the year ended 30 June 2022
2    Accounting policies continued
Group accounting policies continued
2.2    Foreign currency translation
(i) Functional and presentation currency
Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in South African Rand, which is the group’s presentation currency.

References to “A$” refers to Australian currency, “R” to South African currency, “$” or “US$” to United States currency and “PGK” or “Kina” to Papua New Guinean currency.

(ii) Transactions and balances
Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation to year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. This includes the gains and losses on the translation of the US$-denominated facilities.

(iii) Group companies
The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet while equity items are translated at historic rates
•Income and expenses for each income statement are translated at average exchange rates (the rate on the date of the transaction is used if the average is not a reasonable rate for the translation of the transaction)
•All resulting exchange differences are recognised as a separate component of other comprehensive income.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income. When a foreign operation is sold or control is otherwise lost, exchange differences that were recorded in other comprehensive income are recognised in profit or loss in the period of the disposal or change in control. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.3    Derivatives and hedging activities
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The difference between the fair value of the derivative at initial recognition and expected forward transaction price is deferred and recognised as a day one gain or loss. The day one gain or loss is amortised over the derivative contract period and recognised in profit or loss in gains/losses on derivatives.

The full fair value of a derivative is classified as a non-current asset or liability when the remaining maturity is more than 12 months; it is classified as a current asset or liability when the remaining maturity is less than 12 months.

(i) Cash flow hedge
The group designates certain derivatives as hedges of a particular risk associated with the cash flows of highly probable forecast transactions (cash flow hedges). At inception of the hedge relationship, the group documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The group documents its risk management objective and strategy for undertaking its hedge transactions.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss within gains/losses on derivatives.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the forecast sale that is hedged takes place and affects profit or loss. The gain or loss relating to the effective portion of the Rand and US$ gold forward sales contracts is recognised in profit or loss within revenue.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction that was hedged is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to profit or loss.

Notes to the group financial statements continued
For the year ended 30 June 2022
2        Accounting policies continued
Group accounting policies continued
2.3    Derivatives and hedging activities continued
(ii) Derivatives not designated for hedge accounting purposes
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value as well as gains and losses on expiry, disposal or termination of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and are included in gains/losses on derivatives.

2.4    Exploration expenditure
The group has elected to expense all exploration and evaluation expenditures until it is concluded that the project is technically feasible and commercially viable, and that future economic benefits are therefore probable. The information used to make that determination depends on the level of exploration as well as the degree of confidence in the ore body as set out below.

Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed as incurred until the technical and commercial viability of the project has been demonstrated usually through the completion of a final feasibility study. However, in certain instances, the technical and commercial viability of the deposit may be demonstrated at an earlier stage, for example where an extended feasibility study is conducted and the underlying feasibility study in respect of specific components of the mineral deposit has advanced to such a stage that significant commercially viable reserves has been established, and the other criteria for the recognition of an asset have been met. At this point the expenditure is capitalised as mine development cost to the extent that future economic benefits are expected.

Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the group is able to demonstrate that future economic benefits are probable through the completion of a feasibility study, after which the expenditure is capitalised as mine development cost to the extent that future economic benefits are expected. A “feasibility study” consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The feasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allows the group to conclude that the project is technically feasible and commercially viable.

Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost following the completion of an economic evaluation equivalent to a feasibility study. This economic evaluation is distinguished from a feasibility study in that some of the information that would normally be determined in a feasibility study is instead obtained from the existing mine or development. This information, when combined with existing knowledge of the mineral property already being mined or developed, allows the directors to conclude that the project is technically feasible and commercially viable.

2.5    Impairment of non-financial assets
Assets that have an indefinite useful life are not subject to amortisation or depreciation and are tested annually for impairment or when there is an indication of impairment.

Assets that are subject to amortisation are reviewed annually on 30 June for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised in the income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating unit or CGU). Each operating shaft, along with allocated common assets such as plants and administrative offices, is considered to be a cash generating unit as each shaft is largely independent from the cash flows of other shafts and assets belonging to the group.

Fair value less cost to sell is generally determined by using discounted estimated after-tax future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected commodity prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production, all based on life-of-mine (LoM) plans. Future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and risk specific to the asset. Refer to note 15 for detail.

The term “recoverable minerals” refers to the estimated amount of gold that will be obtained from reserves and resources and all related exploration stage mineral interests (except for other mine-related exploration potential and greenfields exploration potential discussed separately below) after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such related exploration stage mineral interests will be risk adjusted based on management’s relative confidence in such materials.

Notes to the group financial statements continued
For the year ended 30 June 2022
2    Accounting policies continued
Group accounting policies continued
2.5    Impairment of non-financial assets continued
In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of cash flows from other asset groups. Except for other mine-related exploration potential and greenfields exploration potential, estimates of future undiscounted cash flows are included on an area of interest basis, which generally represents an individual operating mine, even if the mines are included in a larger mine complex.

In the case of mineral interests associated with other mine-related exploration potential and greenfields exploration potential, cash flows and fair values are individually evaluated based primarily on recent exploration results and recent transactions involving sales of similar properties, if any. Assumptions underlying future cash flow estimates are subject to significant risks and uncertainties.

Impairment losses on goodwill are recognised immediately in the income statement and are not reversed. The impairment testing is performed annually on 30 June or when events or changes in circumstances indicate that it may be impaired.

Non-financial assets other than goodwill that suffered an impairment are reviewed annually for possible reversal of the impairment at 30 June. Reversal of impairments is also considered when there is objective evidence to indicate that the asset is no longer impaired. Where an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not higher than the carrying value that would have been determined had no impairment been recognised in prior years.

2.6        Operating profit
The group defines operating profit as the profit earned from the normal core mining operations. In reporting operating profit in the income statement, transactions for capital transactions involving subsidiaries, joint arrangements and associates are excluded from operating profit as these are not considered to be part of the mining operations of the Harmony group. Any gains or losses on capital transactions are presented below the operating profit line.

3    Critical accounting estimates and judgements
The preparation of the financial statements in conformity with IFRS requires the group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Key accounting estimates and assumptions applied:
•Estimate of taxation – note 12
•Recognition of deferred tax asset – note 12
•Valuation of cash generating units acquired – note 14
•Fair value of identifiable net assets acquired – note 14
•Streaming contract liability – note 14 and 31
•Estimate of deferred tax rates on acquisition date – note 14
•Gold mineral reserves and resources – note 15
•Production start date – note 15
•Stripping activities – note 15
•Impairment of assets – note 15
•Depreciation of property plant and equipment – note 15
•Exploration and evaluation assets – note 15
•Impairment of goodwill – note 16
•Estimate of exposure and liabilities with regard to rehabilitation costs – note 26
•Estimate of provision for silicosis settlement – note 27
•Valuation of contingent consideration liability – note 29
•Fair value of share-based payments – note 36
•Assessment of contingencies – note 38
•Valuation of derivative financial instruments – note 39.

Other accounting estimates and assumptions applied:
•Valuation of interest in associate – note 21
•Provision for stock obsolescence – note 23
•Estimate of employee benefit liabilities – note 27
•Leases – note 28.

Notes to the group financial statements continued
For the year ended 30 June 2022
4    Impact of changes in global operating and economic environment
Covid-19
In South Africa, the national lockdown that began on 27 March 2020 to curb the spread of the Coronavirus (Covid-19) came to an end during April 2022. This led to the discontinuance of all Covid-19 regulations which had been put in place. In Papua New Guinea, where the Hidden Valley operation is located, significant decreases in positive cases have been experienced for the first part of the 2022 calendar year. In prior years, the group had been able to carry out its operations in Papua New Guinea during the state of emergency which had been imposed by the government.

The virus will still be prevalent in normal day-to-day living. However, unlike before, a significant percentage of the population has been vaccinated against Covid-19. This puts Harmony in a favourable position to manage Covid-19 as part of normal day-to-day activities and as a result management does not expect any further disruptions.

Cost and inflationary pressures
During the second half of the 2022 financial year, Harmony experienced heightened input costs driven by inflationary pressures related to global supply chain constraints due to the Covid-19 pandemic, which was then further exacerbated by Russia’s invasion of Ukraine. The effect has been especially pronounced on certain key items such as oil (directly affecting diesel supply and cost), steel and certain chemical reagents used by the treatment plants. These cost pressures had an impact on, among others, the FY23 budget and life-of-mine planning process, determination of deferred tax rates for the group’s mining entities and impairment assessments performed for the group’s cash generating units. Refer to notes 12 and 15 respectively for further disclosure.

Discount rates
In recent months, central banks globally have been increasing interest rates as a measure of combating rising inflation. In the current financial year, the US Federal Reserve has increased interest rates by 150 basis points, while the South African Reserve Bank (SARB) has raised the repurchase interest rate by 125 basis points for the same period. This contributed to increased bond yields realised in the market, which resulted in an increased cost of equity, as used for purposes of impairment assessments, and risk-free rates used for discounting of the provision for environmental rehabilitation. Refer to note 15 and 26 respectively for further disclosure.

Commodity prices and exchange rates
Gold traded within a range of US$1 726/oz and US$2 052/oz (2021: US$1 681/oz and US$2 063/oz) during the current financial year, reaffirming its safe haven status with investors during times of global uncertainty and market volatility. These uncertainties have also resulted in increased volatility in the R/US$ and R/A$ exchange rates. The currencies traded in ranges of R14.15/US$1 to R16.30/US$1 (2021: R13.43/US$1 to R17.68/US$1) and R10.43/A$1 to R11.63/A$1 (2021: R10.41/A$1 to R12.66/A$1) respectively during the current financial year. Management believes this volatility could be a reflection of growing concern in market sentiment fears surrounding recessions in key economies and current and/or further geopolitical tensions.

As part of the underlying assumptions used in valuing certain line items, management used a consensus of market analysts’ forecasts in determining short-, medium- and long-term commodity prices and exchange rates. These economic assumptions are used in certain fair value calculations. Based on the consensus forecasts used, a marked increase was seen in US$ gold price and R/US$ exchange rate assumptions applied. Refer to note 15 for disclosed assumptions.

ESG and climate change-related financial disclosures
Due to the increased focus on sustainability, Environmental, Social and Governance (ESG) matters and climate change, various regulators have released guidance or proposed regulations for required disclosures during the year. In March 2022, the newly formed International Sustainability Standards Board (ISSB) released exposure drafts on general requirements of sustainability reporting and climate-related disclosures. During March 2022, the Securities and Exchange Commission (SEC) issued proposed rules that are intended to provide more consistent, comparable and reliable information so that investors can better evaluate the impact of climate-related matters on entities. During June 2022, the Johannesburg Stock Exchange (JSE) released its Sustainability and Climate Disclosure guidance.

The comment periods on the SEC and ISSB proposals have closed and the regulators are continuing with their processes. It is expected that the proposals will affect the information reported as “other information” by entities and may include specific requirements on assurance of certain ESG key performance indicators. However, the SEC’s proposal included certain disclosures in the financial statements. It is unknown at this stage if these will be retained in the final regulation.

Management will continue to monitor announcements made by the ISSB, SEC and JSE that will affect the reporting by the group.

Notes to the group financial statements continued
For the year ended 30 June 2022
5    Revenue

Accounting policy
Revenue from metal sales include the sale of gold, silver and uranium. Revenue from metal sales is recognised when the group satisfies its performance obligations under its contract with the customer, by transferring such metals to the customer's control. Transfer of control is generally determined to be when the risk and title to the metals passes to the customer. Revenue is measured based on the consideration specified in the contract with the customer and is driven by the quoted market prices of the metals.

The effective portion of gains or losses on the derivatives designated as cash flow hedging items (forecast sales transactions) are recognised in revenue when the forecast sales transactions occur. See the accounting policy for derivatives and hedging activities in note 2.

	SA Rand
Figures in million	2022	2021	2020
Revenue from contracts with customers	41 677	43 632	30 642
Gold (a)	40 774	42 597	29 704
Silver (b)	663	857	839
Uranium (c)	240	178	99
Consideration from streaming contract[1]	471	397	—
Hedging gain/(loss)[2]	497	(2 296)	(1 397)
Total revenue[3]	42 645	41 733	29 245
1    Relates to the recognition of non-cash consideration recognised as part of revenue for the streaming arrangement. Refer to note 31 for further information.
2    Relates to the realised effective portion of the hedge-accounted gold derivatives. Refer to note 19 for further information.
3    A geographical analysis of revenue is provided in the segment report. Refer to note 41 for further information.

Revenue from contracts with customers
The points of transfer of control are as follows:

Gold: South Africa (excluding streaming contract)	Gold is delivered and a certificate of sale is issued.
Gold and silver: Hidden Valley	Metal is collected from Hidden Valley and a confirmation of collection is sent to and accepted by the customer.
Uranium	Confirmation of transfer is issued.
Streaming contract	Gold is delivered and credited into the Franco-Nevada designated gold account.

(a)    The decrease in gold revenue during the 2022 financial year is mainly due to the decrease in gold production by 3% to 46 236kg from 47 755kg in 2021. The decrease is a result of mining constraints at Doornkop, Moab Khotsong and Tshepong Operations resulting in lower grade recovered, the seismic issues experienced at Bambanani as well as the geotechnical instability affecting Stage 6 and a conveyor belt failure at Hidden Valley. In addition, the average gold spot price received decreased by 2% from R899 563/kg in the 2021 year to R883 453/kg in 2022. The decrease was partially offset by an increase in production at Mponeng and Mine Waste Solutions as they contributed for the full year compared to nine months in 2021.

The increase in gold revenue during the 2021 financial year is mainly due to the acquisition of the Mponeng operations and related assets and a higher gold price. The acquired operations contributed R7.5 billion in revenue during the period. In addition, the average gold spot price received increased by 17% to R899 563/kg in 2021.

(b)    Silver is derived from the Hidden Valley mine in Papua New Guinea. Silver produced decreased by 12% to 59 489kg from 67 295kg in 2021 as a result of operational issues experienced at Hidden Valley, as mentioned above. The average silver price decreased by 10% to R11 293/kg in 2022.

Silver produced decreased by 31% to 67 295kg in 2021 from 97 332kg in 2020, however the average silver price increased by 49% to R12 602/kg in 2021.

(c)    Uranium is derived from the Moab Khotsong operation. Uranium produced increased by 11% to 167 696kg from 150 778kg in 2021 and the average uranium price increased by 50% to R1 514/kg in 2022.

Uranium produced increased by 10% to 150 778kg in 2021 from 137 298kg in 2020 and the average uranium price increased by 15% to R1 010/kg in 2021.

Notes to the group financial statements continued
For the year ended 30 June 2022
5    Revenue continued
Below are the average commodity prices received for the financial years:

	2022	2021	2020
Gold[1]
– US$ per ounce (US$/oz)	1 829	1 719	1 461
– Rand per kilogram (R/kg)	894 218	851 045	735 569
Silver
– US$ per ounce (US$/oz)	23.09	25.45	16.85
– Rand per kilogram (R/kg)	11 293	12 602	8 485
Uranium
– US$ per pound (US$/lb)	45.14	29.76	25.34
– Rand per kilogram (R/kg)	1 514	1 010	875
1    The gold price includes the realised effective portion of the hedge-accounted gold derivatives.

6    Cost of sales

	SA Rand
Figures in million	2022	2021	2020
Production costs (a)	33 099	29 774	22 048
Amortisation and depreciation of mining assets (b)	3 622	3 777	3 409
Amortisation and depreciation of assets other than mining assets (b)	61	98	99
Rehabilitation expenditure (c)	136	135	47
Care and maintenance costs of restructured shafts (d)	273	144	146
Employment termination and restructuring costs (e)	218	332	40
Share-based payments (f)	143	114	130
Impairment of assets (g)	4 433	1 124	—
Other	(58)	(9)	(11)
Total cost of sales	41 927	35 489	25 908

(a)    Production costs include mine production, transport and refinery costs, applicable general administrative costs, movement in inventories and ore stockpiles, ongoing environmental rehabilitation costs and transfers for stripping activities. Employee termination costs are included, except for employee termination costs associated with major restructuring and shaft closures, which are separately disclosed.

Production costs increased by R3 325 million (11% year on year) during 2022. These costs increased mainly due to the inclusion of the Mponeng operations and related assets for a full financial year, and inflationary pressures on costs including labour, electricity and consumables. This was partially offset by a reduction in the royalty expense in the current year due to lower profits which impacted the rates at which the royalties are calculated.

Production costs increased by R7 726 million (35% year on year) during the 2021 year. These costs increased mainly as a result of the acquisition of the Mponeng operations and related assets, which contributed R5 230 million to the increase. The remaining increase is mainly attributable to higher utilities and labour costs as a result of annual increases. Also contributing is the royalty expense which increased due to increased profitability as a result of the higher gold prices, which also impacted on the rates at which royalties are calculated.

Production costs, analysed by nature, consist of the following:

	SA Rand
Figures in million	2022	2021	2020
Labour costs, including contractors	19 350	17 585	13 004
Consumables	8 581	7 218	5 441
Water and electricity	6 009	5 138	3 664
Change in inventory	21	69	(70)
Capitalisation of mine development costs	(2 576)	(2 117)	(1 485)
Stripping activities	(1 096)	(1 047)	(675)
Royalty expense	360	637	327
Other	2 450	2 291	1 842
Total production costs	33 099	29 774	22 048

Notes to the group financial statements continued
For the year ended 30 June 2022
6    Cost of sales continued
(b) The decrease for the 2022 year is predominantly as a result of the operational challenges experienced at the Hidden Valley operation, which resulted in lower production and therefore a decrease in depreciation year on year of R651 million. This was partially offset by increased depreciation at the other operations. Notably, Mine Waste Solutions had a year-on-year increase of R227 million, primarily due to new assets being brought into use. Mponeng also recorded an increase, due to the consolidation for the full year for 2022 compared to nine months for 2021, amounting to R54 million. With the closure of Bambanani earlier than initially planned, additional depreciation of R56 million was recorded due to the shortened life of the operation.

The increase for the 2021 year is as a result of the operations running for the entire year with no lockdown while the charge for 2020 was impacted by lower production due to the closure of underground operations as a result of the Covid-19 pandemic. The inclusion of the Mponeng operations and related assets in the asset base also contributes to the increase year on year.

Amortisation and depreciation of assets other than mining assets includes the amortisation of intangible assets.

(c)    For the assumptions used to calculate the rehabilitation costs, refer to note 26. This expense includes the change in estimate for the rehabilitation provision where an asset no longer exists as well as costs related to the rehabilitation process. For 2022, R65 million (2021: R15 million) (2020: R47 million) was spent on rehabilitation in South Africa. Refer to note 26.

The acquisition of the Mponeng operations and related assets resulted in Harmony taking on the rehabilitation liability for these operations, resulting in a R80 million increase in the rehabilitation provision expense for the 2021 year, as compared with 2020.

(d)    The increase in the 2022 year is mainly due to the Vaal River surface operations and Kopanang gold plant being placed on care and maintenance at the end of the 2021 year, which contributed R117 million to the total.

(e)    During 2021, a new programme for voluntary and medical severance packages was offered to employees, partially related to the closure of Unisel. The decrease in 2022 is due to a lower number of employees taking up voluntary severance packages year on year. The employment termination and restructuring expenditure for 2020 relates to the voluntary severance programme in place to reduce labour costs.

(f)    Refer to note 36 for details on the share-based payment schemes implemented by the group.

(g)    Management performed an assessment for indicators of impairment as well as indicators of reversal of previously recorded impairment losses at 30 June 2022. Due to the net asset value (before any impairments recognised) exceeding the market capitalisation of Harmony as at 30 June 2022, as well as increased operating costs, the recoverable amounts for all cash generating units (CGUs) were calculated. The recoverable amounts for these assets were determined on a fair value less cost to sell basis using assumptions per note 15 in the discounted cash flow models and attributable resource values. These are fair value measurements classified as level 3. Based on the impairment tests performed, impairments were recorded on certain operations for the 2022 year.

Where CGUs had previously been impaired, management considered whether the impairment loss (or the contributors to the previously recognised impairment loss) no longer exists or might have decreased. Management considered general and specific factors for each CGU and concluded that although overall the gold price environment had improved from the time that the impairment losses had been recognised, the specific circumstances that led to the original impairments had not reversed. Furthermore, the service potential of the asset has not increased. Management therefore resolved it to be appropriate for no reversal of previously recognised impairment losses to be recorded for the year ended 30 June 2022. There also was no reversal of impairment for the 2021 or 2020 financial years.

Refer to note 15 for further information.

The impairment of assets consists of the following:

	SA Rand
Figures in million	2022	2021	2020
Tshepong Operations	3 622	759	—
Moab Khotsong	522	—	—
Kusasalethu	145	—	—
Bambanani	144	187	—
Target 3	—	178	—
Total impairment of assets	4 433	1 124	—

Notes to the group financial statements continued
For the year ended 30 June 2022
6    Cost of sales continued
(g)    Impairment of assets continued
The Tshepong Operations were disaggregated into two separate CGUs being the Tshepong North CGU and the Tshepong South (also known as the Phakisa section) CGU, for impairment testing at 30 June 2022. This is due to the decision taken during the FY23 budget process in June 2022, to reinvest in the two individual operations to maximise individual profitability following the change to Tshepong North's life-of-mine with the sub-75 decline project being halted. Based on the forward-looking nature of the impairment assessment, a separate impairment calculation was prepared for each of the CGUs. The disaggregation of CGUs did not have an impact on reportable segments in terms of IFRS 8 Operating Segments as disclosed in the segment report, since information reported to the chief operating decision maker for the 2022 financial year was still for the combined Tshepong Operations. Going forward, however, Tshepong North and Tshepong South will be disclosed as separate reportable segments.

The recoverable amounts of the CGUs where impairments were recognised as at 30 June 2022 are as follows:

	SA Rand
	Recoverable amount
Figures in million	Life-of-mine plan	Resource base	Total
Tshepong Operations
For Tshepong South, the individual life-of-mine plan included additional capital to address flexibility constraints at the operation. Costs also increased significantly as a result of inflationary pressures. These changes along with a higher post-tax discount rate of 11.67% (2021: 10.11% for Tshepong Operations), negatively affected the discounted cash flows used to determine the recoverable amount of the operation.	1 645	—	1 645
The impairment of Tshepong North was as a result of increased cost of both production and capital expenditure and an increased post-tax discount rate of 11.67% (2021: 10.11% for Tshepong Operations). The recoverable amount was also affected by the reclassification of production for the sub-75 level from reserves in the life-of-mine plan to the resource base, which is subject to a higher discount rate of 13.72% (2021: 12.02%).	1 088	850	1 938
Moab Khotsong
The updated life-of-mine plan included an increase in working and capital costs as a result of inflationary pressures. The updated life-of-mine plan also includes additional capital expenditure which relates to the Zaaiplaats project after finalisation of its detailed design plan during the current financial year. This impacted the discounted cash flows used to determine the recoverable amount of the operation. The recoverable amount was further impacted by an increased post-tax discount rate of 10.44% (2021: 9.35%).	3 748	—	3 748
Kusasalethu
A decrease in tonnes combined with a decrease in grade over the remainder of the life-of-mine of the operation lead to a decrease in gold production. The reduction is due to an updated plan to mitigate safety risks that exist at the operation.	806	—	806
Bambanani
The life-of-mine plan of the operation was revised in the period ended 31 December 2021, bringing the closure of the operation forward from June 2024 to June 2022. This was as a result of the increased seismicity and related risk increasing as pillars were mined out. At
31 December 2021, the post-tax recoverable amount was derived from expected cash flows as per the life-of-mine plans and amounted to
R36 million. The recoverable amount is now Rnil, as the operation was closed down during June 2022. The assumptions used in the December impairment assessment included a gold price of US$1 782/oz, an exchange rate of R15.36/US$1, a final gold price of R880 000/kg and a post-tax real discount rate of 12.59%. This resulted in a post-tax recoverable amount of R36 million at 31 December 2021.
	—	—	—

Notes to the group financial statements continued
For the year ended 30 June 2022
6    Cost of sales continued
(g)    Impairment of assets continued
The recoverable amounts of the CGUs where impairments were recognised as at 30 June 2021 are as follows:

	SA Rand
	Recoverable amount
Figures in million	Life-of-mine plan	Resource base	Total
Tshepong Operations
The updated life-of-mine plan included a reduction in planned gold resulting from lower grade. There was also a change in the mining profile in the revised life-of-mine plan, which impacted on the timing of cash flows, which were then later than in comparison to the prior-year plan. These changes affected the discounted cash flows used to determine the recoverable amount of the operation.	4 847	936	5 783
Bambanani
The impairment of goodwill on Bambanani was mainly as a result of a reduction in grade over the remainder of the operation's life. The reduction in grade is due to unexpected changes in the orebody and a lower mine call factor.	341	—	341
Target 3
Previous plans to explore the sale of the operation have been abandoned and further development is not a viable option at this stage. Therefore management has determined a recoverable amount of Rnil.	—	—	—

During the financial year ended 30 June 2020 no impairments were recognised.

7    Corporate, administration and other expenditure

	SA Rand
Figures in million	2022	2021	2020
Professional and legal fees	61	52	45
Compliance and assurance costs	62	51	39
Corporate business development (a)	39	221	19
Corporate office expenditure (b)	797	707	486
Other corporate and administration expenses	25	37	22
Total corporate, administration and other expenditure	984	1 068	611

(a)    The decrease in corporate business development in 2022 is largely attributable to integration costs incurred in 2021 of R205 million (2020: R4 million) which were incurred in relation to the acquisition of Mponeng operations and related assets. These expenses were not incurred in the 2022 financial year. Refer to note 14 for further detail.

(b)    The increase in corporate office expenditure in 2021 is mainly due to the increase in remuneration costs and employee incentive payments from a reduced base in the 2020 year following group-wide pay cuts in response to the Covid-19 pandemic.

8    Foreign exchange translation gain/(loss)

	SA Rand
Figures in million	2022	2021	2020
Borrowings (a)	(411)	894	(970)
Other items (b)	84	(224)	78
Total foreign exchange translation gain/(loss)	(327)	670	(892)

(a)The loss in 2022 is predominantly caused by unfavourable translations on US dollar loan balances. The unfavourable translations on US dollar loans are attributable to the Rand weakening against the US dollar, evidenced by a closing exchange rate of R16.27/US$1 (2021: R14.27/US$1) (2020: R17.32/US$1). However, the average exchange rate improved marginally from the prior financial year to R15.21/US$1 (2021: R15.40/US$1) (2020: R15.66/US$1).

(b)This relates mainly to the translation of metal trade receivables and cash from a foreign currency to the functional currencies of the operating entities.

Notes to the group financial statements continued
For the year ended 30 June 2022
9    Other operating expenses

	SA Rand
Figures in million	2022	2021	2020
Social investment expenditure	145	126	143
Loss on scrapping of property, plant and equipment (a)	7	161	62
Silicosis settlement provision (b)	23	80	36
Loss allowance	22	47	63
Remeasurement of contingent consideration (c)	(61)	(127)	—
Income from third-party toll treatment fee (d)	(25)	—	—
Other (income)/expense – net (e)	(110)	(46)	5
Total other operating expenses	1	241	309

(a)    These losses arise from the derecognition of property, plant and equipment that is no longer in use. No future economic benefits are expected from the use or disposal of these assets. Refer to note 15 for further detail on the accounting policy as well as the amounts per asset category.

(b)    Refer to note 27 for details on the movement in the silicosis settlement provision.

(c)    Refer to note 29 for details on the remeasurement of the contingent consideration

(d)    The amount relates to fees received from a third party for the treatment of ore at the Doornkop plant.

(e)    The increase for the 2022 year is mainly attributable to insurance claim proceeds of R83 million and profit on the sale of property, plant and equipment of R24 million.

10    Investment income

Accounting policy
Interest income is recognised on the effective interest method, taking into account the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group. Dividend income is recognised when the shareholder's right to receive payment is established. This is recognised at the last date of registration.

Cash flows from interest and dividends received are classified under operating activities in the cash flow statement.

	SA Rand
Figures in million	2022	2021	2020
Interest income from financial assets at amortised cost	276	265	257
Dividend income[1]	24	23	—
Net gain on financial instruments[2]	52	43	118
Total investment income	352	331	375
1    Comprises R10 million (2021: R18 million) received from Rand Mutual Assurance and R14 million (2021: R5 million) received from equity investments held by environmental trusts (refer to note 17).
2        Primarily relates to the environmental trust funds (refer to note 17) and the ARM BBEE Trust loan (refer to note 18). In 2021 the gains were offset by a day one expense of R87 million on the refinancing of the ARM BBEE Trust loan.

11    Finance costs

Accounting policy
Borrowing costs are capitalised to the extent that they are directly attributable to the acquisition and construction of qualifying assets. Qualifying assets are assets that take a substantial time to get ready for their intended use. These costs are capitalised until the asset moves into the production phase. Other borrowing costs are expensed. The foreign exchange translation loss is included in the borrowing cost calculation to the extent that it is considered to be a part of interest. In a year where a foreign exchange gain is recognised on the borrowings’ translation, the potential impact thereof on the rate as well as the borrowing costs is disregarded.

Notes to the group financial statements continued
For the year ended 30 June 2022
11    Finance costs continued

	SA Rand
Figures in million	2022	2021	2020
Financial liabilities
Borrowings	238	228	424
Other creditors and liabilities	22	14	9
Total finance costs from financial liabilities	260	242	433
Non-financial liabilities
Time value of money for other provisions	79	74	88
Streaming arrangements	67	71	—
Time value of money and inflation component of rehabilitation costs	377	296	194
Total finance costs from non-financial liabilities	523	441	282
Total finance costs before interest capitalised	783	683	715
Interest capitalised (a)	(65)	(22)	(54)
Total finance costs	718	661	661

(a)The capitalisation rate used to determine capitalised borrowing costs is:

	Percent (%)
	2022	2021	2020
Capitalisation rate	6.8	3.8	9.4
The capitalisation rate for 2022 and 2020 includes the impact of the foreign exchange loss for the year where the Rand equivalent rate is used. The decrease in the capitalisation rate for 2021 is due to the exclusion of the foreign exchange gain for the year.

Notes to the group financial statements continued
For the year ended 30 June 2022
12    Taxation

Accounting policy
Taxation is made up of current and deferred taxation. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred taxation is recognised on temporary differences existing at each reporting date between the tax base of all assets and liabilities and their carrying amounts. Substantively enacted tax rates are used to determine future anticipated effective tax rates which in turn are used in the determination of deferred taxation, except to the extent that deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and does not affect the accounting or taxable profit or loss at the time of the transaction. Deferred tax is charged to profit or loss, except where the tax relates to items recognised in other comprehensive income or directly in equity, in which case the tax is also recognised in other comprehensive income or directly in equity. The effect on deferred tax of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

The principal temporary differences arise from amortisation and depreciation on property, plant and equipment, provisions, unutilised tax losses, unutilised capital allowances carried forward and unrealised gains and losses on the gold forward sale contracts. Deferred tax assets relating to the carry forward of unutilised tax losses and unutilised capital allowances are recognised to the extent that it is probable that future taxable profit will be available against which the unutilised tax losses and unutilised capital allowances can be utilised. The recoverability of these assets is reviewed at each reporting date and adjusted if recovery is no longer probable.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries, joint ventures and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Critical accounting estimates and judgements
The group is subject to income tax in several jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. When different tax rates apply to different levels of taxable income, deferred tax assets and liabilities are measured using the average tax rates that are expected to apply to the taxable profit (tax loss) of the periods in which the temporary differences are expected to reverse. At the group’s South African operations, such average tax rates are directly impacted by the profitability of the relevant mine. The deferred tax rate is therefore based on the current estimate of future profitability of an operation when temporary differences will reverse, based on tax rates and tax laws that have been enacted at the balance sheet date. The future profitability of each mine, in turn, is determined by reference to the life-of-mine (LoM) plan for that operation. The LoM plan is influenced by factors as disclosed in note 15, which may differ from one year to the next and normally result in the deferred tax rate changing from one year to the next.

Management has to exercise judgement with regard to deferred tax assets. Where it is not probable that future taxable income may flow against which these assets can be offset, the deferred tax assets are not recognised.

Notes to the group financial statements continued
For the year ended 30 June 2022
12    Taxation continued
The taxation (expense)/credit for the year is as follows:

	SA Rand
Figures in million	2022	2021	2020
SA taxation
Mining tax (a)	(182)	(464)	(56)
– current year	(194)	(467)	(61)
– prior year	12	3	5
Non-mining tax (b)	(125)	(80)	(2)
– current year	(121)	(81)	(2)
– prior year	(4)	1	—
Deferred tax (c)	353	(714)	(197)
– current year	353	(714)	(197)

Total taxation (expense)/credit	46	(1 258)	(255)

(a)    Mining tax on gold mining taxable income in South Africa is determined according to a formula, based on the taxable income from mining operations. 5% of total revenue is exempt from taxation, while the remainder is taxable at a higher rate (up to a maximum of 34%) than non-mining income (28%) as a result of applying the gold mining formula. Mining and non-mining income of Australian and PNG entities are taxed at a standard rate of 30%.

All qualifying mining capital expenditure is deducted from taxable mining income to the extent that it does not result in an assessed loss. Accounting depreciation is eliminated when calculating the South African mining taxable income. Excess capital expenditure is carried forward as unredeemed capital to be claimed from future mining taxable income. The group has several tax paying entities in South Africa. In terms of the mining ring-fencing application, each ring-fenced mine is treated separately and deductions can normally only be utilised against mining income generated from the relevant ring-fenced mine.

The movement in foreign exchange translation from gains in the 2021 year to losses in 2022 and a decline in mining taxable income resulted in the decrease in the current tax expense during the 2022 year. The movement in foreign exchange translation from losses in the 2020 year to gains in 2021, as well as higher mining taxable income due to the increase of revenue, resulted in the increase in the current tax expense during the 2021 year. This was also impacted by certain companies within the group using their unredeemed capital allowances as well as assessed losses during 2021.

(b)    Non-mining taxable income of mining companies and the taxable income for non-mining companies are taxed at the statutory corporate rate of 28%.The expense for the 2022 and 2021 financial years relates to non-mining tax arising from derivative gains (realised and unrealised) recognised on the foreign currency derivatives as well as the realised gains on the commodity forward sale contracts. During 2020, the losses on the derivative contracts resulted in non-mining tax losses. Refer to note 19 for details on the group's derivative gains and losses recorded.

(c)    The deferred tax rate used to calculate deferred tax is based on the current estimate of future profitability when temporary differences will reverse based on tax rates and tax laws that have been enacted at the balance sheet date. Depending on the profitability of the operations, the deferred tax rate can consequently be significantly different from year to year.

Following the completion of the annual life-of-mine plans, management revised the weighted average deferred tax rates for all the South African operations. As part of the determination of the deferred tax rates, consideration was given to the amended corporate income tax rate of 27% from 28% as well as the change in the mining tax rate from 34% to 33% for the 2023 financial year. The annual limitation of assessed loss utilisation to 80% of taxable income was incorporated in the calculation. The changes were considered to be substantively enacted at 30 June 2022 and would affect forecast tax estimations or cash flows. They were also taken into account in the determination of recoverable amounts for impairment purposes. Refer to note 15.

Changes to the deferred income tax rates were significant for the following entities:

	Percent (%)
	2022	2021	2020
Harmony	25.1	27.4	29.8
Freegold (Harmony) (Proprietary) Limited	7.0	12.1	11.4
Randfontein Estates Limited (Randfontein)	8.7	5.1	10.1
Harmony Moab Khotsong Operations (Proprietary) Limited (Moab)	14.7	17.6	17.3
Golden Core Trade and Invest (Proprietary) Limited (Mponeng)	12.8	11.3	n/a

Notes to the group financial statements continued
For the year ended 30 June 2022
12    Taxation continued
(c)    Deferred tax continued
These changes, together with changes in the temporary differences, had the following impacts:
•The change in rates, with majority decreasing year on year at the individual company level (other than hedge accounted derivatives), resulted in a decrease in the deferred tax expense and liability to the amount of R386 million (2021: R55 million increase)
•The impact of impairments at the individual CGU level resulted in a decrease in the deferred tax expense and liability of R312 million
•Unwinding of temporary differences related to unredeemed capital expenditure balances resulted in an increase of R86 million in the deferred tax expense (2021: R301 million)
•The Rand weakened during the 2022 year and the number of outstanding Rand gold contracts at 30 June 2022 decreased, resulting in a negative impact on the valuation of the Rand gold derivatives at year end. Refer to notes 19 and 39 for detail. The temporary differences related to the Rand gold derivatives therefore also decreased, resulting in a R170 million decrease in the deferred tax liability and deferred tax expense (2021: R782 million increase). Management assessed the rates at which the temporary differences are expected to reverse and revised the rate for the vast majority of the companies from the previous non-mining tax rate of 28% rate to the non-mining tax rate of 27% which will be applicable from 2023 onwards.

Income and mining tax rates
The tax rate remained unchanged for the 2020, 2021 and 2022 years.

Major items causing the group's income tax provision to differ from the South African mining statutory tax rate of 34% were:

	SA Rand
Figures in million	2022	2021	2020
Tax (expense)/credit on net profit/loss at the mining statutory tax rate	360	(2 170)	202
Non-allowable deductions and non-taxable items	(328)	(153)	(221)
Equity-settled share-based payments	(49)	(49)	(62)
Gain on bargain purchase	—	102	—
Acquisition- and integration-related costs	—	(75)	—
Impairment of goodwill	(114)	(64)	—
Exploration expenditure	(79)	(15)	(55)
Finance costs	(52)	(50)	(76)
Other	(34)	(2)	(28)
Movement in temporary differences related to property, plant and equipment[1]	(1 447)	378	(355)
Movements in temporary differences related to other assets and liabilities	(174)	(465)	(452)
Difference between effective mining tax rate and statutory mining rate on mining income	125	145	10
Difference between non-mining tax rate and statutory mining rate on non-mining income	26	17	—
Effect on temporary differences due to changes in effective tax rates[2]	386	(55)	(469)
Prior-year adjustment	10	(4)	5
Capital allowances[3]	973	860	766
Deferred tax asset not recognised[4]	115	189	34
Deferred tax asset previously not recognised now recorded[5]	—	—	225
Income and mining taxation (expense)/credit	46	(1 258)	(255)
Effective income and mining tax rate (%)	4	20	(43)
1    The change in 2022 is mainly as a result of the decrease in the net carrying value of Freegold and Moab’s assets due to the impairment recognised (refer to note 6) as well as an increase in the unredeemed capital expenditure balance of Avgold.
2    Refer to (c) above for detail of the deferred tax rate changes.
3    This relates to the additional capital allowance that may be deducted from taxable income from mining operations in South Africa. A significant portion relates to Avgold Limited (Avgold) which has a 0% effective tax rate.
4    This relates to tax losses and deductible temporary differences for which future taxable profits are uncertain and are not considered probable.
5    In 2020, the assessment on whether there would be future profits for Harmony Company as well as taxable temporary differences, which the deductible temporary differences can be reversed against, was performed. Management concluded that there would be and therefore the deferred tax asset not recognised in the 2019 year was recognised at 30 June 2020.

Notes to the group financial statements continued
For the year ended 30 June 2022
12    Taxation continued
Deferred tax
The analysis of deferred tax assets and liabilities is as follows:

	SA Rand
Figures in million	2022	2021
Deferred tax assets	(1 183)	(1 202)
Deferred tax asset to be recovered after more than 12 months	(1 091)	(522)
Deferred tax asset to be recovered within 12 months	(92)	(680)
Deferred tax liabilities	2 566	3 108
Deferred tax liability to be recovered after more than 12 months	2 192	2 713
Deferred tax liability to be recovered within 12 months	374	395

Net deferred tax liability	1 383	1 906

Deferred tax liabilities and assets on the balance sheet as of 30 June 2022 and 30 June 2021 relate to the following:

	SA Rand
Figures in million	2022	2021
Gross deferred tax liabilities	2 566	3 108
Amortisation and depreciation[1]	2 375	2 807
Derivative financial instruments	143	276
Other	48	25
Gross deferred tax assets	(1 183)	(1 202)
Unredeemed capital expenditure[2]	(3 863)	(3 540)
Provisions, including non-current provisions	(1 133)	(1 157)
Contingent consideration liability	(39)	(47)
Streaming contract liability	(86)	(140)
Other	(3)	—
Tax losses[3]	(1 524)	(1 151)
Deferred tax asset not recognised[4]	5 465	4 833

Net deferred tax liability	1 383	1 906
1    The decrease in amortisation and depreciation year on year is mainly as a result of the impairments recognised during 2022.
2    Unredeemed capital expenditure mainly consists of Hidden Valley R3 521 million (2021: R3 157 million) and Mponeng R125 million (2021: R146 million).
3    The majority of the amount relates to Hidden Valley's tax losses of R1 417 million (2021: R1 089 million).
4    The deferred tax asset not recognised relates to Harmony's PNG operations.

Movement in the net deferred tax liability recognised in the balance sheet is as follows:

	SA Rand
Figures in million	2022	2021
Balance at beginning of year	1 906	465
Expense/(credit) per income statement	(353)	714
Acquisition of Mponeng operations and related assets	—	(55)
Tax directly charged to other comprehensive income	(170)	782
Balance at end of year	1 383	1 906
Deferred tax assets per balance sheet	(203)	(272)
Deferred tax liabilities per balance sheet	1 586	2 178

A deferred tax asset continues to be recognised for both Harmony Gold Mining Company Limited (Harmony Company) and Chemwes (Proprietary) Limited (Chemwes Company) at 30 June 2022. The net deferred tax asset balance of Harmony company has increased to R179 million (2021: R175 million), while Chemwes Company’s net deferred tax asset has decreased to R24 million (2021: R97 million). At 30 June 2022, it is considered probable that sufficient future taxable profits will be available against which the remaining deductible temporary differences existing at the reporting date can be utilised.

Notes to the group financial statements continued
For the year ended 30 June 2022
12    Taxation continued
Deferred tax continued

	SA Rand
Figures in million	2022	2021
As at 30 June, the group had the following potential future tax deductions:
Unredeemed capital expenditure available for utilisation against future mining taxable income[1]	45 408	41 184
Tax losses carried forward utilisable against mining taxable income[2]	7 445	5 746
Capital gains tax (CGT) losses available to be utilised against future CGT gains[4]	583	570
As at 30 June, the group has not recognised the following deferred tax asset amounts relating to the above:	15 978	13 820
The unrecognised temporary differences are:
Unredeemed capital expenditure[3]	42 859	37 667
Tax losses[2]	6 471	4 832
CGT losses[4]	583	570
1     Includes Avgold R27 133 million (2021: R24 161 million), Randfontein R502 million (2021: R1 268 million), Freegold R557 million (2021: R42 million), Mponeng R978 million (2021: R1 296 million), Chemwes R260 million (2021: R419 million) and Hidden Valley R15 725 million (2021: R13 506 million). These have an unlimited carry-forward period.
2    Relates mainly to Hidden Valley R4 718 million (2021: R3 629 million), Randfontein R708 million (2021: R796 million), and Avgold R1 761 million (2021: R1 184 million). These have an unlimited carry-forward period.
3    Relates to Avgold and Hidden Valley.
4    The CGT losses relate to the gross CGT losses available to be utilised against future CGT gains.

Dividend tax (DT)
The withholding tax on dividends remained unchanged at 20%.

13    Earnings/(loss) per share
Basic earnings/(loss) per share
Basic earnings/(loss) per share is calculated by dividing the net income attributable to shareholders by the weighted number of ordinary shares in issue during the year.

	2022	2021	2020
Ordinary shares in issue (000)	616 526	616 052	603 143
Adjustment for weighted number of ordinary shares in issue (000)	(121)	(5 582)	(61 306)
Weighted number of ordinary shares in issue (000)	616 405	610 470	541 837
Adjustment for weighted number of treasury shares (000)[1]	(3 950)	(6 184)	(6 501)
Basic weighted average number of ordinary shares in issue (000)	612 455	604 286	535 336

	SA Rand
	2022	2021	2020
Total net profit/(loss) attributable to shareholders (million)	(1 052)	5 087	(878)
Total basic earnings/(loss) per share (cents)	(172)	842	(164)
1 These are the weighted number of treasury shares for the years presented. Refer to note 24 for the actual number of treasury shares that are in issue.

Notes to the group financial statements continued
For the year ended 30 June 2022
13    Earnings/(loss) per share continued
Diluted earnings/(loss) per share
For diluted earnings/(loss) per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares as a result of share options granted to employees under the share option schemes in issue. A calculation is performed to determine the number of shares that could have been acquired at fair value, determined as the average annual market share price of the company's shares, based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	2022	2021	2020
Weighted average number of ordinary shares in issue (000)	612 455	604 286	535 336
Potential ordinary shares (000)[1]	2 159	12 099	11 858
Weighted average number of ordinary shares for diluted earnings per share (000)[1]	614 614	616 385	547 194

	SA Rand
	2022	2021	2020
Total diluted earnings/(loss) per share (cents)[2]	(172)	825	(166)
1    Due to net loss attributable to the shareholders in 2022 and 2020, the inclusion of the share options as potential ordinary shares had an anti-dilutive effect on the loss, therefore the diluted loss per share was set at the basic loss per share for these years. The issue price and the exercise of share options issued to the employees include the fair value of any services to be supplied to the entity in the future under the share option or other share-based payment arrangements.
2    The dilution in 2020 is as a result of the potential reduction in earnings attributable to equity holders of the parent company as a result of the exercise of the Tswelopele Beneficiation Operation (TBO) option. TBO contributed a profit and therefore the reduction in earnings attributable to Harmony would increase the loss and loss per share. Following the vesting of the option in December 2019, there has been no further impact.

Dividends

Accounting policy
Dividends declared are recognised in the period in which they are approved by the board of directors. Dividends are payable in South African Rand.

Cash flows from dividends paid are classified under financing activities in the cash flow statement.

•The board declared an interim ordinary dividend of 40 SA cents for the year ended 30 June 2022 (2021:110 SA cents). R247 million was paid on 11 April 2022 (2021: R677 million was paid on 19 April 2021). A final dividend of 27 SA cents for the 2021 year was declared by the board, amounting to R167 million which was paid on 18 October 2021. No dividends were paid on ordinary shares by Harmony during 2020.
•The board declared a final ordinary dividend of 22 SA cents for the year ended 30 June 2022, paid on 17 October 2022.
•Harmony declares an annual preference share dividend to the Harmony Gold Community Trust (the Trust). The board declared a preference dividend of R9 million and was paid to the Trust on 11 August 2022 (2021 and 2020: R9 million on 10 August 2021 and 6 August 2020 respectively).
•During 2022, dividend payments of R16 million were made to the non-controlling interest holders in Tswelopele Beneficiation Operation (2021: R7 million) (2020: R3 million).

	SA Rand
	2022	2021	2020
Dividends declared (millions)	414	677	—
Dividend per share (cents)	67	110	—

Notes to the group financial statements continued
For the year ended 30 June 2022
14    Acquisitions and business combinations
Acquisition of AngloGold Ashanti's remaining South African operations
On 12 February 2020, Harmony announced that it had reached an agreement with AngloGold Ashanti Limited (AGA) to purchase the Mponeng operations and related assets. Harmony's primary goal with the acquisition was to improve the group's overall recovered grade and increase cash flow margins. The transaction included the following assets and liabilities:
•The Mponeng, Tau Tona and Savuka mines and associated rock-dump and tailings storage facility reclamation sites, mine rehabilitation and closure activities located in the West Wits region and their associated assets and liabilities
•Certain rock-dump reclamation, mine rehabilitation and closure activities located in the Vaal River region and their associated assets and liabilities (the VR Remaining assets)
•100% of the share capital of First Uranium (Proprietary) Limited which owns Mine Waste Solutions (Proprietary) Limited and Chemwes (Proprietary) Limited as well as associated tailings assets and liabilities (the FUSA Group)
•100% of the share capital of Covalent Water Company (Proprietary) Limited (CWC), AGA Security Services (Proprietary) Limited and Masakhisane Investments (Proprietary) Limited.

The last condition precedent for the acquisition was fulfilled during September 2020, resulting in an acquisition date of 1 October 2020.

Cash generating units identified
Based on management's assessment, the transaction met the definition of a business combination as defined by IFRS 3. The following cash generating units (CGUs) were identified in the acquisition:
•The Mponeng business, consisting of the Mponeng, Tau Tona and Savuka mines, forming a single complex, and their associated assets and liabilities, including CWC
•The West Wits closure business, consisting of the Savuka plant and associated rock-dump and tailings storage facility reclamation sites, mine rehabilitation and closure activities located in the West Wits region and the associated assets and liabilities
•Mine Waste Solutions
•The Vaal River closure business, consisting of certain rock-dump reclamation, mine rehabilitation and closure activities located in the Vaal River region and their associated assets and liabilities.

Consideration transferred
Consideration for the transaction amounted to a cash payment of R3.4 billion (US$200 million), paid on 30 September 2020, and contingent consideration subject to the following criteria:
•US$260 per ounce payable on all underground production from the Mponeng, Savuka and Tau Tona mines in excess of 250 000 ounces per year for six years commencing 1 January 2021
•US$20 per ounce payable on underground production from the Mponeng, Savuka and Tau Tona mines sourced from levels developed in the future below the current infrastructure.

As at 1 October 2020, the contingent consideration was valued at R544 million by using the discounted cash flows valuation method, discounted at a post-tax real rate of 10.6%. The fair value calculated for the contingent consideration is level 3 in the fair value hierarchy due to the use of unobservable inputs. The contingent consideration attributable to the below infrastructure ounces of gold was valued at Rnil at 1 October 2020. Refer to note 29 for subsequent measurement disclosure.

Acquisition and integration costs
The total of R124 million (2020: R45 million) for acquisition costs for the year ended 30 June 2021 relates to various costs directly attributable to the acquisition process. These costs include attorney and advisory fees. There were also costs incurred for the integration of the acquired assets into Harmony's existing structures and systems. These costs include project management and consultancy fees and software licensing costs required to interface with the Harmony systems. These costs amounted to R205 million (2020: R4 million) for the 2021 year and were included in Corporate, administration and other expenditure.

Notes to the group financial statements continued
For the year ended 30 June 2022
14    Acquisitions and business combinations continued
Acquisition of AngloGold Ashanti's remaining South African operations continued
Identifiable assets acquired and liabilities assumed

Critical accounting estimates and judgements
Key assumptions for the valuation of the respective CGUs are the gold prices, market discount rates, exchange rates and life-of-mine plans. Due to the volatility associated with the potential upside driven by the higher gold prices in the short to medium term, management opted to adopt conservative gold price assumptions in order to accommodate for this, which is still in line with a market participant's view. Management has considered the impact of the Covid-19 pandemic on the valuations performed and made adjustments to the production and cost estimates for the respective CGUs.

The fair value of the identifiable net assets acquired was determined on the expected discounted cash flows based on the life-of-mine plans of the Mponeng business (Mponeng), West Wits closure business (WW), Mine Waste Solutions (MWS) and the Vaal River closure business (VR). The post-tax real discount rates used ranged from 8.5% to 11.6%, real exchange rates ranged between R14.41/US$1 and R16.75/US$1, while real gold prices ranged between US$1 308/oz and US$1 784/oz over the valuation period. The valuation was performed as at 1 October 2020.

As part of determining the fair value of the provision for environmental rehabilitation the pre-tax risk-free rates used for discounting ranged between 5.1% and 11.5%, while inflation of 5.0% was used for cost escalation.

The fair value of the unfavourable contract liability, which forms part of the streaming arrangement with Franco-Nevada, was measured at the difference between a market analyst consensus of gold prices and the fixed cash consideration to be received for gold delivered. A post-tax real rate of 11.6% was used to discount the liability over the expected period of delivery to settle the contract.

The deferred tax rates used to calculate deferred tax is based on the current estimate of future profitability when temporary differences will reverse based on tax rates and tax laws that have been enacted at acquisition date. The calculated deferred tax rates as at 1 October 2020 were 15.0% for Mponeng and WW, 20.8% for VR and 18.4% for MWS.

Fair value determination of acquired operations
Management considers the purchase price allocation to be final and the accounting for the acquisition to be concluded as at
30 June 2021. The final amounts for the identifiable assets acquired and liabilities assumed have been included below.

The fair values as at the acquisition date are as follows:

SA Rand
Figures in million	2021
Non-current assets
Property, plant and equipment	6 024
Restricted cash and investments	1 268
Deferred tax assets	222
Current assets
Inventories	454
Trade and other receivables[1]	47
Cash and cash equivalents	3
Non-current liabilities
Deferred tax liabilities	(167)
Provision for environmental rehabilitation	(1 856)
Other non-current liabilities	(41)
Streaming contract liability	(938)
Current liabilities
Trade and other payables	(324)
Streaming contract liability	(479)
Fair value of net identifiable assets acquired at 1 October 2020	4 213
1    The gross contractual amounts receivable is equal to the fair value of the receivables at acquisition date

Notes to the group financial statements continued
For the year ended 30 June 2022
14    Acquisitions and business combinations continued
Acquisition of AngloGold Ashanti's remaining South African operations continued
Fair value determination of acquired operations continued
Groundwater pollution liability
During an assessment of the environmental liabilities associated with the acquisition, a risk related to the potential decant and pollution of groundwater from the tailings storage facilities was identified. Harmony performed an initial assessment and plans on using physo-remediation to assist in mitigating the risk.

A contingent liability acquired in a business combination is recognised in the acquisition accounting if it is a present obligation and its fair value can be measured reliably. Based on Harmony's assessment, a liability of R230 million was raised as part of the provision for environmental rehabilitation assumed in the business combination.

Gain on bargain purchase
The gain on bargain purchase was calculated as follows:

SA Rand
Figures in million	2021
Consideration paid
– Cash consideration	3 366
– Contingent consideration	544
Fair value of net identifiable assets acquired	(4 213)
Gain on bargain purchase	(303)

The gain on bargain purchase realised can be attributed to the higher gold prices and R/US$ exchange rate assumptions that were used in the business valuations performed as at 1 October 2020 when compared to the assumptions used when the transaction was negotiated. The gold price and exchange rate assumptions were impacted by the market uncertainty surrounding the Covid-19 pandemic, which has had a significant impact on the short- and medium-term assumptions that were included in the valuations.

Gain on bargain purchase has been included as a separate line item in the income statement.

Notes to the group financial statements continued
For the year ended 30 June 2022
15    Property, plant and equipment

	SA Rand
Figures in million	2022	2021
Mining assets	25 320	26 487
Mining assets under construction	3 132	2 732
Undeveloped properties	4 004	3 988
Other non-mining assets	416	390
Total property, plant and equipment	32 872	33 597

Mining assets

Accounting policy
Mining assets, including mine development costs and mine plant facilities, are initially recorded at cost, whereafter they are measured at cost less accumulated depreciation and impairment. Costs include expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.

The net assets of operations placed on care and maintenance are impaired to their recoverable amount. Expenditure on the care and maintenance of these operations is charged against income, as incurred. Mineral and surface use rights represent mineral and surface use rights for parcels of land, both owned and not owned by the group.

Mineral and surface rights include acquired mineral use rights in production, development and exploration phase properties. The amount capitalised related to a mineral and surface right, either as an individual asset purchase or as part of a business combination, is the fair value at acquisition.

The group’s mineral use rights are enforceable regardless of whether proved or probable reserves have been established. In certain limited situations, the nature of use changes from an exploration right to a mining right upon the establishment of proved and probable reserves. The group has the ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proved and probable reserves and/or undeveloped mineral interests.

Depreciation
Depreciation of mining assets is computed principally by the units-of-production method over life-of-mine based on estimated quantities of economically recoverable proved and probable reserves, which can be recovered in future from known mineral deposits.

In most instances, proved and probable reserves provide the best indication of the useful life of the group’s mines (and related assets). However, in some instances, proved and probable reserves may not provide a realistic indication of the useful life of the mine (and related assets). This may be the case, for example, where management is confident that further inferred resources will be converted into measured and indicated resources and if they are economically recoverable, they can also be classified as proved and probable reserves. Management is approaching economic decisions affecting the mine on this basis, but has chosen to delay the work required to designate them formally as reserves.

In assessing which resources to include so as to best reflect the useful life of the mine, management considers resources that have been included in the life-of-mine plan. To be included in the life-of-mine plan, resources need to be above the cut-off grade set by management, which means that the resource can be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the life-of-mine plan takes management’s view of the gold price, exchange rates as well as cost inflation into account.

In declaring the resource, management would have had to obtain a specified level of confidence of the existence of the resource through drilling as required by the South African Code for Reporting Exploration Results, Mineral Resources and Mineral Reserves (SAMREC).

Additional confidence in the existence, commercial viability and economical recovery of such resources may be based on historical experience and available geological information, such as geological information obtained from other operations that are contiguous to the group’s operations, as well as where the group mines continuations of these other operations’ orebodies and reefs. This is in addition to the drilling results obtained by the group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a reasonable degree of accuracy.

Notes to the group financial statements continued
For the year ended 30 June 2022
15    Property, plant and equipment continued
Mining assets continued

Accounting policy continued
In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence, such additional resources, which may also include certain, but not all, of the inferred resources, as well as the associated future development costs of accessing those resources, are included in the calculation of depreciation. The future development costs are those costs that need to be incurred to access these inferred resources, for example the costs to complete a decline or level, which may include infrastructure and equipping costs. These amounts have been extracted from the cash flow projections for the life-of-mine plans.

Mineral rights associated with production phase mineral interests are amortised over the life-of-mine using the units-of-production method in order to match the amortisation with the expected underlying future cash flows.

Impairment
Testing for impairment is done in terms of the group policy as discussed in note 2.5.

Scrapping of assets
Where significant adverse changes have taken place relating to the useful life of an asset, that asset is tested for impairment in terms of the group policy as discussed in note 2.5. Whether or not an impairment is recognised, it is then necessary to review the useful lives and residual values of the assets within the CGU – this is reviewed at least annually. Where necessary, the useful lives and residual values of the individual assets are revised.

Where the useful life of an asset is nil as a result of no future economic benefit expected from the use or disposal of that asset, it is necessary to derecognise the asset. The loss arising from the derecognition is included in profit or loss in the period in which the asset was derecognised.

Stripping activities
The removal of overburden and other mine waste materials is often necessary during the initial development of an opencast mine site, in order to access the mineral ore deposit. The directly attributable cost of this activity is capitalised in full within mining assets under construction, until the point at which the mine is considered to be capable of commercial production. The removal of waste material after the point at which a mine is capable of commercial production is referred to as production stripping.

When the waste removal activity improves access to ore extracted in the current period, the costs of production stripping are charged to the income statement as operating costs in accordance with the principles of IAS 2 Inventories.

Where production stripping activity both produces inventory and improves access to ore in future periods the associated costs of waste removal are allocated between the two elements. The portion which benefits future ore extraction is capitalised within stripping and development capital expenditure. If the amount to be capitalised cannot be specifically identified, it is determined based on the volume of waste extracted compared to expected volume for the identified component of the orebody. Components are specific volumes of a mine’s orebody that are determined by reference to the life-of-mine plan.

In certain instances significant levels of waste removal may occur during the production phase with little or no associated production. The cost of this waste removal is capitalised in full.

All amounts capitalised in respect of waste removal are depreciated using the units-of-production method based on proved and probable ore reserves of the component of the orebody to which they relate.

The effects of changes to the life-of-mine plan on the expected cost of waste removal or remaining reserves for a component are accounted for prospectively as a change in estimate.

Notes to the group financial statements continued
For the year ended 30 June 2022
15    Property, plant and equipment continued
Mining assets continued

Critical accounting estimates and judgements – Gold Mineral Reserves and Resources
Gold mineral reserves and resources are estimates of the amount of ounces that can be economically and legally extracted from the group’s properties. In order to calculate the gold mineral reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates. Estimating the quantities and/or grade of the reserves and resources requires the size, shape and depth of the orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

Because the economic assumptions used to estimate the gold mineral reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves and resources may change from year to year. Changes in the reserves and resources may affect the group’s financial results and financial position in a number of ways, including:
•Asset carrying values may be affected due to changes in estimated cash flows
•Scrapping of assets to be recorded in the income statement following the derecognition of assets as no future economic benefit expected
•Depreciation and amortisation charged in the income statement may change as they are calculated on the units-of-production method
•Environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves
•Useful life and residual values may be affected by the change in mineral reserves.

At the end of each financial year, the estimate of proved and probable gold mineral reserves and resources is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.

Critical accounting estimates and judgements – production start date
Various relevant criteria are considered in order to assess when the mine is substantially complete and ready for its intended use and moves into the production phase. Some of the criteria would include but are not limited to the following:
•    The level of capital expenditure compared to the total project cost estimates
•    The ability to produce gold in a saleable form (where more than an insignificant amount of gold has been produced)
•    The ability to sustain the ongoing production of gold.

Critical accounting estimates and judgements – stripping activities
The determination of the volume of waste extracted and the expected volume for the identified component of the orebody is dependent on an individual mine’s design and life-of-mine plan and therefore changes to the design or life-of-mine plan will result in changes to these estimates. Identification of the components of a mine’s orebody is made by reference to the life-of-mine plan. The assessment depends on a range of factors including each mine’s specific operational features and materiality.

Critical accounting estimates and judgements – impairment of assets
The recoverable amount of mining assets is generally determined utilising real discounted future cash flows (post tax). Management also considers such factors as the quality of the individual orebody, market risk, asset-specific risks and country risk in determining the fair value.

Key assumptions for the calculations of the mining assets’ recoverable amounts are the commodity prices, resource values, market discount rates, costs to sell, exchange rates and the annual life-of-mine plans. In determining the commodity prices and resource values to be used, management assesses the long-term views of several reputable institutions on commodity prices and based on this, derives the commodity prices and resource values.

The life-of-mine plans are based on the proved and probable reserves as included in the Reserve Declaration, which are determined in terms of SAMREC, as well as resources where management has high confidence in the orebody and economical recovery of gold, based on historic and similar geological experience.

Notes to the group financial statements continued
For the year ended 30 June 2022
15    Property, plant and equipment continued
Mining assets continued

Critical accounting estimates and judgements – impairment of assets continued
During the year under review, the group calculated the recoverable amounts (generally fair value less costs to sell) based on updated life-of-mine plans and the following gold price, silver price, copper price and exchange rates assumptions:

	2022	2021	2020
US$ gold price per ounce
– Year 1	1 861	1 805	1 610
– Year 2	1 744	1 673	1 558
– Year 3	1 664	1 582	1 469
– Long term (Year 4 onwards)	1 546	1 500	1 350
US$ silver price per ounce
– Year 1	23.85	25.72	17.00
– Year 2	22.42	23.22	17.00
– Year 3	21.46	21.70	17.00
– Long term (Year 4 onwards)	19.38	20.70	17.00
US$ copper price per pound	3.30	3.00	3.00
Exchange rate (R/US$)
– Year 1	15.55	14.54	16.72
– Year 2	15.34	14.36	15.47
– Year 3	15.26	14.44	15.29
– Long term (Year 4 onwards)	15.35	14.51	14.51
Exchange rate (PGK/US$)	3.50	3.50	3.45
Rand gold price (R/kg)
– Year 1	931 000	843 000	865 000
– Year 2	860 000	772 000	775 000
– Year 3	816 000	735 000	722 000
– Long term (Year 4 onwards)	763 000	700 000	630 000

The following are the attributable gold resource value assumptions:

	South Africa			Hidden Valley
US dollar per ounce	2022	2021	2020	2022	2021	2020
Underground resources
Measured	16.50	16.50	25.00	n/a	n/a	n/a
Indicated	9.00	9.00	8.00	n/a	n/a	n/a
Inferred	3.60	3.60	2.80	n/a	n/a	n/a
Surface resources
Measured	30.00	30.00	n/a	n/a	n/a	n/a
Indicated	17.50	17.50	n/a	9.00	9.00	8.00
Inferred	8.00	8.00	n/a	n/a	n/a	n/a

The recoverable amount of mining assets is determined utilising real discounted future cash flows or resource multiples in the case of undeveloped properties and certain resource bases. The underground resource value has been applied to Target North, Doornkop's Kimberly Reef and the Wafi-Golpu Project (refer to note 22). The surface resource values have been applied to the Mispah Tailings resource, Vaal River and West Wits surface sources.

One of the most significant assumptions that influence the group's operations' life-of-mine plans, and therefore the impairment assessment, is the expected commodity prices. Management continues to differentiate between short-, medium- and long-term assumptions used in the models. The long-term price was determined as part of the annual budgeting process and is used in the life-of-mine plans and is also the cut-off price for calculating reserves included in the declaration of reserves and resources in terms of SAMREC.

Notes to the group financial statements continued
For the year ended 30 June 2022
15    Property, plant and equipment continued
Mining assets continued

Critical accounting estimates and judgements – impairment of assets continued
The resource multiple values have remained consistent with the prior year, as no new market transactions have taken place in the South African gold mining industry that would provide more recent information compared with prior-year information. In 2021, the resource multiple values were updated based on the recent transaction between AGA and Harmony for the purchase of the Mponeng operations and related assets. The resource multiple was further updated to differentiate between underground operations and surface source operations due to the new information and applied to the relevant resource bases. Please refer to note 14 for further information on the acquisition.

Due to the volatilities experienced in the markets and the uncertainty in forecasting future cash flows as a result of the impact of the Covid-19 pandemic, management has used various probability scenarios in determining the recoverable amounts for the CGUs at 30 June 2021 and 2020. As discussed in note 4, the uncertainty that existed in prior years surrounding the potential impact of Covid-19 has dissipated and therefore management believes that it is no longer appropriate to apply Covid-adjusted probability scenarios in determining recoverable amounts for the CGUs at 30 June 2022.

The factors considered in the scenarios for 2020 and 2021 were:
•Infection rates and the timing of the expected peaks in the areas that Harmony's operations are situated in
•Expected disruptions to production together with the mitigation strategies management had in place
•Expectation of the completion date of the vaccination programme at Harmony and a governmental level
•Potential duration of the impact of the virus (prior and post vaccination) and the related restrictions in operations.

Estimates of the staffing costs for screening and monitoring employees at work and in quarantine, together with the cost of the vaccination programme, were included, while the scenarios used by management included further potential costs if vaccinations were required in the future at various intervals.

In preparing the various scenarios, management considered and varied:
•The potential impact on production and therefore on the revenue cash flows, based on historical trends that have been extrapolated to account for varying disruption levels
•The duration of potential disruptions to production, ranging from 12 months to 24 months
•The infection rates and associated costs as well as vaccination costs. This included impacts on production as well as considerations of the potential requirement to re-vaccinate in coming years.

The calculated cash flows were then weighted based on management's expectation of each of the scenarios occurring. The resulting amounts were discounted using the specific discount rate for each operation in order to determine the recoverable amount.

The post-tax real discount rate for Hidden Valley was 11.42% (2021: 10.30%) (2020: 9.02%) and the post-tax real discount rates for the South African operations ranged between 10.20% and 13.10% (2021: 9.40% and 12.00%) (2020: 9.62% and 11.53%), depending on the asset, were used to determine the recoverable amounts. Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years for the majority of the mines. Cash flows from potential projects, life-of-mine extensions and residual ounces can also be included in the impairment assessment where deemed appropriate. An additional risk premium is added to the post-tax real discount rates in these instances.

Refer to note 6 for details of impairment testing performed and impairments recorded.

Should management’s estimate of the future not reflect actual events, further impairments may be identified.

Factors affecting the estimates include:
•Changes to proved and probable ore reserves
•Economical recovery of resources
•The grade of the ore reserves may vary significantly from time to time
•Review of strategy
•Unforeseen operational issues at the mines
•Differences between actual commodity prices and commodity price assumptions
•Changes in the discount rate and foreign exchange rates
•Changes in capital, operating mining, processing and reclamation costs
•Mines' ability to convert resources into reserves
•Potential production stoppages for indefinite periods
•The impact of the Covid-19 pandemic
•Carbon tax.

Notes to the group financial statements continued
For the year ended 30 June 2022
15    Property, plant and equipment continued
Mining assets continued

Sensitivity analysis – impairment of assets
One of the most significant assumptions that influence the life-of-mine plans and therefore impairment assessments is the expected commodity prices. Management determined a reasonably possible long-term change of 10% in gold prices based on the standard deviation of both Harmony's long-term gold price assumption over the past five financial years and market analysts' forecasted long-term gold price assumptions. A 10% increase/decrease (pre-impairment and -scrapping recognition) in the gold price and resource values used, with the resultant adjustment to mining royalties (with all other variables held constant and not taking any actions, such as stopping capital projects, into account) would have resulted in the following post-tax impairment being recorded (including the impairments recorded in the current period) as at 30 June 2022:

	SA Rand
Figures in million	2022	2021
-10% decrease
Tshepong North[1]	4 074	n/a
Moab Khotsong[2]	3 869	1 916
Tshepong South[1]	2 339	n/a
Doornkop	1 690	1 914
Mponeng	1 443	2 249
Target 1	1 121	1 267
Joel	762	359
Kusasalethu	689	821
Mine Waste Solutions	493	96
Kalgold	304	390
Other assets	208	101
Hidden Valley	96	—
Central Plant Reclamation	32	—
West Wits	—	35
Tshepong Operations[1]	n/a	5 325
Bambanani[2]	n/a	413
Target 3	n/a	178
+10% increase
Tshepong South[1]	224	n/a
Target 3	n/a	178
1    The Tshepong Operations have been tested separately for impairment at 30 June 2022. Refer to note 6 for details.
2    The carrying amounts of these CGUs include goodwill and any impairment losses are allocated first to goodwill and then to the identifiable assets.

At all other operations, a 10% increase in the gold price would have resulted in no impairments being recorded.

As a result of the significant increase in discount rates experienced during the current financial year, management opted to assess the sensitivity of a reasonably possible change in discount rates on impairments of assets for all CGUs. Management assessed an increase/decrease of 50 basis points to be a reasonably possible change, based on the standard deviation of the group's base weighted average cost of capital rate over the past five financial years. This change was factored into the individual CGUs' discount rates and did not result in a material impact on the impairment that would have been recognised for any CGUs.

Notes to the group financial statements continued
For the year ended 30 June 2022
15    Property, plant and equipment continued
Mining assets continued
The movement in the mining assets is as follows:

	SA Rand
Figures in million	2022	2021
Cost
Balance at beginning of year	64 980	59 736
Fully depreciated assets no longer in use derecognised	(110)	(989)
Additions (a)	5 307	4 518
Acquisitions (b)	—	5 887
Scrapping of assets (c)	(1 752)	(1 221)
Adjustment to rehabilitation asset (d)	(248)	(774)
Transfers and other movements (e)	511	545
Translation	1 900	(2 722)
Balance at end of year	70 588	64 980
Accumulated depreciation and impairments
Balance at beginning of year	38 493	37 562
Fully depreciated assets no longer in use derecognised	(110)	(989)
Impairment of assets (f)	3 429	937
Scrapping of assets (c)	(1 745)	(1 060)
Depreciation	3 627	3 936
Translation	1 574	(1 893)
Balance at end of year	45 268	38 493
Net carrying value	25 320	26 487

(a)Included in additions for 2022 is an amount of R137 million (2021: R159 million) for capitalised depreciation associated with stripping activities at the Hidden Valley operations.

(b)Refer to note 14 for details on the fair value of assets acquired.

(c)Refer to note 9 for the total loss on scrapping recognised.

(d)Refer to note 26 for details on the adjustment to the rehabilitation asset.

(e)Transfer of assets mainly relates to assets under construction transferred to mining assets. During the 2022 year an amount of R513 million (2021: R541 million) was transferred to mining assets at Hidden Valley. This related to ongoing mining development costs.
(f)Refer to note 6 for details on the impairments recognised.

Stripping activities
Included in the balance for mining assets is an amount of R174 million (2021: R176 million) relating to Kalgold and R922 million (2021: R871 million) relating to Hidden Valley. Depreciation of R26 million (2021: R16 million) and R482 million (2021: R934 million) was recorded for Kalgold and Hidden Valley respectively.

Notes to the group financial statements continued
For the year ended 30 June 2022
15    Property, plant and equipment continued
Mining assets under construction

Accounting policy
At the group’s surface mines, when it has been determined that a mineral property can be economically developed as a result of establishing proved and probable reserves, costs incurred to develop the property are capitalised as incurred until the mine is considered to have moved into the production phase. These costs include costs to further delineate the orebody and remove overburden to initially expose the orebody.

At the group’s underground mines, all costs incurred to develop the property, including costs to access specific ore blocks or other areas of the underground mine, are capitalised to the extent that such costs will provide future economic benefits. These costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development.

Where a depreciable asset is used in the construction or extension of a mine, the depreciation is capitalised against the mine’s cost.

Exploration properties acquired are recognised in the balance sheet within development cost and are shown at cost less provisions for impairment determined in accordance with the group’s accounting policy on impairment of non-financial assets.

Mineral interests associated with development and exploration phase mineral interests are not amortised until such time as the underlying property is converted to the production stage.

Capitalisation of pre-production costs ceases when commercial levels of production are reached. Commercial levels of production are discussed under “production start date” above.

Critical accounting estimates and judgements – exploration and evaluation assets
The recoverability of exploration and evaluation expenditure is assessed at the end of each reporting period. Significant judgement is required as to whether an area of activity is to be carried forward on the balance sheet, or written off through the identification of areas of activity which have not yet reached a stage that permits a reasonable assessment of the existence of economically recoverable reserves, where there is no continuing significant activity plan in relation to the area.

The movement in the mining assets under construction is as follows:

	SA Rand
Figures in million	2022	2021
Cost
Balance at beginning of year	2 732	2 714
Additions[1]	1 278	924
Depreciation capitalised[2]	4	4
Finance costs capitalised[3]	65	22
Transfers and other movements	(513)	(541)
Translation	236	(391)
Balance at end of year	3 802	2 732
Accumulated impairments
Balance at beginning of year	—	—
Impairment[2]	670	—
Balance at end of year	670	—
Net carrying value	3 132	2 732
1    Mainly relates to Great Noligwa Shaft Pillar project of R192 million (2021: R159 million), Zaaiplaats project of R184 million (2021: R27 million) and Tshepong Operations’ Sub 75 Decline project of R170 million (2021: R91 million).
2    Relates to Tshepong Operations.
3    Refer to note 11 for further detail on the capitalisation rate applied.

Wafi-Golpu development
Capitalisation of certain project expenses on Wafi-Golpu was halted from 1 July 2019 following delays in the permitting of the project (refer to note 22). All ongoing expenses since were for holding purposes and did not result in future economic benefit. These have been included in exploration expenditure in the income statement and amounted to R58 million (2021: R51 million) for the year.

Notes to the group financial statements continued
For the year ended 30 June 2022
15    Property, plant and equipment continued
Undeveloped properties

Accounting policy
Undeveloped properties are initially recognised at cost, which is generally based on the fair value of resources obtained through acquisitions. The carrying values of these properties are tested annually for impairment. Once development commences, these properties are transferred to mining assets and accounted for in accordance with the related accounting policy.

The movement in the undeveloped properties is as follows:

	SA Rand
Figures in million	2022	2021
Cost
Balance at beginning of year	5 461	5 499
Translation	17	(38)
Balance at end of year	5 478	5 461
Accumulated depreciation and impairments
Balance at beginning of year	1 473	1 475
Translation	1	(2)
Balance at end of year	1 474	1 473
Net carrying value	4 004	3 988

Other non-mining assets

Accounting policy
Land is shown at cost and not depreciated. Other non-mining fixed assets are shown at cost less accumulated depreciation and accumulated impairment losses. Other non-mining fixed assets are depreciated on a straight-line basis over their estimated useful lives as follows:
•Vehicles at 20% per year
•Computer equipment at 33.3% per year
•Furniture and equipment at 16.67% per year.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

The movement in the non-mining assets is as follows:

	SA Rand
Figures in million	2022	2021
Cost
Balance at beginning of year	821	703
Fully depreciated assets no longer in use derecognised	—	(49)
Acquisitions	—	135
Additions	74	34
Translation	—	(2)
Balance at end of year	895	821

	SA Rand
Figures in million	2022	2021
Accumulated depreciation and impairments
Balance at beginning of year	431	429
Fully depreciated assets no longer in use derecognised	—	(49)
Depreciation	47	52
Impairment	1	—
Translation	—	(1)
Balance at end of year	479	431
Net carrying value	416	390

Notes to the group financial statements continued
For the year ended 30 June 2022
16    Intangible assets

Accounting policy
Intangible assets consist of all identifiable non-monetary assets without physical substance. They are stated at cost less accumulated amortisation and accumulated impairment losses, if any. The following are the main categories of intangible assets:

Goodwill
Goodwill is an intangible asset with an indefinite useful life which is not amortised but tested for impairment on an annual basis, or when there is an indication of impairment. The excess of consideration transferred over the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previously held equity interest in the acquiree over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. Goodwill on acquisition of subsidiaries, joint operations and businesses is included in intangible assets. Goodwill on acquisition of associates is included in investments in associates and tested for impairment as part of the overall balance.

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Goodwill is allocated to cash generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of cash generating units that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash generating units to which goodwill has been allocated changes due to a re-organisation, the goodwill is re-allocated to the units affected.

The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Technology-based assets
Acquired computer software licences that require further internal development are capitalised on the basis of costs incurred to acquire and bring to use the specific software. These technology-based assets are classified as intangible assets with a finite useful life. These assets are amortised on a straight-line basis over their estimated useful lives, which are reviewed annually, as follows:
•Computer software at 20% per year.

Critical accounting estimates and judgements – impairment of goodwill
Due to the wasting nature of mining assets and the finite life of a mine's reserves, the allocation of goodwill to a mine or cash generating unit will eventually result in an impairment charge for the goodwill. The group tests annually whether separately identifiable goodwill has suffered any impairment in accordance with the accounting policy stated in note 2.5. These calculations use estimates as per note 15.

	SA Rand
Figures in million	2022	2021
Goodwill	—	333
Technology-based assets	48	32
Total intangible assets	48	365

Goodwill
The movement in goodwill is as follows:

	SA Rand
Figures in million	2022	2021
Cost
Balance at beginning and end of year	2 675	2 675
Accumulated amortisation and impairments
Balance at beginning of year	2 342	2 155
Impairment[1]	333	187
Balance at end of year	2 675	2 342
Net carrying value	—	333
The net carrying value of goodwill has been allocated to the following cash generating units:
Bambanani	—	31
Moab Khotsong	—	302
Net carrying value	—	333
1    In 2022 the goodwill for the Bambanani and Moab Khotsong operations was impaired in full as the carrying value exceeded the recoverable amount of the related cash generating units. In 2021 the impairment related to Bambanani. Refer to note 6 for further details on the impairment assessment.

Notes to the group financial statements continued
For the year ended 30 June 2022

Accounting policy – financial assets (applicable to notes 17, 18, 19 and 20)
Financial assets are initially recognised when the group becomes a party to their contractual arrangements. On initial recognition, a financial asset is classified as measured at:
•Amortised cost
•Fair value through other comprehensive income (FVTOCI) or
•Fair value through profit or loss (FVTPL).

A financial asset is classified as measured at amortised cost if it is held within the business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The group measures a financial asset initially at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed. The subsequent measurement of financial assets is discussed below.

Financial asset category	Description

Debt instruments at amortised cost	Financial assets at amortised cost consist of restricted cash, restricted investments, loans, trade receivables and cash and cash equivalents. Interest income from these financial assets is included in investment income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss. Impairment losses are presented in other operating expenses in the income statement.
Debt instruments at fair value through profit or loss	Equity-linked investments which are held to meet rehabilitation liabilities are classified as FVTPL. Debt instruments where the contractual cash flows fail to meet the solely payments of principal and interest (SPPI) criteria are also classified as FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognised in profit or loss and presented net within investment income in the period in which it arises. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.
Equity instruments designated at fair value through OCI	The group's equity investments are designated as FVTOCI. The group subsequently measures all equity investments at fair value. Where the group's management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments are recognised when the group’s right to receive payments is established either in profit or loss as other income or as a deduction against the asset if the dividend clearly represents a recovery of part of the cost of the investment. Residual values in OCI are reclassified to retained earnings on derecognition of the related FVTOCI instruments.

Impairment losses on financial assets at amortised cost are assessed using the forward-looking expected credit loss (ECL) approach. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (ie the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the group expects to receive). At each reporting date, the group assesses whether financial assets carried at amortised cost are credit impaired. A financial asset is ‘‘credit impaired’’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Trade receivable loss allowances are measured at an amount equal to lifetime ECLs. Loss allowances are deducted from the gross carrying amount of the assets.

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

Notes to the group financial statements continued
For the year ended 30 June 2022
17    Restricted cash and investments

	SA Rand
Figures in million	2022	2021
Restricted cash	319	216
Restricted investments	5 263	5 083
Total restricted cash and investments	5 582	5 299
Current portion of restricted cash and investments	27	67
Non-current portion of restricted cash and investments	5 555	5 232

Restricted cash

	SA Rand
Figures in million	2022	2021
Non-current	292	149
Current	27	67
Total restricted cash	319	216

The restricted cash consist of funds set aside for:

	SA Rand
Figures in million	2022	2021
Environmental guarantees and rehabilitation (a)	152	161
Guarantee - Tshiamiso Trust (b)	116	—
PNG operations (c)	29	33
Other	22	22
Total restricted cash	319	216

(a)    The amount primarily relates to funds set aside to serve as collateral against guarantees made to the Department of Mineral Resources and Energy (DMRE) in South Africa for environmental and rehabilitation obligations. Refer to note 26. The funds are invested in short-term money market funds and call accounts, which require third-party approval for release.

(b)    Refer to note 27 for details on the silicosis settlement and the arrangement with the trust.

(c)    Relates to monies set aside for affected communities in the group’s PNG operations.

Restricted investments

	SA Rand
Figures in million	2022	2021
Investments held by environmental trust funds	5 244	5 064
Investments held by the Social Trust Fund	19	19
Total restricted investments (non-current)	5 263	5 083

Environmental trust funds

Accounting policy
Contributions are made to the group's environmental trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the group's mines. The trusts are consolidated into the group as the group exercises control of the trusts. The measurement of the investments held by the trust funds is dependent on their classification under financial assets. Income received and gains are treated in accordance with these classifications. The equity-linked notes and investment in unit trusts are classified and measured at fair value through profit or loss, while the equity investments are classified and measured at fair value through other comprehensive income. Interest-bearing short-term investments as well as investment in government bonds are classified and measured as debt instruments at amortised cost.

Notes to the group financial statements continued
For the year ended 30 June 2022
17    Restricted cash and investments continued
Restricted investments continued
Environmental trust funds continued
The environmental trust funds are irrevocable trusts under the group's control. Contributions to the trusts are invested in various instruments which include the following: listed equity securities, unit trusts, government bonds, interest-bearing short-term and medium-term cash investments and medium-term equity-linked notes. The equity-linked notes are issued by commercial banks that provide guaranteed interest and additional interest or growth linked to the growth of the Top 40 index of the JSE. These investments provide for the estimated cost of rehabilitation at the end of the life of the group's mines. Income earned on the investments is retained in the funds and reinvested.

The environmental trust funds consist of:

	SA Rand
Figures in million	2022	2021
Fixed deposits	3 056	3 091
Cash and cash equivalents	528	124
Equity-linked deposits	1 094	1 325
Government bonds	225	225
Equity investments	292	252
Collective investment scheme (unit trusts)	49	47
Total environmental trust funds	5 244	5 064

Reconciliation of the movement in the investments held by environmental trust funds:

	SA Rand
Figures in million	2022	2021
Balance at beginning of year	5 064	3 513
Acquisition	—	1 268
Interest income	185	174
Fair value gain through profit and loss	18	116
Fair value gain through other comprehensive income	15	22
Dividend received	14	5
Equity-linked deposits acquired/(matured)	(260)	400
(Maturity)/acquisition of fixed deposits	(21)	(428)
Net transfer of cash and cash equivalents	281	28
Withdrawal of funds for rehabilitation work performed	(52)	(34)
Balance at end of year	5 244	5 064

The Social Trust Fund
The Social Trust Fund is an irrevocable trust under the group's control. The purpose of the trust is to fund the social plan to reduce the negative effects of restructuring on the group's workforce, to put measures in place to ensure that the technical and life skills of the group's workforce are developed and to develop the group's workforce in such a manner as to avoid or minimise the effect of job losses and a decline in employment through turnaround or redeployment strategies.

The Social Trust Fund investment comprises a unit trust portfolio that is exposed to the fair value changes in the equity market and is classified as a fair value through profit or loss investment.

Notes to the group financial statements continued
For the year ended 30 June 2022
18    Other non-current assets

	SA Rand
Figures in million	2022	2021
Debt instruments	163	193
Loans to associates (a)	116	116
Loan to ARM BBEE Trust (b)	148	177
Other loans	15	16
Loss allowance (a)	(116)	(116)
Equity instruments	75	74
Rand Mutual Assurance (c)	67	65
Other investments	8	9
Inventories	136	65
Non-current portion of gold in lock-up (d)	136	65

Total other non-current assets	374	332

(a)A loan of R116 million (2021: R116 million) owed by Pamodzi Gold Limited (Pamodzi) which was placed into liquidation during 2009, was provided for in full. Harmony is a concurrent creditor in the Pamodzi Orkney liquidation.

(b)During 2016, Harmony advanced R200 million to the ARM Broad-Based Economic Empowerment Trust (the ARM BBEE Trust), a shareholder of African Rainbow Minerals Limited (ARM). The trust is controlled and consolidated by ARM, who holds 12.12% of Harmony's shares at 30 June 2022. Harmony is a trustee of the ARM BBEE Trust. The loan was subordinated and unsecured. The interest on the loan was market-related (3 months JIBAR + 4.25%) and was receivable on the maturity of the loan on 31 December 2022. In the 2021 financial year, the loan to the ARM BBEE Trust was refinanced to allow a sufficient and sustainable repayment structure. Following the restructuring, Harmony advanced R264 million to the ARM BBEE Trust, which the Trust used for the repayment of the outstanding balance under the previous loan agreement. The loan under the revised loan agreement is interest-free and is receivable on the maturity of the loan on 30 June 2035. The loan is unsubordinated and unsecured.

Neither of the loans meet the requirements for amortised cost measurement as it fails the solely payments of principal and interest test and were therefore classified as fair value through profit and loss (refer to the fair value determination section in note 39 for detail). The group determined that the contractual terms include exposure to risk and volatility that is inconsistent with a basic lending arrangement. In making this assessment the group considered contingent events that would change the amount and timing of cash flows and potential limits on the group's claim to cash flows from specified assets (eg non-recourse asset arrangements).

The movement in the ARM BBEE Trust loan is as follows:

	SA Rand
Figures in million	2022	2021
Balance at beginning of year	177	306
Fair value gain[1]	36	10
Repayment of interest	—	(52)
Repayment of loan	(65)	—
Settlement of original loan	—	(264)
Refinanced loan advanced	—	264
Day one expense[1,2]	—	(87)
Balance at end of year	148	177
1    Included in net gain on financial instruments (refer to note 10).
2    Relates to the refinancing of the loan.

(c)On 5 August 2020, the group received a dividend of R8 million relating to the second and final tranche of the contingent consideration for the sale of shares in one of Rand Mutual Assurance’s subsidiaries. The dividend was seen as a recovery of capital as it reduced Harmony's effective share in the investment. Refer to note 39 for the fair value valuation technique used to measure the investment. Refer to note 10 for details of additional dividends received.

(d)Refer to note 23 for further details on inventories.

Notes to the group financial statements continued
For the year ended 30 June 2022
19    Derivative financial instruments
The group has the following derivative financial instruments:

Figures in million (SA Rand)	Rand gold hedging contracts (a)	US$ gold hedging contracts (b)	US$ silver contracts (b)	Foreign exchange contracts (c)	Total

At 30 June 2022

Derivative financial assets	523	44	77	12	656
Non-current	113	18	6	—	137
Current	410	26	71	12	519

Derivative financial liabilities	—	(11)	—	—	(11)
Non-current	—	(3)	—	—	(3)
Current	—	(8)	—	—	(8)

Net derivative financial instruments	523	33	77	12	645

Unrealised gains included in other reserves, net of tax	441	39	—	—	480

Movements for the year ended 30 June 2022

Realised gains/(losses) included in revenue	602	(105)	—	—	497
Unrealised gains/(losses) on gold contracts recognised in other comprehensive income	(292)	50	—	—	(242)

Gains/(losses) on derivatives	—	—	114	(16)	98
Day one loss amortisation	(39)	(6)	—	—	(45)

Total gains/(losses) on derivatives	(39)	(6)	114	(16)	53
Hedge effectiveness

Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(292)	50	—	—	(242)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	292	(50)	—	—	242

Notes to the group financial statements continued
For the year ended 30 June 2022
19    Derivative financial instruments continued

Figures in million (SA Rand)	Rand gold hedging contracts (a)	US$ gold hedging contracts (b)	US$ silver contracts (b)	Foreign exchange contracts (c)	Rand gold derivative contracts (a)	Total
At 30 June 2021

Derivative financial assets	1 358	48	10	383	—	1 799
Non-current	279	40	9	—	—	328
Current	1 079	8	1	383	—	1 471

Derivative financial liabilities	(41)	(73)	(98)	—	—	(212)
Non-current	—	—	(6)	—	—	(6)
Current	(41)	(73)	(92)	—	—	(206)

Net derivative financial instruments	1 317	(25)	(88)	383	—	1 587

Unrealised gains/(losses) included in other reserves, net of tax	1 069	(18)	—	—	—	1 051
Movements for the year ended 30 June 2021

Realised losses included in revenue	(2 023)	(273)	—	—	—	(2 296)
Unrealised gains/(losses) on gold contracts recognised in other comprehensive income	2 999	(7)	—	—	—	2 992

Gains/(losses) on derivatives	—	—	(256)	1 217	111	1 072
Day one loss amortisation	(42)	(8)	—	—	—	(50)

Total gains/(losses) on derivatives	(42)	(8)	(256)	1 217	111	1 022
Hedge effectiveness
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	2 999	(7)	—	—	—	2 992
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	(2 999)	7	—	—	—	(2 992)

Figures in million (SA Rand)	Rand gold hedging contracts (a)	US$ gold hedging contracts (b)	US$ silver contracts (b)	Foreign exchange contracts (c)	Rand gold derivative contracts (a)	Total

Movements for the year ended 30 June 2020

Realised losses included in revenue	(1 263)	(134)	—	—	—	(1 397)

Unrealised losses on gold contracts recognised in other comprehensive income	(4 820)	(391)	—	—	—	(5 211)

Gains/(losses) on derivatives	—	—	6	(1 235)	(174)	(1 403)
Unrealised losses reclassified to profit or loss as a result of discontinuance of hedge accounting	(235)	—	—	—	—	(235)
Day one loss amortisation	(34)	(6)	—	—	—	(40)

Total gains/(losses) on derivatives	(269)	(6)	6	(1 235)	(174)	(1 678)

Notes to the group financial statements continued
For the year ended 30 June 2022
19    Derivative financial instruments continued
Hedge accounting
Harmony has entered into gold forward sale derivative contracts to hedge the risk of lower gold prices. Cash flow hedge accounting is applied to the majority of these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income (other reserves – refer to note 25). Refer to note 39 for a summary of the risk management strategy applied and the balances relating to designated hedging instruments as at reporting date.

Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments. The group enters into gold forward contracts that have similar terms as the hedged item, such as notional amount, maturity date and reference gold spot price thereby ensuring that an economic relationship exists between the hedging instrument and the hedged item and resulting in a hedge ratio of 1:1. Potential sources of hedge ineffectiveness include counterparty and own credit risk, day one gains and losses, a mismatch in the timing of the derivative and underlying gold sale maturities, location differential and the refining margin. Hedge ineffectiveness is measured by comparing the change in the expected cash flows from a forward sale contract versus the sale of an equivalent quantity of gold in the open market. Ineffectiveness results when the changes in the fair values in the hedging instruments exceed the fair value changes in the hedged item. A negligible amount of hedge ineffectiveness was experienced in the years presented.

The gains and losses from derivative contracts to which hedge accounting is not applied is included in gains/(losses) on derivatives in profit or loss.

(a)Rand gold contracts
All Rand gold forward contracts entered into after 1 October 2020 were apportioned to the South African operations which included Mponeng and Mine Waste Solutions operation.

Discontinuance of hedge accounting
As a result of the original 21-day lockdown announced in South Africa, effective 27 March 2020, aimed to slow the spread of Covid-19, Harmony placed all deep-level underground mines in South Africa on care and maintenance. As a result, a significant volume of the underlying exposure that was originally intended to be hedged was delayed.

A total of 63 400 ounces of gold forwards were originally set to mature in the months of April and May 2020. After assessing forecasts of gold production at 1 April 2020, the hedged items, being the sales of gold, relating to 30 500 ounces of gold forwards were assessed to no longer be probable. The hedged items relating to the remaining balance of gold forwards were still considered to be highly probable.

Due to the fact that the occurrence of the forecast transactions/hedged items were no longer considered probable, there was no longer an effective hedging relationship and therefore hedge accounting for these hedges was discontinued. Unrealised losses relating to the hedges amounting to R48 million and R187 million of restructured contracts discussed below, previously recognised in other comprehensive income, were immediately reclassified to profit or loss as gains/losses on derivatives.

Restructuring of contracts
In response to the gold forwards’ hedged items no longer being probable and in order to better match the cash flows relating to the underlying exposure, certain of the Rand gold forwards with maturities between 15 April 2020 and 31 May 2020 were effectively extended to mature between the periods July 2020 and March 2021.

The restructured gold forwards retained the pricing of the original forwards. They were not designated as hedging instruments as the difference in the costing structure would have required a different effectiveness assessment than currently used by management. Unrealised losses relating to the hedges amounting to R187 million, previously recognised in other comprehensive income, were immediately reclassified to profit or loss as gains/losses on derivatives. All subsequent gains and losses on the restructured hedges were recognised in profit or loss.

As at 30 June 2021, all the restructured gold forwards had matured.

(b)US$ commodity contracts
Harmony maintains a derivative programme for Hidden Valley by entering into commodity derivative contracts. The contracts comprise US$ gold forward sale contracts as well as silver zero cost collars which establish a minimum (floor) and maximum (cap) silver sales price. Hedge accounting is applied to all US$ gold forward sale contracts and these are shown separately from the silver zero cost collars that are not hedge accounted.

(c)Foreign exchange contracts
Harmony maintains a foreign exchange derivative programme in the form of zero cost collars, which sets a floor and cap Rand/US$ exchange rate at which to convert US dollars to Rands, and foreign exchange forward contracts. Hedge accounting is not applied to these contracts.

Notes to the group financial statements continued
For the year ended 30 June 2022
19    Derivative financial instruments continued
The following table shows the open position at the reporting date:

	2023				2024			TOTAL
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Foreign exchange contracts
Zero cost collars
US$m	42	18	—	—	—	—	—	60
Average floor – R/US$	15.90	16.18	—	—	—	—	—	15.98
Average cap – R/US$	17.90	18.18	—	—	—	—	—	17.98
Forward contracts
US$m	6	—	—	—	—	—	—	6
Average forward rate – R/US$	16.84	—	—	—	—	—	—	16.84
R/gold
'000 oz – cash flow hedge	72	72	72	70	44	32	16	378
Average R000/kg	1033	999	1 019	1 039	1 061	1 082	1107	1035
US$/gold
'000 oz – cash flow hedge	9	9	9	9	9	8	4	57
Average US$/oz	1 911	1 867	1 826	1 836	1 860	1 926	2 009	1 880
Total gold
'000 oz	81	81	81	79	53	40	20	435
US$/silver
'000 oz	285	270	210	105	30	30	20	950
Average floor - US$/oz	24.39	25.97	25.62	25.49	25.14	25.41	25.68	25.31
Average cap - US$/oz	27.02	29.00	28.81	28.58	28.14	28.41	28.68	28.27

Refer to note 39 for the details on the fair value measurements.

20    Trade and other receivables

	SA Rand
Figures in million	2022	2021
Financial assets
Trade receivables (metals)	571	738
Other trade receivables	343	292
Loss allowance	(204)	(179)
Trade receivables - net	710	851
Interest and other receivables	213	111
Employee receivables	15	17
Non-financial assets
Prepayments	160	131
Value added tax and general sales tax	545	505
Income and mining taxes	39	37
Total trade and other receivables	1 682	1 652

The movement in the loss allowance for trade and other receivables during the year was as follows (refer to note 39 for details):

	SA Rand
Figures in million	2022	2021
Balance at beginning of year	179	135
Increase in loss allowance recognised during the year	80	64
Reversal of loss allowance during the year	(55)	(20)
Balance at end of year	204	179

The loss allowance for 2022 includes R67 million (2021: R80 million) relating to a mining company who is in financial difficulties. The remaining movement relates to various other individually immaterial debtors.

Notes to the group financial statements continued
For the year ended 30 June 2022
20    Trade and other receivables continued
The loss allowance for trade and other receivables stratified according to the ageing profile at the reporting date is as follows:

	SA Rand
Figures in million	Gross	Loss allowance
30 June 2022
Not past due[1]	689	20
Past due by 1 to 30 days	26	11
Past due by 31 to 60 days	26	9
Past due by 61 to 90 days	8	5
Past due by more than 90 days	72	66
Past due by more than 361 days	93	93
Total	914	204
30 June 2021
Not past due[1]	828	26
Past due by 1 to 30 days	26	9
Past due by 31 to 60 days	13	5
Past due by 61 to 90 days	14	6
Past due by more than 90 days	68	62
Past due by more than 361 days	81	71
Total	1 030	179
1    The gross amount includes the full trade receivables (metals) balance, which has no attributable loss allowance.

During 2021 and 2022 there was no renegotiation of the terms of any of the receivables. As at 30 June 2022 and 30 June 2021, there was no collateral pledged or held for any of the receivables.

21    Investments in associates

Critical accounting estimates and judgements
The investments in associates are evaluated for impairment by comparing the entire carrying value of the investment (including loans to associates and preference shares) to the recoverable amount, which is the higher of value in use or fair value less costs to sell. Discounted cash flow models are used to calculate the net present value of the investments. The cash flows in the models include expected interest and capital payments on loans, dividends, redemption amounts and proceeds on disposal.

(a)    Harmony acquired a 32.40% interest in Pamodzi on 27 February 2008, initially valued at R345 million. Pamodzi was listed on the JSE and had interests in operating gold mines in South Africa. Pamodzi was placed in liquidation in March 2009. As at 30 June 2022, to the best of our knowledge, the liquidation process has not been concluded. Refer to note 18(a) for details of the loan and provision of impairment of the loan.

(b)    Rand Refinery provides precious metal smelting and refining services in South Africa. Harmony holds a 10.38% share in Rand Refinery. This investment is a strategic investment for the group as Rand Refinery is the only company that provides such services in South Africa. Although the group holds less than 20% of the equity shares of Rand Refinery, the group is able to exercise significant influence by virtue of having a right to appoint a director on the board. Through the 10.38% shareholding and the right to appoint a director on the board, the investment has been accounted for as an associate.

In December 2014, Rand Refinery drew down on a shareholder's loan of which Harmony's portion thereof was R120 million. Following an amended loan agreement signed in June 2017, the loan was converted into cumulative redeemable preference shares of no par value. The preference shares have been fully redeemed in the 2021 financial year.

Rand Refinery has a 31 August financial year-end.
The movement in the investments in associates during the year is as follows:

	SA Rand
Figures in million	2022	2021
Balance at beginning of year	126	146
Redemption of preference shares	—	(36)
Dividend received	(64)	(67)
Share of profit in associate	63	83
Balance at end of year	125	126

Notes to the group financial statements continued
For the year ended 30 June 2022
22    Investment in joint operations
The group has a 50% interest in certain mining and exploration assets located in the Morobe province, PNG. Newcrest Mining Limited owns the remaining 50% interest in these assets. The asset in the joint arrangement is the Wafi-Golpu project. The joint arrangement is accounted for as a joint operation.

State participation
Under the conditions of the Wafi-Golpu exploration tenements, the PNG government (the State) has reserved the right prior to the commencement of mining to take up an equity interest of up to 30% of any mineral discovery within the Wafi-Golpu tenements. The right is exercisable by the State once at any time prior to the commencement of mining. If the State exercises this right, the exercise price is a pro-rata share of the accumulated exploration expenditure. Once the right is exercised, the State is responsible for its proportionate share of ongoing exploration and project development costs. The State has indicated its intention to exercise its option in full, however, as at 30 June 2022, this option has not been exercised.

Permitting
Special Mining Lease
In August 2016, application was made to the Mineral Resources Authority for a Special Mining Lease (SML) under the PNG Mining Act 1992. The application was subsequently updated and amended in March 2018.

Notwithstanding that the Prime Minister has publicly stated the Wafi-Golpu project is of national importance and therefore the State’s objective is to permit the project as soon as possible, there have been considerable delays in the permitting process. These include a judicial review instituted in 2019 by the Governor and Government of Morobe Province. This related to a memorandum of agreement entered into between the State of PNG and the project proponents in connection with the progress towards and terms of a Mining Development Contract (MDC) to be entered into under the PNG Mining Act, which review stayed the conduct of negotiations. The memorandum of agreement was subsequently withdrawn, however, meaningful negotiations with the PNG State Negotiating Team only recommenced in the second half of this financial year.

During the last quarter of the year, senior Harmony executives met with the Prime Minister, Hon James Marape MP. Harmony confirmed its continued commitment to invest and grow in PNG. At the request of the Prime Minister, a follow-up meeting took place during May 2022 between the project proponents, the Prime Minister, various members of the National Negotiating Team, the Minerals Policy Institute and the Mineral Resources Authority, and other senior bureaucrats.
Following the PNG national general election that ended in August 2022, Hon James Marape MP was reappointed for a further term of office and, in meetings with the project proponents, has indicated that it is the government’s intention to permit the project by July 2023. It is envisaged that meaningful SML permitting negotiations will resume during the second quarter of the 2023 financial year.

Environment Permit
In July 2018, application was made to the Conservation and Environment Protection Authority for an Environment Permit under the PNG Environment Act 2000, by the submission under the Act of an Environmental Impact Statement. The Environment Permit was granted in December 2020.

During March 2021, the Governor and Government of the Morobe Province instituted a judicial review in the Lae National Court against the grant by the Minister for the Environment of the Environment Permit, pending the resolution of which review the grant of an SML was stayed. Following an appeal to the Supreme Court, the National Court stay order was itself stayed, and the Supreme Court will now set directions for a substantive hearing of the appeal. The project proponents are not parties to this proceeding.

Pursuant to the PNG national general election, a new Governor of the Morobe Province has been appointed, and he has publicly declared his intention to withdraw the legal proceedings instituted by his predecessor.

Carrying amount and impairment considerations
The carrying amount of the project amounts to R2.7 billion (2021: R2.4 billion). The change year on year relates to foreign exchange translation. Due to the group-wide trigger for impairment (refer to note 6), the recoverable amount of the Wafi-Golpu project was determined and an impairment assessment was performed in terms of IFRS 6. No impairment (2021: Rnil) has been recognised at 30 June 2022

The recoverable amount for the project was determined on a resource multiple valuation approach using the same values as those for South African underground resources. Refer to note 15 for the assumptions used in the valuation. This is a level 3 fair value measurement.

Notes to the group financial statements continued
For the year ended 30 June 2022
23    Inventories

Accounting policy
Inventories, which include bullion on hand, gold-in-process, gold in lock-up, ore stockpiles and consumables, are measured at the lower of cost and net realisable value. Net realisable value is assessed at each reporting date and is determined with reference to relevant market prices.

The cost of bullion, gold-in-process and gold in lock-up is determined by reference to production cost, including amortisation and depreciation at the relevant stage of production. Ore stockpiles are valued at average production cost. Stockpiles and gold in lock-up are classified as non-current assets where the stockpile's volume exceeds current processing capacity and where a portion of static gold in lock-up is expected to be recovered more than 12 months after balance sheet date.

Gold-in-process inventories represent materials that are currently in the process of being converted to a saleable product. In-process material is measured based on assays of the material fed to process and the projected recoveries at the respective plants. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from the mine or stockpile plus the in-process conversion costs, including the applicable depreciation relating to the process facility, incurred to that point in the process. Gold-in-process includes gold in lock-up, which is generally measured from the plants onwards. Gold in lock-up is expected to be extracted when plants are demolished at the end of their useful lives, which is largely dependent on the estimated useful life of the operations feeding the plants.

At the group’s open pit operations, gold-in-process represents production in broken ore form.

Consumables are valued at weighted average cost value after appropriate allowances for slow-moving and redundant items.

Critical accounting estimates and judgements
Judgement is applied in estimating the provision for stock obsolescence. The provision is recognised on items not considered critical as a percentage of the value of the inventory, depending on the period elapsed since the inventory was purchased or issued. Inventory held for longer than five years is written down to zero unless there is sufficient evidence of a recoverable amount.

	SA Rand
Figures in million	2022	2021
Gold in lock-up (a)	136	65
Gold-in-process, ore stockpiles and bullion on hand	1 054	1 039
Consumables at weighted average cost (net of provision) (b)	1 764	1 503
Total inventories	2 954	2 607
Non-current portion of gold in lock-up and gold-in-process included in Other non-current assets	(136)	(65)
Total current portion of inventories	2 818	2 542
Included in the balance above is:
Inventory valued at net realisable value	136	65

(a)    The reduction of the life-of-mine of the Tshepong Operations (refer to note 6) and the increased gold price assumptions used (refer to note 15) impacted the discounting of the net realisable value. This led to an increased valuation at 30 June 2022.

(b)     The increase year on year is mainly due to the impact of supply chain constraints on prices (refer to note 4). Increases above inflation have been seen in a number of key components of the operations such as steel, diesel, chemicals and reagentsl.

During the year, an increase of R115 million (2021: R39 million decrease) to the provision for slow-moving and redundant stock was made. The total provision at 30 June 2022 was R407 million (2021: R292 million).

Notes to the group financial statements continued
For the year ended 30 June 2022
24    Share capital

Accounting policy
Ordinary shares are classified as equity, incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

The cost of treasury shares is eliminated against the share capital balance.

Authorised
1 200 000 000 (2021: 1 200 000 000) ordinary shares with no par value.
4 400 000 (2021: 4 400 000) convertible preference shares with no par value.

Issued
616 525 702 (2021: 616 052 197) ordinary shares with no par value. All issued shares are fully paid.
4 400 000 (2021: 4 400 000) convertible preference shares with no par value.

Share issues
Share issues relating to employee share options
An additional 473 505 (2021: 12 909 491) shares were issued to settle the exercise of share options by employees relating to Harmony's management share option schemes. Note 36 sets out the details in respect of the share option schemes.

Treasury shares
Included in the total of issued shares are the following treasury shares:

Number of shares	2022	2021
Ordinary shares
Lydenburg Exploration Limited[1]	335	335
Kalgold Share Trust[2]	47 046	47 046
Harmony ESOP Trust2 4	—	5 894 081
Convertible preference shares
Harmony Gold Community Trust[3]	4 400 000	4 400 000
1    A wholly-owned subsidiary.
2    Trust controlled by the group.
3    The issue of the convertible preference shares did not impact the group's consolidated financial statements as the Harmony Gold Community Trust is controlled by the group.
4    On 15 January 2022, the lock-in period expired for the Harmony ESOP Trust (Sisonke Scheme). Settlements and share distributions were made and the shares are no longer classified as treasury shares.

25    Other reserves

	SA Rand
Figures in million	2022	2021
Foreign exchange translation reserve (a)	3 097	2 355
Hedge reserve (b)	480	1 051
Share-based payments (c)	3 249	3 106
Post-retirement benefit actuarial gain/(loss) (d)	(5)	(18)
Acquisition of non-controlling interest in subsidiary (e)	(381)	(381)
Equity component of convertible bond (f)	277	277
Repurchase of equity interest (g)	(98)	(98)
Equity instruments designated at fair value through other comprehensive income (h)	153	135
Other	(28)	(28)
Total other reserves	6 744	6 399

(a)The balance of the foreign exchange translation reserve movement represents the cumulative translation effect of the group's off-shore operations.

Notes to the group financial statements continued
For the year ended 30 June 2022
25    Other reserves continued
(b)Harmony has entered into gold hedging contracts. Cash flow hedge accounting is applied to these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income (other reserves). Refer to note 19 for further information.

The reconciliation of the hedge reserve is as follows:

	SA Rand
Figures in million	2022	2021
Balance at beginning of year	1 051	(3 395)
Remeasurement of gold hedging contracts	(571)	4 467
Unrealised gain/(loss) on gold hedging contracts	(242)	2 992
Released to revenue on maturity of the gold hedging contracts	(497)	2 296
Foreign exchange translation	(2)	(39)
Deferred taxation thereon	170	(782)
Attributable to non-controlling interest	—	(21)
Balance at end of year	480	1 051
Attributable to:
Rand gold hedging contracts	441	1 069
US dollar gold hedging contracts	39	(18)

(c)The reconciliation of the movement in the share-based payments is as follows:

	SA Rand
Figures in million	2022	2021
Balance at beginning of year	3 106	2 950
Share-based payments expensed (i)	143	156
Balance at end of year	3 249	3 106

(i)    The group issues equity-settled instruments to certain qualifying employees under an employee share option scheme and employee share ownership plan (ESOP) to award shares from the company’s authorised but unissued ordinary shares. Equity share-based payments are measured at the fair value of the equity instruments at the grant date and are expensed over the vesting period, based on the group’s estimate of the shares that are expected to vest. Refer to note 36 for more details.

(d)The actuarial gains or losses related to the post-retirement benefit obligation will not be reclassified to the income statement Refer to note 27.

(e)On 15 March 2004, Harmony announced that it had made an off-market cash offer to acquire all the ordinary shares, listed and unlisted options of Abelle Limited, held by non-controlling interests. The excess of the purchase price of R579 million over the carrying amount of non-controlling interest acquired, amounting to R381 million, has been accounted for under other reserves.

(f)On 24 May 2004, the group issued a convertible bond. The amount representing the value of the equity conversion component is included in other reserves, net of deferred income taxes. The equity conversion component is determined on the issue of the bonds and is not changed in subsequent periods. The convertible bonds were repaid in 2009.

(g)On 19 March 2010, Harmony Gold Mining Company Limited concluded an agreement with African Vanguard Resources (Proprietary) Limited (AVRD), for the purchase of its 26% share of the mining titles of the Doornkop South Reef. The original sale of the 26% share in the mining titles was accounted for as an in-substance call option by AVRD over the 26% mineral right. The agreement to purchase AVRD's 26% interest during the 2010 financial year was therefore considered to be a repurchase of the option (equity interest). The 26% interest was transferred from AVRD to Harmony in exchange for Harmony repaying the AVRD Nedbank loan and the issue of 2 162 359 Harmony shares. The difference between the value of the shares issued of R152 million, the liability to the AVRD and transaction costs, have been taken directly to equity.

(h)Includes R112 million (2021: R110 million) related to the cumulative fair value movement of Harmony's interest in Rand Mutual Assurance. Refer to note 18.

Notes to the group financial statements continued
For the year ended 30 June 2022

Accounting policy – provisions (applicable to notes 26, 27, and 30)
Provisions are recognised when the group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognised as a provision is the net present value of the best estimate of the expenditure required to settle the present obligation at balance sheet date. It is calculated using a pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. The estimate takes into account the associated risks and uncertainties. The increase in the provision due to the passage of time is recognised as interest expense.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic benefits will be required, the provision is reversed.

26    Provision for environmental rehabilitation

Accounting policy
Estimated long-term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the group’s environmental management plans in compliance with current technological, environmental and regulatory requirements.

Based on disturbances to date, the net present value of expected rehabilitation cost estimates is recognised and provided for in full in the financial statements. The estimates are reviewed annually and are discounted using a pre-tax risk-free rate that is adjusted to reflect the current market assessments of the time value of money and the risks specific to the obligation.

Annual changes in the provision consist of finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimates. The present value of environmental disturbances created is capitalised to mining assets against an increase in the rehabilitation provision. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognised immediately in the income statement. If the asset value is increased and there is an indication that the revised carrying value is not recoverable, impairment is assessed in accordance with the accounting policy dealing with impairments of non-financial assets (refer to note 2.5). Rehabilitation projects undertaken included in the estimates are charged to the provision as incurred. The cost of ongoing current programmes to prevent and control pollution is charged against income as incurred. Over time, the liability is increased to reflect an interest element, and the capitalised cost is depreciated over the life of the related asset.

Critical accounting estimates and judgements
Significant judgement is applied in estimating the ultimate rehabilitation cost that will be required in future to rehabilitate the group’s mines, related surface infrastructure and tailings dams. Ultimate cost may significantly differ from current estimates. The following rates were used in the calculation of the provision:

%	2022	2021	2020
South African operations
Inflation rate
– short term (Year 1)	6.55	5.11	4.50
– short term (Year 2)	5.20	4.99	4.50
– long term (Year 3 onwards)	5.50	5.25	5.00
Discount rates
– 12 months	5.50	4.90	3.90
– one to five years	8.30	7.30	5.55
– six to nine years	9.90	9.00	8.20
– ten years or more	10.90	10.30	10.95
PNG operations
Inflation rate	5.33	4.45	6.28
Discount rate	8.45	6.20	5.50

The group’s mining and exploration activities are subject to extensive environmental laws and regulations. The group has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements.

Notes to the group financial statements continued
For the year ended 30 June 2022
26    Provision for environmental rehabilitation continued
The following is a reconciliation of the total provision for environmental rehabilitation:

	SA Rand
Figures in million	2022	2021
Balance at beginning of year	4 662	3 408
Change in estimate – Balance sheet[1]	(248)	(774)
Change in estimate – Income statement[1]	136	135
Utilisation of provision	(65)	(15)
Time value of money and inflation component of rehabilitation costs	377	296
Acquisitions[2]	—	1 856
Translation	151	(244)
Balance at end of year	5 013	4 662
1    Changes to life-of-mine plans for certain operations in 2021 and 2022 impacted the discounting of the cash flows. Also contributing to the movement in 2021 are the changes applied to the assumptions for Mponeng and the VR and WW closure businesses following the acquisition.
2    This relates to the acquisition of Mponeng operations and related assets.

The environmental provision for PNG amounts to R1 185 million (2021: R1 084 million) and is unfunded due to regulations in the operating country.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the group has estimated that, based on current environmental and regulatory requirements, the total undiscounted cost for the operations, in current monetary terms, is as follows:

SA Rand
Figures in million	2022	2021
Future net undiscounted obligation
Ultimate estimated rehabilitation cost	7 126	6 959
Amounts invested in environmental trust funds (refer to note 17)	(5 244)	(5 064)
Total future net undiscounted obligation	1 882	1 895

The group's South African mines are required to comply with the National Environmental Act's (NEMA) financial provision requirements. They are also required to substantively review and align their financial provision in accordance with these regulations during the relevant transitional period, which has now been extended to 19 September 2023. The group intends to finance the ultimate rehabilitation costs from the money invested in environmental trust funds as well as the proceeds on the sale of assets and gold from plant clean-up at the time of mine closure. The group has guarantees in place, some cash-backed, relating to some of the environmental liabilities. Refer to notes 17 and 38.

Notes to the group financial statements continued
For the year ended 30 June 2022
27    Other provisions

	SA Rand
Figures in million	2022	2021
Provision for silicosis settlement (a)	820	854
Retirement benefit obligation (b)	251	247
Total other provisions	1 071	1 101
Current portion of other provisions	139	175
Non-current portion of other provisions	932	926
.
(a)Provision for silicosis settlement

Critical accounting estimates and judgements
Significant judgement is applied in estimating the cost that will be required in future to settle any claims against certain of the group’s mines. The ultimate cost may differ from current estimates.

The provision amount was based on estimates of the number of potential claimants, levels of disease progression and take-up rates. These estimates were informed by historic information, published academic research and professional opinion. The key assumptions that were made in the determination of the provision amount include:
•Silicosis prevalence rates
•Estimated settlement per claimant
•Benefit take-up rates
•Disease progression rates
•Timing of cash flows.

A discount rate of 6.5% (2021: 6.2%) (2020: 7.6%) was used, based on South African government bonds with similar terms to the obligation.

There is uncertainty with regard to the rate at which potential claims would be reported as well as the benefit take-up rates. Refer to sensitivity analysis on the key assumptions below.

Harmony and certain of its subsidiaries (Harmony group), together with other mining companies, were named in a class action suit for silicosis and tuberculosis which was certified by the Johannesburg High Court in May 2016. On 26 July 2019, the Johannesburg High Court approved the settlement of the silicosis and tuberculosis class action suit between the Occupational Lung Disease Gold Working Group (the Working Group) – representing Gold Fields, African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Harmony and Sibanye Stillwater – and lawyers representing affected mineworkers (settlement agreement). The mandatory three-month period, during which potential beneficiaries could opt out of the settlement agreement and the audit thereof was completed in December 2019. The Tshiamiso Trust will oversee the tracking and tracing of class members, process all submitted claims, including the undertaking of benefit medical examinations, and pay benefits to eligible claimants. A jointly controlled Special Purpose Vehicle has been set up to act as an agent for the Working Group in relation to certain matters set out in the settlement agreement and trust deed.

During the 2021 financial year, the Working Group paid the legal costs of the claimants’ attorneys and other initial amounts as set out in the settlement agreement. On 31 January 2020, the Working Group commenced the payment of their quarterly administration and benefit contributions to the Tshiamiso Trust to enable the trustees to settle benefits of eligible claimants. Those payments are revisited as necessary annually, based on activities and claims.

Harmony has provided for the estimated cost of the settlement based on actuarial assessments. A portion of the provision has been transferred to current liabilities. The nominal amount for Harmony group is R993 million.

The following is a reconciliation of the total provision for the silicosis settlement:

	SA Rand
Figures in million	2022	2021
Balance at beginning of year	854	892
Change in estimate	23	80
Time value of money and inflation component	52	52
Payments[1,2]	(109)	(170)
Balance at end of year	820	854
Current portion of silicosis settlement provision	139	175
Non-current portion of silicosis settlement provision	681	679
1 These payments comprise mainly the administration and benefit contributions to the Tshiamiso Trust.
2 The amount for 2021 includes the legal costs for the claimants’ attorneys.

Notes to the group financial statements continued
For the year ended 30 June 2022
27    Other provisions continued
(a)Provision for silicosis settlement continued
Sensitivity analysis
Management has considered the information available regarding key assumptions, as well as the uncertainties and term of the projections, and determined variances for a reasonable (possible) range to apply to the key assumptions. Information considered included medical data and evidence from the silicosis claim process, which has not changed significantly since the liability was recognised. Management also considered the guidance provided by the actuarial specialists as to what could be a reasonably possible change for each item. The impact of these reasonable possible changes on the assumptions would increase or decrease the provision amount by the following amounts:

	SA Rand
Figures in million	2022	2021
Effect of an increase in the assumption:
Change in benefit take-up rate[1]	91	85
Change in silicosis prevalence[2]	91	85
Change in disease progression rates[3]	49	42
Effect of a decrease in the assumption:
Change in benefit take-up rate[1]	(91)	(85)
Change in silicosis prevalence[2]	(91)	(85)
Change in disease progression rates[3]	(49)	(42)
1Change in benefit take-up rate: the take-up rate does not significantly affect the administration fees, but a 10% change results in a proportionate change in the base compensation values.
2Change in the silicosis prevalence: the assumptions that will result in a change in the estimated number of cases are either a 10% change in the assumed labour numbers or a 10% change in the disease risk.
3Change in disease progression rates: a 10% shorter/longer disease progression period was used, which results in more advanced silicosis cases. This assumption is not applicable to the dependant or TB classes.

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. A change in the settlement claim amount would result in a change in the provision amount on a Rand for Rand basis.

The ultimate outcome of this matter remains uncertain, with the number of eligible potential claimants successfully submitting claims and receiving compensation being uncertain. The provision recorded in the financial statements is consequently subject to adjustment or reversal in the future.

(b)Retirement benefit obligation

Accounting policy
The group provides medical cover to current employees and certain retirees through certain funds. The medical accounting costs for the defined benefit plan are assessed using the projected unit credit method. The healthcare obligation is measured at the present value of the estimated future cash outflows using government bond interest rates consistent with the terms and risks of the obligation. Actuarial gains and losses as a result of these valuations are recognised in other comprehensive income (OCI) at revaluation date. Actuarial gains and losses recognised in OCI will not be recycled to profit or loss. The future liability for current and retired employees and their dependants is accrued in full based on actuarial valuations obtained annually.

Critical accounting estimates and judgements
An updated actuarial valuation is carried out at the end of each financial year. Assumptions used to determine the liability include a discount rate of 12.3%, no increases in employer subsidies (in terms of the agreement), mortality rates according to the SA 1956/62 mortality table (SA ”a mf” tables) (retirement age of 60) and a medical inflation rate of 9.0%
(2021: discount rate of 11.2%, retirement age of 60 and 8.5% inflation rate) (2020: discount rate of 11.2%, retirement age of 60 and 8.5% inflation rate). Management determined the discount rate by assessing South African government bonds with similar terms to the liability. The changes to the discount rate and medical inflation rate are similar to changes in interest and inflation rates in South Africa.

Notes to the group financial statements continued
For the year ended 30 June 2022
27    Other provisions continued
(b)Retirement benefit obligation continued
Pension and provident funds
The group contributes to several pension and provident funds governed by the Pension Funds Act, 1956 for the employees of its South African subsidiaries. The pension funds are multi-employer defined contribution industry plans. The group’s liability is therefore limited to its monthly determined contributions. The provident funds are funded on a “monetary accumulative basis” with the member’s and employer’s contributions having been fixed in the constitution of the funds. The Australian group companies make contributions to each employee’s superannuation (pension) funds in accordance with the Superannuation Guarantee Scheme (SGS). The SGS is a Federal Government initiative enforced by law which compels employers to make regular payments to regulated funds providing for each employee on their retirement. The SGS was set at a minimum of 10.0% of gross salary and wages for the 2022 year (2021: 9.5%). The fund is a defined contribution plan. The PNG Superannuation Act 2002 requires a compulsory employer contribution of 8.4% (2021: 8.4%) into an approved superannuation (pension) fund if an employee is appointed for a period of three months or more. The approved superannuation funds are defined contribution plans.

Substantially all the group’s employees are covered by the above mentioned retirement benefit plans. Funds contributed by the group for the 2022 financial year amounted to R1 125 million (2021: R929 million).

Post-retirement benefits other than pensions
Harmony inherited post-retirement medical benefit obligations with the Freegold acquisition in 2002, the Moab Khotsong acquisition in 2018 and the Mponeng acquisition in 2021. Except for the above mentioned employees, Harmony has no other post-retirement benefit obligation for the other group employees.

The group’s obligation is to pay a subsidy of 2% for every completed year of employment up to a maximum of 50% of total medical aid contributions, commencing on date of retirement. Should the employee die, either in service or after retirement, this benefit will transfer to his/her dependants. The medical aid tariffs are based on the Bestmed medical scheme (Bestmed) options.

The principal actuarial assumptions used to determine the present value of unfunded obligations are discussed above. In addition, the following was also considered:
•It is assumed that all Continuation and Widow Members (CAWMs) will remain on the current benefit option and income band. For employed members, post-employment contributions were assumed to be equal to the average payable for the current CAWMs membership
•It is assumed that not all employed members will remain employed until retirement therefore estimated resignation and ill-health retirement rates are also taken into account
•It is assumed that 90% of employed members will be married at retirement or earlier death and that wives are four years younger than their husbands.

Through the post-employment medical plan, the group is exposed to a number of risks, the most significant of which are discussed below:
•Change in bond yields: A decrease in the bond yields will increase the plan liability
•Inflation risk: The obligation is linked to inflation and higher inflation will lead to a higher liability
•Life expectancy: The obligation is to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plan’s liabilities.

The liability is unfunded and will be settled out of cash and cash equivalents when it becomes due. The liability is based on an actuarial valuation conducted during the year ended 30 June 2022, using the projected unit credit method. The next actuarial valuation will be performed on 30 June 2023.

	SA Rand
Figures in million	2022	2021
Present value of all unfunded obligations	251	247
Current employees	99	99
Retired employees	152	148

The movement in the retirement benefit obligation is as follows:
Balance at beginning of year	247	193
Acquisition of Mponeng operations and related assets	—	27
Contributions paid	(13)	(12)
Other expenses included in staff costs/current service cost	4	1
Finance costs	27	22
Net actuarial (gain)/loss recognised in other comprehensive income during the year	(14)	16
Balance at end of year (non-current)	251	247

Notes to the group financial statements continued
For the year ended 30 June 2022
27    Other provisions continued
(b)    Retirement benefit obligation continued
Post-retirement benefits other than pensions continued
The net actuarial gain for 2022 is due to the results of the higher real rate of discount assumed and used (2021: The net actuarial loss mainly resulted from the shortfall related to the take-on of the Mponeng operation medical benefit obligation).

	SA Rand
Figures in million	2022	2021
The net liability of the defined benefit plan is as follows:
Present value of defined benefit obligation	251	247
Fair value of plan assets	—	—
Net liability of defined benefit plan	251	247

Management considered whether a reasonably possible change in any of the key assumptions would have a material impact on the obligation, service cost or finance costs. It was determined that changes would result in an immaterial increase or decrease.

The group expects to contribute approximately R14 million to the benefit plan in 2023. The weighted average duration of the defined benefit obligation is 11 years.

28    Leases

Accounting policy
The group assesses the presence of a lease in a contract as at the commencement date of the agreement. Having determined that a contract contains a lease asset (and respective contractual cash obligations), Harmony recognises a right-of-use asset and lease liability. The group discloses expensed amounts for contracts assessed as variable leases, low value asset leases and short-term leases. The disclosed value of these expensed leases is either determined on a straight-line basis over the duration of the lease or on a systematic basis that fairly indicates the consumption of the lease contract. All expensed lease contracts are recognised in production costs, corporate, administration and other expenditure in the income statement.

The group applies the following practical expedients when assessing lease contracts:
•The low value lease exemption – the group has elected to take the low value exemption with a value of R50 000 for the individual leased asset value and also applied its accounting policy on capitalisation of assets based on IAS 1 materiality assessment
•The short-term lease exemption – leases with a duration of less than a year will be expensed in the income statement on a straight-line basis
•Non-lease components – the group has applied the practical expedient not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component for the classes of the underlying asset where it is appropriate to do so.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the group uses its incremental borrowing rate. The group has applied the IFRS 16 portfolio approach in determining the discount rate for leases. As such, a single discount rate has been used for contracts that share similar characteristics. The group has determined that a portfolio of contracts that are denominated in the same currency may use a single discount rate. This rate has been determined using various factors including in-country borrowings as well as other sources of finance. The nature of the right-of-use assets was also considered.

Lease payments included in the measurement of the lease liability comprise:
•Fixed lease payments (including in-substance fixed payments), less any lease incentives
•Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date
•The amount expected to be payable by the lessee under residual value guarantees
•The exercise price of purchase options, if the lessee is reasonably certain to exercise the options
•Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The non-current and current portions of the lease liability is included in other non-current liabilities and trade and other payables in the balance sheet respectively.

Notes to the group financial statements continued
For the year ended 30 June 2022
28    Leases continued

Accounting policy continued
The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:
•The lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate
•The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used)
•A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, any initial direct costs and restoration costs as described below. They are subsequently measured at cost less accumulated depreciation and impairment losses.

The lease term shall be determined as the non-cancellable period of a lease, together with:
•Periods covered by an option to extend the lease if management is reasonably certain to make use of that option and/or
•Periods covered by an option to terminate the lease, if management is reasonably certain not to make use of that option.

Whenever the group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented in the property, plant and equipment line in the balance sheet. The group applies its existing accounting policy on impairment of non-financial assets to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss accordingly.

Critical accounting estimates and judgements
Key judgements applied in determining the right-of-use assets and lease liability were:
•Assessing whether an arrangement contains a lease: various factors are considered, including whether a service contract includes the implicit right to the majority of the economic benefit from assets used in providing the service
•Determining the lease term: management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee. The company applies the considerations for short-term leases where leases are modified to extend the period by 12 months or less on expiry and these modifications are assessed on a standalone basis
•Determining the discount rate: in determining the incremental borrowing rates, management considers the term of the lease, the nature of the asset being leased, in country borrowings as well as other sources of finance.

The movement in the right-of-use assets is as follows:

	SA Rand
Figures in million	2022	2021
Balance at beginning of year	262	151
Acquisition of Mponeng operations and related assets[1]	—	11
Additions	353	174
Modifications	(2)	35
Depreciation	(166)	(80)
Terminations	—	(1)
Translation	33	(28)
Balance at end of year	480	262
1 Refer to note 14 for further information on the acquisition.

Notes to the group financial statements continued
For the year ended 30 June 2022
28    Leases continued
The non-current and current portions of the lease liability is included in other non-current liabilities and trade and other payables in the balance sheet respectively.

The movement in the lease liabilities is as follows:

	SA Rand
Figures in million	2022	2021
Balance at beginning of year	261	141
Acquisition of Mponeng operations and related assets[1]	—	40
Additions	315	135
Modifications	(2)	35
Interest expense on lease liabilities	19	13
Lease payments made	(177)	(80)
Terminations	—	(1)
Translation	26	(22)
Balance at end of year	442	261
Current portion of lease liabilities	197	107
Non-current portion of lease liabilities	245	154
1 Refer to note 14 for further information on the acquisition.

The maturity of the group's undiscounted lease payments is as follows:

	SA Rand
Figures in million	2022	2021
Less than and including one year	206	112
Between one and five years	205	225
Five years and more	133	—
Total	544	337

The amounts included in the income statement relating to leases:

	SA Rand
Figures in million	2022	2021
Depreciation of right-of-use assets[1]	166	80
Interest expense on lease liabilities[2]	19	13
Short-term leases expensed[3]	134	187
Leases of low value assets expensed[3]	21	15
Variable lease payments expensed[3,4]	1 050	883
1Included in depreciation and amortisation.
2Included in finance costs.
3Included in production costs and corporate, administration and other expenditure.
4These payments relate mostly to mining and drilling contracts. Variable lease payments comprise 76% of the total lease payments made during the period. The majority of the variable lease payments made relate to the contracting of specialists for mining operations at Harmony's open-pit mines and are determined on a per tonne or square metre basis.

The total cash outflows for leases are:

	SA Rand
Figures in million	2022	2021
Lease payments made for lease liabilities	177	80
Short-term lease payments	134	187
Lease payments of low value assets leased	21	15
Variable lease payments	1 050	883
Total cash outflows for leases	1 382	1 165

During 2022, Harmony reached financial close on power purchase agreements for the procurement of electricity from 30 MW photovoltaic generation facilities. These agreements constitute variable lease contracts that Harmony is committed to but which have not yet commenced as at 30 June 2022. The variable lease payments from these contracts are to be determined with reference to the quantity of megawatt hours (MWh) generated by the facilities.

Notes to the group financial statements continued
For the year ended 30 June 2022
29    Contingent consideration

Accounting policy
The contingent consideration liability was initially recognised at fair value on 1 October 2020 in accordance with IFRS 3. The liability was included as part of the consideration transferred for the acquisition of the Mponeng operations and related assets (refer to note 14). Changes in the fair value of the liability subsequent to initial recognition are included in other operating expenses.

Critical accounting estimates and judgements
The contingent consideration liability was initially valued using the discounted cash flow valuation method, discounted at a post-tax real rate of 10.6%.Other assumptions are the forecast Rand/US dollar exchange rate and life-of-mine plans. Refer to note 14 for details. Subsequent to initial recognition, the assumptions applied for the valuation of the liability were updated. As at 30 June 2022, the contingent consideration was valued using a post-tax real discount rate of 10.2% (2021: 10.3%). Refer to note 15 for exchange rate assumptions and other estimates used in the life-of-mine plans. The fair value calculated for the contingent consideration is level 3 in the fair value hierarchy due to the use of unobservable inputs. As at 1 October 2020, and the financial years ended 30 June 2021 and 30 June 2022, the contingent consideration attributable to the below infrastructure ounces of gold was valued at Rnil, as no ounces from below infrastructure sections of the orebody have been included in the life-of-mine plan of Mponeng.

The movement in the contingent consideration liability is as follows:

	SA Rand
Figures in million	2022	2021
Balance at beginning of year	417	—
Initial recognition as at 1 October 2020	—	544
Remeasurement of contingent consideration[1]	(61)	(127)
Balance at end of year	356	417
1    The remeasurement of the liability relates primarily to a change in the production profile, which is based on Harmony's life-of-mine plan for the Mponeng operation.

30    Other non-current liabilities

	SA Rand
Figures in million	2022	2021
Sibanye Beatrix ground swap royalty[1]	18	19
Lease liability – non-current[2]	245	154
Provision for Harmony Education Benefit Fund	5	5
Total non-current liabilities	268	178
1The decrease is mainly due to the estimated gold allocation decreasing from 2 068kg to 1 820kg based on approved life-of-mine plans.
2Refer to note 28 for an analysis of the lease liability.

31    Streaming arrangements

Accounting policy
The streaming contract was assessed and has been accounted for as an own-use customer contract. At acquisition, the streaming contract was initially recognised at a fair value (refer to note 14) of R1.4 billion in accordance with IFRS 3. The fair value of the contract took into consideration the existing unfavourable gold price terms at acquisition, in relation to the comparative market gold price.
The obligation to deliver the contractually stipulated ounces over the remaining term of the agreement results in a significant financing component. The interest accrues on the contract liability over the remaining contractual term. As the performance obligation to deliver gold is met, the contract liability unwinds into revenue classified as "consideration from streaming contract" in note 5.

The current portion of the liability is determined with reference to the current production profile of the operation for the next 12 months.

Critical accounting estimates and judgements
Refer to note 14 for the critical estimates and judgements relating to the initial recognition of the streaming contract liability. Changes in the production plan will affect the subsequent measurement prospectively. This is the only input that is considered for subsequent measurement. Harmony's cost of debt of 7.7% was used to impute the finance cost for the significant financing component recognised on the streaming contract liability.

Notes to the group financial statements continued
For the year ended 30 June 2022
31    Streaming arrangements continued
Streaming arrangement with Franco-Nevada Barbados
Harmony's subsidiary, Chemwes, which owns the Mine Waste Solutions operation (MWS), has a contract with Franco-Nevada Barbados (Franco-Nevada). Franco-Nevada is entitled to receive 25% of all the gold produced through MWS. As part of the acquisition of MWS (refer to note 14), Harmony assumed the obligations enforced by the Franco-Nevada contract.

The contract is a streaming agreement that commenced on 17 December 2008 for which Franco-Nevada paid US$125 million upfront for the right to purchase 25% of the gold production through MWS for a fixed amount of consideration until the balance of gold cap is delivered. As at 1 October 2020, the US$125 million upfront payment has been settled. The gold cap is a provision included in the contract, which stipulates the maximum quantity of gold to be sold to Franco-Nevada over the term of the agreement. The consideration is determined as the lower of the quoted spot gold price as per the London Metals Exchange or US$400 per ounce, adjusted with an annual escalation adjustment.

Contract liability and gold delivered
Reconciliation of the ounces owed to Franco-Nevada:

Figures in ounces (oz)	2022	2021
Balance at beginning of year	84 429	—
Initial recognition as at 1 October 2020	—	100 686
Delivered	(23 272)	(16 257)
Balance at end of year	61 157	84 429

The contract price receivable in US$/oz for each ounce of gold delivered is as follows:
•1 October 2020 – 16 December 2020: US$433/oz
•17 December 2020 – 16 December 2021: US$437/oz
•17 December 2021 – 30 June 2022: US$442/oz.

Reconciliation of the streaming contract liability:

	SA Rand
Figures in million	2022	2021
Balance at beginning of year	1 091	—
Initial recognition as at 1 October 2020	—	1 417
Finance costs related to significant financing component	67	71
Non-cash consideration for delivery of gold ounces (included in Revenue)	(471)	(397)
Balance at end of year	687	1 091
Current portion of streaming contract liability	309	396
Non-current portion of streaming contract liability	378	695

Accounting policy – financial liabilities (applicable to notes 32 and 33)
Financial liabilities are initially measured at fair value when the group becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial liabilities, except for financial liabilities classified at fair value through profit or loss. The subsequent measurement of financial liabilities is discussed below. A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. The group classifies financial liabilities as follows:

•Borrowings are initially recognised at fair value net of transaction costs incurred and subsequently measured at amortised cost, comprising original debt less principal payments and amortisation, using the effective yield method. Any difference between proceeds (net of transaction cost) and the redemption value is recognised in the income statement over the period of the borrowing using the effective interest rate method. Extension options of borrowings facilities are treated as loan commitments.

Fees paid on the establishment of the loan facilities are capitalised as a pre-payment and amortised over the period of the facility to which it relates, to the extent it is probable that some or all of the facility will be drawn down. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is expensed.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

•Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. Payables are classified as current liabilities if payment is due within a year or less. If not, they are presented as non-current liabilities.

Notes to the group financial statements continued
For the year ended 30 June 2022
32    Borrowings

Summary of facilities' terms
	Commenced	Tenor (years)	Matures	Secured	Security	Interest payment basis	Interest charge	Repayment term	Repaid
Existing
R2.5 billion revolving credit facility – sustainability linked	May 2022	Three years	May 2025[2]	Yes	Unsecured	Variable	JIBAR + 2.40%	On maturity	n/a
US$400 million facility – sustainability linked	May 2022	Three years	May 2025[2]	Yes	Unsecured	Variable		On maturity	n/a
- US$100 million term facility							SOFR + 2.85%[4]
- US$300 million revolving credit facility							SOFR + 2.70%[4]

R1.5 billion facility (green term loan)[1]	May 2022	Six years, six months	November 2028	Yes	Unsecured	Variable	JIBAR + 2.65%	Bi-annual[3]	n/a

US$24 million Westpac loan	July 2018	Four	July 2022	Yes	Cession and pledge of vehicles and machinery	Variable	LIBOR + 3.20%	Quarterly instalments	n/a

1 This facility can only be drawn down from November 2022.
2    Does not take into account the two extension options of 12 months each.
3    Ten equal bi-annual instalments starting from May 2024 with the final instalment on maturity.
4    Secured Overnight Financing Rate. The SOFR is a secured interbank overnight interest rate that has been established as an alternative to LIBOR. Please refer to note 39 for more detail.

Notes to the group financial statements continued
For the year ended 30 June 2022

Borrowings continued
Summary of facilities' terms continued
	Commenced	Tenor (years)	Matures	Secured	Security	Interest payment basis	Interest charge	Repayment term	Repaid

Matured
R2 billion facility	November 2018	Four years	November 2022	Yes	Cession and pledge of operating subsidiaries' shares and claims	Variable			May 2022
- R600 million term loan							JIBAR + 2.9%	Eight equal quarterly instalments starting from February 2021 with the final instalment on maturity
- R1.4 billion revolving credit facility							JIBAR + 2.8%	On maturity

US$400 million facility	September 2019	Three years	September 2023[5]	Yes	Cession and pledge of operating subsidiaries' shares and claims	Variable		On maturity	May 2022
- US$200 million revolving credit facility		Extendable by one year					LIBOR + 2.9%
- US$200 million term loan							LIBOR + 3.1%

5 The syndicate of lenders for the US$400 million facility agreed to the one-year extension during July 2020, extending the maturity date to September 2023.

Notes to the group financial statements continued
For the year ended 30 June 2022
32    Borrowings continued
Refinancing of facilities
During May 2022, Harmony refinanced its facilities, replacing its existing R2 billion and US$400 million facility with the following facilities held with a syndicate of local and international lenders:
•R2.5 billion revolving credit facility (Rand RCF)
•US$100 million term facility (US$ term loan)
•US$300 million revolving credit facility (US$ RCF)
•R1.5 billion green term loan (Green loan)

The Green loan can only be used for eligible renewable energy projects as defined in the agreement.

The Rand RCF, US$ RCF and US$ term loans are linked to certain sustainability-linked key performance indicators (ESG KPIs), which will be measured annually for the next three financial years and will result in changes to interest rate margins. The adjustments to interest rate margins for each financial year's ESG performance would impact the following financial year. The respective ESG KPIs are as follows:

KPI	Unit of measurement	Scope	Sustainability performance targets
			FY23	FY24	FY25
Greenhouse gas emissions	000 tonnes of Scope 1 and Scope 2 CO2e emissions	All operations	4 485	4 279	4 074
Renewable energy	Renewable energy consumption as % of total electricity consumed	SA operations	2%	8%	20%
Water consumption	Potable water consumed (Mℓ)	SA operations	20 453	19 833	19 436

Depending on Harmony's performance in relation to these ESG KPIs, the potential change in interest rate margin is as follows:

Cumulative benefit/penalty for each financial year (basis points)	FY23	FY24	FY25
KPI
Greenhouse gas emissions	1	2	3
Renewable energy	1	2	3
Water consumption	1	2	3

Debt covenants
The debt covenant tests for both the Rand and US dollar facilities are as follows:
•The group's interest cover ratio shall be more than five times (EBITDA1/ Total interest paid)
•Leverage2 shall not be more than 2.5 times.

1Earnings before interest, taxes, depreciation and amortisation (EBITDA), as defined in the agreement, excludes unusual items such as impairment and restructuring cost.
2Leverage is defined as total net debt to EBITDA.

During the refinancing process, the tangible net worth to total net debt ratio that was relevant to the previous facilities has been removed as a debt covenant, while the interest cover and leverage ratios remained unchanged.

Loan covenants tests were performed for both the old and new loan facilities for the 2022 and 2021 financial years and no breaches were noted. For the 2022 financial year, the group's interest cover ratio was 43.4 times (2021: 42.8 times), while the group's leverage was 0.1 (2021: 0.1). As mentioned above, the tangible net worth to total net debt ratio was removed as a loan covenant during the current financial year (2021: 57.8). Management believes that it is very likely that the covenant requirements will be met in the foreseeable future given the current earnings and debt levels.
The cash flows from the refinancing process were directed by Harmony and are therefore reflected in the cash flow statement. The transaction costs of R172 million are included as part of the interest paid line in the cash flow statement.

Notes to the group financial statements continued
For the year ended 30 June 2022
32 Borrowings continued
Interest-bearing borrowings

	SA Rand
Figures in million	2022	2021
Non-current borrowings
R2 billion facility	—	153
Balance at beginning of year	153	1 351
Repayments	(450)	(1 050)
Transferred (to)/from current liabilities	300	(150)
Amortisation of issue cost	(3)	2

Westpac fleet loan	—	22
Balance at beginning of year	22	132
Repayments	(94)	(96)
Transferred from current liabilities	62	18
Translation	10	(32)

R2.5 billion facility – sustainability linked	—	—
Balance at beginning of year	—	—
Issue costs	(26)	—
Reclassification to prepayments (Trade receivables)	26	—

R1.5 billion term facility (Green loan)	—	—
Balance at beginning of year	—	—
Issue costs	(15)	—
Reclassification to prepayments (Trade receivables)	15	—

US$400 million facility – sustainability linked	3 180	—
Balance at beginning of year	—	—
Draw down	3 057	—
Issue cost	(76)	—
Amortisation of issue costs	1	—
Translation	198	—

US$400 million facility	—	2 799
Balance at beginning of year	2 799	5 980
Issue cost	—	(11)
Repayments	(3 057)	(2 347)
Amortisation of issue costs	55	39
Translation	203	(862)

Total non-current borrowings	3 180	2 974

	SA Rand
Figures in million	2022	2021
Current borrowings
R2 billion facility	—	300
Balance at beginning of year	300	150
Transferred (to)/from non-current liabilities	(300)	150
Westpac fleet loan	25	87
Balance at beginning of year	87	105
Transferred to non-current liabilities	(62)	(18)

Total current borrowings	25	387
Total interest-bearing borrowings	3 205	3 361

Notes to the group financial statements continued
For the year ended 30 June 2022
32    Borrowings continued
Interest-bearing borrowings continued

	SA Rand
Figures in million	2022	2021
The maturity of borrowings is as follows:
Current	25	387
Between one to two years	—	175
Between two to three years	3 180	2 799
	3 205	3 361

SA Rand
Figures in million	2022	2021
Undrawn committed borrowing facilities
Expiring within one year	—	—
Expiring after one year	7 254	4 254
	7 254	4 254

	2022	2021
Effective interest rates (%)
R2 billion facility	6.7	6.6
Westpac fleet loan	3.4	3.4
US$400 million facility	3.4	4.0
US$400 million – sustainability linked	4.3	—
33    Trade and other payables

Accounting policy
The group accrues for the cost of the leave days granted to employees during the period in which the leave days accumulate.

	SA Rand
Figures in million	2022	2021
Financial liabilities
Trade payables	1 266	1 269
Lease liability – current[1]	197	107
Other liabilities	328	129
Non-financial liabilities
Payroll accruals	832	847
Leave liabilities (a)	770	731
Shaft-related liabilities	841	928
Other accruals	92	211
Value added tax	156	163
Income and mining tax	12	4
Total trade and other payables	4 494	4 389
1Refer to note 28 for an analysis of the lease liability.

Notes to the group financial statements continued
For the year ended 30 June 2022
33    Trade and other payables continued

(a)    Employee entitlements to annual leave are recognised on an ongoing basis. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date. The movement in the liability recognised in the balance sheet is as follows:

	SA Rand
Figures in million	2022	2021
Balance at beginning of year	731	537
Benefits paid	(762)	(583)
Total expense per income statement	787	630
Translation (gain)/loss	14	(25)
Acquisitions[1]	—	172
Balance at end of year	770	731
1Acquisition of the Mponeng operations and related assets. Refer to note 14 for detail.

34    Cash generated by operations

	SA Rand
Figures in million	2022	2021	2020
Reconciliation of profit/(loss) before taxation to cash generated by operations
Profit/(loss) before taxation	(1 058)	6 382	(595)
Adjustments for:
Amortisation and depreciation	3 683	3 877	3 508
Impairment of assets	4 433	1 124	—
Share-based payments	145	160	180
Net decrease in provision for post-retirement benefits	(14)	(13)	(12)
Net increase in provision for environmental rehabilitation	71	135	—
Profit on sale of property, plant and equipment	(24)	(11)	(2)
Loss on scrapping of property, plant and equipment	7	161	62
Profit from associates	(63)	(83)	(94)
Investment income	(352)	(244)	(375)
ARM BBEE day one expense	—	(87)	—
Finance costs	718	661	661
Inventory revaluation adjustments	21	69	(70)
Foreign exchange translation difference	338	(810)	989
Non-cash portion of (gains)/losses on derivatives	252	(1 204)	1 382
Day one loss amortisation	(49)	(47)	40
Streaming contract revenue	(471)	(397)	—
Silicosis settlement provision – net	(86)	(90)	(119)
Gain on bargain purchase	—	(303)	—
Contingent consideration remeasurement	(61)	(127)	—
Provision for obsolete stock	82	10	7
Increase in gold in lock-up	(71)	(17)	(4)
Loss allowance	22	47	63
Other non-cash adjustments	14	(43)	(42)
Effect of changes in operating working capital items
(Increase)/decrease in Receivables	21	(339)	(349)
Increase in Inventories	(232)	(37)	(150)
Increase/(decrease) in Payables	52	967	(49)
Cash generated by operations	7 378	9 741	5 031

Notes to the group financial statements continued
For the year ended 30 June 2022
34    Cash generated by operations continued
Additional cash flow information
The income and mining taxes paid in the statement of cash flow represents actual cash paid less refunds received. Investment income from restricted investments is considered non-cash for the purposes of the cash flow statement. Included in investment income is interest earned from restricted investments of R185 million (2021: R174 million) (2020: R163 million).

At 30 June 2022, R7 254 million (2021: R4 254 million) (2020: R1 336 million) of borrowing facilities had not been drawn and are therefore available for future operational activities and future capital commitments. Refer to note 32.

(a)    Principal non-cash transactions
Share-based payments (refer to note 36).

.

35    Employee benefits

Accounting policy
•Pension, provident and medical benefit plans are funded through monthly contributions. The group pays fixed contributions into a separate entity in terms of the defined contribution pension, provident and medical plans which are charged to the income statement in the year to which they relate. The group's liability is limited to its monthly determined contributions and it has no further liability, legal or constructive, if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. Refer to note 27 for details of the post-retirement medical benefit plan.
•Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits at the earlier of the following dates: (a) when the group can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

	2022	2021
Number of permanent employees as at 30 June:
South African operations	35 989	36 860
International operations[1]	1 620	1 599
Total number of permanent employees	37 609	38 459

	SA Rand
Figures in million	2022	2021
Aggregate earnings
The aggregate earnings of employees including executive directors were:
Salaries and wages and other benefits (excluding share-based payments)	15 485	14 079
Retirement benefit costs	1 125	929
Medical aid contributions	363	316
Total aggregated earnings[2]	16 973	15 324
1The Wafi-Golpu joint operation's employees included in the total is 56 (2021: 59).
2These amounts have been included in cost of sales, corporate expenditure and capital expenditure.

The increase during the 2022 financial year is mainly due to the inclusion of employee costs for the Mponeng operations and related assets as they contributed for the full year compared to nine months in 2021. Annual inflationary increases also impact on the total.

During the 2022 financial year, R227 million (2021: R371 million) was included in the payroll costs for termination costs. Termination costs include the cost relating to the voluntary retrenchment and restructuring process as well as retrenchments due to shaft closures.

Notes to the group financial statements continued
For the year ended 30 June 2022
36    Share-based payments

Accounting policy
The group operates the following employee share incentive plans where the group granted share options to certain employees in exchange for services received:
•The 2006 equity-settled share-based payments plan (2006 share plan)
•The equity-settled Sisonke Employee Share Ownership Plan (Sisonke ESOP) initially awarded in 2019
•The equity-settled Management Deferred Share Plan (DSP) initially awarded in 2020.

Equity-settled share-based payments are measured at fair value that includes market performance conditions but excludes the impact of any service and non-market performance conditions of the equity instruments at the date of the grant. The share-based payments are expensed over the vesting period, based on the group's estimate of the shares that are expected to eventually vest. The group used an appropriate option pricing model in determining the fair value of the options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the estimates of the number of options that are expected to become exercisable are revised.

The impact of the revision of original estimates, if any, is recognised in the income statement, with a corresponding adjustment to equity. The proceeds received (if any) net of any directly attributable transaction costs are credited to share capital and premium when the options are exercised.

Critical accounting estimates and judgements
The fair value of options granted under the 2006 plan was determined using a Monte Carlo valuation model. The significant inputs into the model are: vesting period, risk-free interest rate, volatility, price on date of grant and dividend yield. There were no options granted under the 2006 plan in the current financial period.

The fair value of the options granted under the Sisonke ESOP was based on the Harmony spot share price of R28.29 at grant date as there were no market conditions attached to the grant.

The fair value of options granted under the DSP:

Fair value
18 September 2019 - First issue	R45.89 - R56.87
18 September 2020 - Second issue	R74.90
20 September 2021 - Third issue	R45.58 - R57.93

The fair value of the first and second issue of options granted under the DSP was based on the Harmony spot share price at each grant date, as there were no market conditions attached to the grant. The fair value of the third issue of options granted under the DSP was determined using a Monte Carlo valuation model. The significant inputs into the model are:

DSP
20 September 2021 - Third issue
Risk-free interest rate	5.71% - 6.93%
Expected volatility	59.59% - 62.51%
Expected dividend yield	2.02% - 3.41%
Spot price on grant date	R54.06 - R62.43
Vesting period (from grant date)[1]	3/5 years
1 Please refer to Vesting under Options granted under the Management Deferred Share Plan below.

Employee share-based payments
The objective of these schemes is to recognise the contributions of employees to the group's financial position and performance and to retain key employees.

Executive management is encouraged to retain shares when they vest and a minimum shareholding requirement has been introduced to achieve this. This shareholding is meant to align shareholder and executive objectives to grow total shareholder return.

Notes to the group financial statements continued
For the year ended 30 June 2022
36    Share-based payments continued
Employee share-based payments continued
The total cost relating to employee share-based payments is made up as follows:

	SA Rand
Figures in million	2022	2021
2006 share plan	—	26
Sisonke ESOP	109	61
Management DSP	91	69
Total employee share-based payments	200	156

The directors are authorised to issue up to 60 011 669 ordinary shares to participants who have received awards in accordance with Harmony's employee share incentive schemes. Subsequent to the annual general meeting held on 1 December 2010, 53 482 588 shares have been issued in terms of the various share schemes. At 30 June 2021, no share option awards are outstanding for the 2006 share plan. At 30 June 2022, no share option awards are outstanding for the Sisonke ESOP Plan.

In December 2018, the board approved the new Total Incentive Plan for management which includes deferred shares. The first allocations under the new plan occurred in October 2019, the second and third allocation occurring in October 2020 and 2021, respectively. Our shareholders have authorised up to 25 000 000 shares of the issued share capital to be used for this plan.

The 2006 share plan consists of share appreciation rights (SARs), performance shares (PS) and restricted shares (RS). The share plan is equity-settled.

Award	Vesting	Performance criteria
SARs
SARs will vest in equal thirds in year three (33.33%), four (33.33%) and five (33.33%), subject to the performance conditions having been satisfied.

The SARs will have an expiry date of six years from the grant date and the offer price equals the closing market prices of the underlying shares on the trading date immediately preceding the grant.
2014 allocation: The group's headline earnings per share must have grown since the allocation date by more than the South African Consumer Price Index (CPI).
PS	The PS will vest after three years from the grant date, if and to the extent that the performance conditions have been satisfied.
2017 allocation:
•50% of the number of rights awarded are linked to the total shareholder return of the group on an absolute basis.
•50% of the number of rights awarded are linked to the total shareholder return of the group as compared to that of the South African gold index.

RS	The RS will vest after three years from grant date.	The participant is still employed within the group.
Termination of employees' participation in the share plan is based on "no fault" and "fault" definitions:

•Fault	All unvested and unexercised SARs and all PS and RS not yet vested are lapsed and cancelled
•No fault	Accelerated vesting occurs and all unvested and unexercised share options are settled in accordance with the rules of the plan.

Activity on share options

	SARs		PS
Activity on options and rights granted but not yet exercised	Number of options and rights	Weighted average option price (SA Rand)	Number of rights
For the year ended 30 June 2021
Balance at beginning of year	377 333	18.41	12 415 024
Options exercised	(371 008)	18.41	(11 928 241)
Options forfeited and lapsed	(6 325)	18.41	(486 783)
Balance at end of year	—	—	—
There were no SARS, RS and PS balances during the 2022 financial year and no RS balances during the 2021 financial year.

	SA Rand
Figures in million	2022	2021
Gain realised by participants on options and rights traded during the year	—	807
Fair value of options and rights exercised during the year	—	807

Notes to the group financial statements continued
For the year ended 30 June 2022
36    Share-based payments continued
Options granted under the Sisonke ESOP
In December 2017, Harmony approved the establishment of the Sisonke ESOP with the aim to facilitate beneficial interest and ownership by non-managerial employees in South Africa (the beneficiaries) of Harmony shares in order to:
•Facilitate economic empowerment of Harmony’s employees
•Incentivise Harmony’s employees, so as to promote the shared interests of employees and shareholders in the value growth of Harmony
•Further align the interests of the Harmony shareholders and those of the employees of Harmony.

The shares were issued to the Harmony ESOP Trust (the Trust) on 15 January 2019, which is also the date on which the required service period of three years commenced. Each beneficiary under the scheme was awarded 225 Participation Units (PU). The Sisonke ESOP is equity-settled.

Award	Vesting	Performance criteria
PU*	The PU will vest after three years from the date on which the service period commenced.	The participant is still employed within the group.
*    The term Participation Units means the vested rights of a beneficiary to an equal number of Harmony shares held by the Trust.

Termination of employees' participation in the share scheme is based on "no fault" and "fault" definitions:

•Fault	All unvested and unexercised PU not yet vested are lapsed and cancelled
•No fault	Accelerated vesting occurs and all unvested and unexercised PU are settled in accordance with the rules of the plan.
Activity on share options

Number of PU
Activity on PU granted but not exercised	2022	2021
Balance at beginning of year	6 311 667	6 768 562
Options granted	40 064	106 994
Options exercised	(6 254 608)	(441 548)
Options forfeited and lapsed	(97 123)	(122 341)
Balance at end of year	—	6 311 667

	2022	2021
Gain realised by participants on options exercised during the year (R million)	397	31
Weighted average share price at the date of exercise (SA Rand)	58.20	70.90
Remaining life (years)	—	0.5

Options granted under the Management Deferred Share Plan
Harmony implemented the Total Incentive Plan, comprising a long-term Deferred Share Plan (DSP) and a short-term annual cash payment with effect from 1 July 2019. The total incentive for each management-level employee is determined every year through a balanced scorecard calculation.

The balanced scorecard result includes a number of key short- and long-term company performance measures (to be measured over trailing three- and one-year periods). The measures are reviewed and defined annually with appropriate weightings. A portion of the total incentive is paid immediately in cash and the balance is settled by means of deferred shares.

Award	Vesting	Performance criteria
DS*
The awards will vest at a rate of 20% per annum over the following five years for executive directors and prescribed officers, and one-third per annum over the following three years for qualifying management.
The participant is still employed within the group.
*    Deferred shares.

During December 2021 shareholders approved the introduction of “no fault” termination effective 7 December 2021.

Termination of employees' participation in the share scheme is based on "no fault" and "fault" definitions:

•Fault	All unvested and unexercised DS not yet vested are lapsed and cancelled
•No fault	All unvested and unexercised DS will continue in force to vest on the original vesting dates in accordance with the rules of the plan.
The update of “no fault” termination will ensure that executives who leave the company in good standing, for example due to retirement, will continue to be exposed to the company share price for the remainder of the vesting periods of unvested awards. It will encourage and reward their focus on sustainability and succession during their tenure.

Notes to the group financial statements continued
For the year ended 30 June 2022
36    Share-based payments continued
Employee share-based payments continued
Options granted under the Management Deferred Share Plan continued

	2022	2021
18 September 2019 – 3 years
Gain realised by participants on options exercised during the year (R million)	13	28
Weighted average share price at the date of exercise (SA Rand)	47.24	87.86
Remaining life (years)	0.2	1.2
18 September 2019 – 5 years
Gain realised by participants on options exercised during the year (R million)	2	2
Weighted average share price at the date of exercise (SA Rand)	51.74	87.86
Remaining life (years)	2.2	3.2
18 September 2020 – 3 years
Gain realised by participants on options exercised during the year (R million)	13	—
Weighted average share price at the date of exercise (SA Rand)	47.24	—
Remaining life (years)	1.2	—
18 September 2020 – 5 years
Gain realised by participants on options exercised during the year (R million)	2	—
Weighted average share price at the date of exercise (SA Rand)	49.55	—
Remaining life (years)	3.2	—

Activity on share options

Number of DS
Activity on DS granted but not exercised	2022	2021
Balance at beginning of year	2 102 523	1 162 152
Options granted	3 298 489	1 356 715
Options exercised	(641 562)	(331 466)
Options forfeited and lapsed	(310 159)	(84 878)
Balance at end of year	4 449 291	2 102 523

List of options granted but not yet exercised (listed by grant date)	Number of options	Remaining life (years)
As at 30 June 2022
Deferred shares
18 September 2019 – 3 years	284 525	0.2
18 September 2019 – 5 years	172 243	2.2
18 September 2020 – 3 years	570 777	1.2
18 September 2020 – 5 years	268 395	3.2
20 September 2021 – 3 years	2 369 559	2.2
20 September 2021 – 5 years	783 792	4.2
Total options granted but not yet exercised	4 449 291

37    Related parties
None of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their families, had an interest, directly or indirectly, in any transaction from 1 July 2019 or in any proposed transaction that has affected or will materially affect Harmony or its subsidiaries, other than as stated below.

Directors and other key management
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group.

Notes to the group financial statements continued
For the year ended 30 June 2022
37    Related parties continued
Directors and other key management continued
The directors' remuneration is as follows:

	SA Rand
Figures in million	Executive directors	Non-executive directors
2022
Salaries	21	—
Retirement contributions	3	—
Bonuses	14	—
Exercise/settlement of share options	2	—
Directors' fees	—	13
Total	40	13
2021
Salaries	24	—
Retirement contributions	3	—
Bonuses	16	—
Exercise/settlement of share options	105	—
Directors' fees	—	13
Total	148	13

On 7 December 2021, Harmony announced the retirement of Ms Fikile De Buck and Dr Simo Lushaba as independent non-executive directors with effect from 7 December 2021.

On 21 February 2022, Ms Melanie Naidoo-Vermaak and Mr Anton Buthelezi were appointed as senior executive: Sustainable Development and senior executive: Human Capital respectively and have been classified as prescribed officers.

On 19 May 2022, Harmony announced the appointment of Mr Bongani Nqwababa and Mr Martin Prinsloo to the board of directors of Harmony as independent non-executive directors with effect from 18 May 2022.

On 28 June 2022, Harmony announced the resignation of Mr Modise Motloba as a non-independent non-executive director with effect from 27 June 2022.

The following directors and prescribed officers owned shares in Harmony at year-end:

Number of shares
Name of director/prescribed officer	2022	2021*
Directors
Peter Steenkamp[1]	772 589	746 085
Boipelo Lekubo[1]	15 988	3 581
Andre Wilkens	101 301	101 301
Harry 'Mashego' Mashego[1]	14 875	3 319
Prescribed officers
Beyers Nel[1,4]	110 207	198 622
Philip Tobias[1,2,4]	n/a	321 084
Marian van der Walt[1,4]	100 000	159 438
Melanie Naidoo-Vermaak[1,3]	7 966	n/a
Johannes van Heerden[1,4]	30 734	6 156
*    Certain figures have been revised. Refer to footnote 4 below.
1    The balance of shares held is attributable to shares held privately and in terms of the minimum shareholding requirement as set out in our remuneration policy.
2    Philip Tobias resigned effective 14 November 2021.
3    Melanie Naidoo-Vermaak classified as a prescribed officer effective 21 February 2022.
4    During the year, a misstatement was identified in the balance of the shares owned by certain prescribed officers for the year ended 30 June 2021. The previously disclosed balance at 30 June 2021 did not consider shares traded in the prescribed officers' personal capacity, and as a result were misstated. These figures have been revised. Shares held at 30 June 2021 were previously disclosed as: Beyers Nel, 216 175 shares, Marian van der Walt, 139 356 shares, Philip Tobias, 347 462 shares and Johannes van Heerden, 166 156 shares.

Notes to the group financial statements continued
For the year ended 30 June 2022
37    Related parties continued
Modise Motloba, Harmony’s former deputy chairman (refer above), is a director of Tysys (Proprietary) Limited (Tysys). Tysys entered into a contract with the group during the 2017 financial year to provide services relating to the group’s small and medium enterprise development projects. The contract has a value of up to R5 million per annum. Approximately R5 million
(2021: R5 million) was paid during the 2022 financial year relating to services rendered in the current and prior financial years. The contract has a 30-day notice period.

There were no other changes to the directors' interest between the reporting date and the date of the approval of the financial statements other than indicated above.

Other related parties
All the production of the group’s South African operations is sent to Rand Refinery in which Harmony holds a 10.38% interest. Refer to note 21.

	SA Rand
Figures in million	2022	2021
Sales and services rendered to related parties
Joint operations	4	3
Total	4	3

	SA Rand
Figures in million	2022	2021
Purchases and services acquired from related parties
Directors	5	5
Associates	51	55
Total	56	60

38    Commitments and contingencies
Commitments and guarantees

	SA Rand
Figures in million	2022	2021
Capital expenditure commitments
Contracts for capital expenditure[1]	1 839	341
Share of joint operation's contracts for capital expenditure	105	32
Authorised by the directors but not contracted for	6 300	7 425
Total capital commitments	8 244	7 798
1    The increase year on year relates predominantly to the Kareerand Expansion project at MWS, for which regulatory approvals were obtained during June 2022.

This expenditure will be financed from existing resources and, where appropriate, borrowings.

Contractual obligations in respect of mineral tenement leases amount to R16 million (2021: R17 million). This relates to the Wafi-Golpu joint operation.

	SA Rand
Figures in million	2022	2021
Guarantees
Guarantees and suretyships	500	481
Environmental guarantees[1]	479	479
Total guarantees	979	960
1At 30 June 2022 R150 million (2021: R146 million) has been pledged as collateral for environmental guarantees in favour of certain financial institutions. Refer to note 17.

Notes to the group financial statements continued
For the year ended 30 June 2022
38    Commitments and contingencies continued
Commitments and guarantees continued
Contingent liabilities

Critical accounting estimates and judgements
Contingencies will only realise when one or more future events occur or fail to occur. The exercise of significant judgement and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.

Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which the suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the group could be materially affected by the outcome of the litigation.

The following contingent liabilities have been identified:
(a)    On 1 December 2008, Harmony issued 3 364 675 Harmony shares to Rio Tinto Limited (Rio Tinto) for the purchase of Rio Tinto’s rights to the royalty agreement entered into prior to our acquisition of the Wafi deposits in PNG. The shares were valued at R242 million on the transaction date. An additional US$10 million in cash will be payable when the decision to mine is made. Of this amount, Harmony is responsible for paying the first US$6 million, with the balance of US$4 million being borne equally by the joint operators.

(b)    The group may have a potential exposure to rehabilitate groundwater and radiation that may exist where the group has and/or continues to operate. The group has initiated analytical assessments to identify, quantify and mitigate impacts if and when (or as and where) they arise. Numerous scientific, technical and legal studies are underway to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Water treatment facilities were successfully implemented at Doornkop, Tshepong Operations and Kusasalethu. These facilities are now assisting in reducing our dependency on state-supplied potable water and will be key in managing any post closure decant should it arise.

In terms of Free State operations, Harmony has taken the initiative to develop a comprehensive regional closure plan in addition to updating the regional water balance, which will ensure that there is sufficient water for our organic growth initiatives. The geohydrological studies confirm that there is no risk of decant in Welkom.

Should the studies result in different solutions than the ones initially proposed, or the regulators do not approve the proposed plans, which then results in the group being required to record and account for the contingencies as liabilities, it could then have a material impact on the financial statements of the group.

(c)    Due to the interconnected nature of mining operations in South Africa, any proposed solution for potential flooding and potential decant risk posed by deep groundwater needs to be a combined one, supported by all the mines located in these goldfields. As a result, the Department of Mineral Resources and Energy and affected mining companies require the development of a regional mine closure strategy.

Harmony operations have conducted a number of specialist studies and the risk of surface decant due to rising groundwater levels has been obviated at the entire Free State region and Kalgold. Additional studies have been commissioned at Doornkop and Kusasalethu. Studies that have been conducted indicate that there is no risk of decant from Doornkop and Kusasalethu, but it is recommended that confirmatory studies be completed. In addition, the decant from the KOSH groundwater system tied with our Moab Khotsong operation has been managed through an appropriate groundwater closure plan and sufficient provision has been set aside for this. Therefore, there is no contingency arising from these operations.

Preliminary studies have also been completed to manage and mitigate the seepage from tailings facilities acquired as part of the Mponeng operations and related assets. Seepage is evident at these facilities and desktop studies have been completed to mitigate the seepage. An initial estimate to manage and mitigate the seepage based on these studies has been considered as part of the fair value exercise in terms of IFRS 3. Further feasibility studies will be conducted to refine these estimates in the future.

Should the additional studies result in different solutions than the ones initially proposed, or the regulators do not approve the proposed plans, it might result in a change in estimate to the recorded liabilities or the group recording liabilities over and above the current provisions.

Notes to the group financial statements continued
For the year ended 30 June 2022
38    Commitments and contingencies continued
Commitments and guarantees continued
Contingent liabilities continued
(d)    The individual Harmony mining operations have applied for the respective National Water Act, Section 21 Water Use Licenses to the Department of Water and Sanitation (DWS). The respective Water Use License Applications have subsequently not yet been approved by DWS for our Free State operations and Doornkop. Notably, the Department issued a Water Use Licence for the expansion of the Kareerand Tailings Facility operated by Mine Waste Solutions. The Water Use Licence conditions for the respective operations without a Water Use License are subsequently not yet known and the subsequent potential water resource impact liability as part of the mine rehabilitation and closure process (to which DWS is an important participant and decision maker) is uncertain. All operations continue to operate legally and responsibly.

(e)    In terms of the sale agreements entered into with Rand Uranium, Harmony retained financial exposure relating to environmental disturbances and degradation caused by it before the effective date, in excess of R75 million of potential claims. Rand Uranium is therefore liable for all claims up to R75 million and retains legal liability. The likelihood of potential claims cannot be determined presently and no provision for any liability has been made in the financial statements.

39    Financial risk management
The group's operating activities expose it to a variety of financial risks: market risk (including commodity price risk, foreign exchange risk, interest rate risk and other price risk), credit risk and liquidity risk. The group may use derivative financial instruments to hedge certain risk exposures.

The group's financial assets and liabilities are classified as set out below:

	SA Rand
Figures in million	Debt instruments at amortised cost	Equity instruments designated at fair value through OCI	Derivatives designated as cash flow hedges	Derivatives at fair value through profit or loss	Debt instruments at fair value through profit or loss	Financial liabilities at amortised cost
At 30 June 2022
Financial assets
Restricted cash and investments	4 128	292	—	—	1 162	—
Other non-current assets	15	75	—	—	148	—
Non-current derivative financial instruments	—	—	131	6	—	—
– Rand gold hedging contracts	—	—	113	—	—	—
– US$ gold hedging contracts	—	—	18	—	—	—
– US$ silver contracts	—	—	—	6	—	—
Current derivative financial instruments	—	—	436	83	—	—
– Rand gold hedging contracts	—	—	410	—	—	—
– US$ gold hedging contracts	—	—	26	—	—	—
– Foreign exchange contracts	—	—	—	12	—	—
– US$ silver contracts	—	—	—	71	—	—
Trade and other receivables	938	—	—	—	—	—
Cash and cash equivalents	2 448	—	—	—	—	—
Financial liabilities
Non-current derivative financial instruments	—	—	3	—	—	—
– US$ gold hedging contracts	—	—	3	—	—	—
Current derivative financial instruments	—	—	8	—	—	—
– US$ gold hedging contracts	—	—	8	—	—	—
Borrowings	—	—	—	—	—	3 205
Contingent consideration liability	—	—		—	356	—
Other non-current liabilities	—	—	—	—	—	263
Trade and other payables	—	—	—	—	—	1 791

Notes to the group financial statements continued
For the year ended 30 June 2022
39    Financial risk management continued

	SA Rand
Figures in million	Debt instruments at amortised cost	Equity instruments designated at fair value through OCI	Derivatives designated as cash flow hedges	Derivatives at fair value through profit or loss	Debt instruments at fair value through profit or loss	Financial liabilities at amortised cost
At 30 June 2021
Financial assets
Restricted cash and investments	3 656	252	—	—	1 391	—
Other non-current assets	16	74	—	—	177	—
Non-current derivative financial instruments	—	—	319	9	—	—
– Rand gold hedging contracts	—	—	279	—	—	—
– US$ gold hedging contracts	—	—	40	—	—	—
– US$ silver contracts	—	—	—	9	—	—
Current derivative financial instruments	—	—	1 087	384	—	—
– Rand gold hedging contracts	—	—	1 079	—	—	—
– US$ gold hedging contracts	—	—	8	—	—	—
– Foreign exchange contracts	—	—	—	383	—	—
– US$ silver contracts	—	—	—	1	—	—
Trade and other receivables	979	—	—	—	—	—
Cash and cash equivalents	2 819	—	—	—	—	—
Financial liabilities
Non-current derivative financial instruments	—	—	—	6	—	—
– US$ silver contracts	—	—	—	6	—	—
Current derivative financial instruments	—	—	114	92	—	—
– Rand gold hedging contracts	—	—	41	—	—	—
– US$ gold hedging contracts	—	—	73	—	—	—
– US$ silver contracts	—	—	—	92	—	—
Borrowings	—	—	—	—	—	3 361
Contingent consideration liability	—	—	—	—	417	—
Other non-current liabilities	—	—	—	—	—	173
Trade and other payables	—	—	—	—	—	1 505

Risk management is carried out by a central treasury department (Group treasury) under policies approved by the board of directors. Group treasury identifies, evaluates and hedges certain selected financial risks in close cooperation with the group's operating units. The audit and risk committee and the board provide written principles for overall risk management, as well as written policies covering specific areas, such as commodity price risk, foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.

Market risk
Foreign exchange risk
The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar (US$). Foreign exchange risk arises when future commercial transactions or recognised financial assets or liabilities are denominated in a currency that is not the entity’s functional currency. Harmony’s revenues are sensitive to the R/US$ exchange rate as all revenues are generated by commodity sales denominated in US$. Harmony may enter into hedging transactions to reduce this risk. The limit currently set by the board is 25% of the group's foreign exchange risk exposure for a period of 24 months. Refer to note 19 and the fair value determination for financial assets and liabilities section below for details of the contracts. The audit and risk committee reviews the details of the programme quarterly.

The Rand weakened during the current financial year, from R14.27/US$1 on 30 June 2021 to close at R16.27/US$1 on
30 June 2022. The weakening negatively impacted on the derivative valuations of contracts that were outstanding at
30 June 2022.

Notes to the group financial statements continued
For the year ended 30 June 2022
39    Financial risk management continued
Market risk continued
Foreign exchange risk continued
The group is exposed to foreign exchange risk arising from borrowings and cash denominated in a currency other than the functional currency of that entity (refer to note 2.2 for details on the group's functional currencies). As of 1 October 2020, the contingent consideration liability has also been included. Refer to note 29 for details. These exposures are mainly to the US$. The Rand's levels impacted negatively on the translation of the US$ debt facilities at 30 June 2022. Refer to note 32 for further detail.

Translation of the international net assets was impacted by a weakening of the Rand against the Australian dollar from R10.72/A$1 at 30 June 2021 to R11.25/A$1 on 30 June 2022. A gain of R742 million has been recognised in other comprehensive income relating to the translation of the international net assets to Rand.

The group has reviewed its foreign currency exposure on financial assets and financial liabilities and has identified the following sensitivities in the exchange rates that would affect profit and loss:
•Rand/US$ exchange rate – 4% (2021: 6%) based on the standard deviation from a one-year forecast of various financial institution outlooks
•A$/US$ exchange rate – 4% (2021: 4%) based on the standard deviation from a one-year forecast of various financial institution outlooks
•PGK/US$ exchange rate – 0.1% (2021: 1%). The Papua New Guinean (PNG) government has fixed the exchange rate of the Kina to the US$ and adjusts it occasionally. These adjustments are very small and would not result in any significant impact on profit or loss.

	SA Rand
Figures in million	2022	2021
Sensitivity analysis – borrowings
Rand against US$
Balance at 30 June	3 180	2 806
Strengthen by 4% (FY21: 6%)	127	168
Weaken by 4% (FY21: 6%)	(127)	(168)
Closing rate	16.27	14.27
US$ against Kina
Balance at 30 June	25	109
Strengthen by 0.1% (FY21: 1%)	—	1
Weaken by 0.1% (FY21: 1%)	—	(1)
Closing rate	0.28	0.29
Sensitivity analysis – contingent consideration liability
Rand against US$
Balance at 30 June	356	417
Strengthen by 4% (FY21: 6%)	14	25
Weaken by 4% (FY21: 6%)	(14)	(25)
Closing rate	16.27	14.27

	SA Rand
Figures in million	2022	2021
Sensitivity analysis – other financial instruments
Rand against US$
Balance at 30 June	12	383
Strengthen by 4% (FY21: 6%)	19	105
Weaken by 4% (FY21: 6%)	(26)	(127)
Closing rate	16.27	14.27
US$ against A$
Balance at 30 June	268	723
Strengthen by 4% (FY21: 4%)	10	28
Weaken by 4% (FY21:4%)	(11)	(30)
Closing rate	0.69	0.75

Notes to the group financial statements continued
For the year ended 30 June 2022
39    Financial risk management continued
Market risk continued
Commodity price sensitivity
The profitability of the group’s operations, and the cash flows generated by those operations, are affected by changes in the market price of gold, and in the case of Hidden Valley, silver as well. Harmony entered into Rand gold and US dollar forward gold sale contracts to manage the variability in cash flows from the group’s production to create cash certainty and protect the group against lower commodity prices. The general limit for gold hedging currently set by the board is 20% for a 24-month period. The limit set by the board is 50% of silver exposure over a 24-month period. Management continues to top up these programmes as and when opportunities arise to lock in attractive margins for the business, but are not required to maintain hedging at these levels. The audit and risk committee reviews the details of the programme quarterly.

The exposure to the variability in the price of gold is managed by entering into gold forward sales contracts for a portion of the group's production. A portion of the production of the South African operations is linked to Rand gold forward contracts and US$ gold forward contracts were entered into for the production from Hidden Valley. The exposure to the variability in the price of silver for Hidden Valley is managed by entering into US$/silver zero cost collars. These contracts have not been designated as hedging instruments for hedge accounting and the gains and losses are accounted for in the income statement. Refer to note 19 and the fair value determination for financial assets and liabilities section below for further detail on these contracts.

The Rand weakened during the year (as discussed above), which had the effect of decreasing the gains on the contracts that matured during the 2022 financial year as well as negatively impacting those that were outstanding at 30 June 2022.

The group has reviewed its exposure to commodity-linked instruments and identified a sensitivity of 9% (2021: 7%), based on the standard deviation of a one-year forecast gold price from various financial institution outlooks. The estimated sensitivity would affect other comprehensive income in the 2022 financial year.

Only material commodity balances were considered when determining the need for a sensitivity analysis and therefore management has not performed a sensitivity analysis on silver commodities.

	SA Rand
Figures in million	2022	2021
Sensitivity analysis
Rand gold derivatives
Other comprehensive income
Increase by 9% (FY21: 7%)	(1 001)	(481)
Decrease by 9% (FY21: 7%)	998	612
US$ gold derivatives
Other comprehensive income
Increase by 9% (FY21: 7%)	152	130
Decrease by 9% (FY21: 7%)	(150)	(128)

Other price risk
The group is exposed to the risk of fluctuations in the fair value of fair value through profit or loss financial assets as a result of changes in market prices (other than changes in interest rates and foreign currencies). Harmony generally does not use any derivative instruments to manage this risk.

Sensitivity analysis
Certain of the restricted investments are linked to the Top 40 Index on the JSE. Management considered a sensitivity of 13% (2021: 15%) as appropriate, based on the continuing volatility in the market as well as the magnitude of fluctuations within the last year’s historical data. A 13% increase in the Top 40 index at the reporting date, with all other variables held constant, would have increased profit or loss by R97 million (2021: R105 million) and an equal change in the opposite direction would have decreased profit or loss by R79 million (2021: R127 million).

Interest rate risk
The group's interest rate risk arises mainly from borrowings. The group has variable interest rate borrowings. Variable rate borrowings expose the group to cash flow interest rate risk.

During the 2022 year, the US Federal Reserve increased the fund rate by 150 basis points. Similarly, the SARB increased the repo rate by 125 basis points causing the higher interest rates to have a non-favourable impact on the group's cost of debt. This was offset by lower debt balances. The SOFR (Secured Overnight Financing Rate) has been used for the refinanced US$ borrowings, as opposed to LIBOR (London Interbank Offered Rate) that was used for the historic borrowings. This is due to LIBOR being phased out. During the refinancing process, the group was able to secure slightly improved margins on its facilities.

Notes to the group financial statements continued
For the year ended 30 June 2022
39    Financial risk management continued
Market risk continued
Interest rate risk continued
Even though it can be expected that the increase in the repo rate will result in a higher cost of debt as financial institutions will increase their lending rates, the group has not entered into interest rate swap agreements. The audit and risk committee reviews the group's risk exposure quarterly.

Interest rate risk arising from borrowings is offset by cash and restricted cash and investments held at variable rates. As at 30 June 2022, management reasonably expects profit or loss before tax to increase/(decrease) by the following sensitivities:
•A 88 basis points (2021: 25 basis points) finance cost movement based on the average of a one-year forecast of the South African prime interest rate from various financial institution outlooks
•A 185 basis points (2021: 1 basis point) finance cost movement based on the average of a one-year forecast US Fed rate from various financial institution outlooks
•A 88 basis points (2021: 25 basis points) sensitivity on interest received based on an average of a one-year forecast of the South African prime interest rate from various financial institution outlooks.

The above analysis assumes that all other variables remain constant.

	SA Rand
Figures in million	2022	2021
Sensitivity analysis – borrowings (finance costs)
Rand-denominated borrowings
Increase by 88 basis points (FY21: 25 basis points)	—	(1)
Decrease by 88 basis points (FY21: 25 basis points)	—	1

US$-denominated borrowings
Increase by 185 basis point (FY21: 1 basis point)	(59)	—
Decrease by 185 basis points (FY21: 1 basis point)	59	—
Sensitivity analysis – financial assets (interest received)
Increase by 88 basis points (FY21: 25 basis points)	59	16
Decrease by 88 basis points (FY21: 25 basis points)	(59)	(16)

Credit risk
Credit risk is the risk that a counterparty may default or not meet its obligations in a timely manner. Financial instruments that are subject to credit risk are restricted cash and investments, derivative financial instruments and cash and cash equivalents, as well as trade and other receivables (excluding non-financial instruments).

Assessment of credit risk
In assessing the creditworthiness of local institutions, management uses the national scale long-term ratings. The credit risk arising from cash and cash equivalents, restricted cash and investments, and derivative financial assets is managed by ensuring amounts are only invested with financial institutions of good credit quality based on external credit ratings and by assessing the underlying source of where the funds are invested. The group has policies that limit the amount of credit exposure to any one financial institution. The audit and risk committee reviews the exposure on a quarterly basis. Exposure to credit risk on trade and other receivables is monitored on a regular basis by management.

At 30 June 2022, the rating of major SA banks remained unchanged at AA+, which is in line with the group's credit risk policy. The credit rating of the group's Australian counterparts remained unchanged at A+, resulting in the assessed ECL on cash and cash equivalents as well as restricted cash and investments remaining immaterial.

An assessment of the expected credit losses for the financial assets measured at amortised cost at 30 June 2022 resulted in an immaterial amount for each instrument, in line with the assessment performed in 2021 (refer to the expected credit loss assessment below for further detail).

Management will continue to review the underlying strength of the South African economy as well as the creditworthiness of the financial institutions during this time and make any changes deemed necessary to safeguard the assets and reduce the credit risk.

The group’s maximum exposure to credit risk is represented by the carrying amount of all financial assets determined to be exposed to credit risk, amounting to R9 495 million as at 30 June 2022 (2021: R10 837 million).

The Social Trust Fund of R19 million (2021: R19 million) has been invested in unit trust investments comprising interest-bearing instruments and shares in listed companies (refer to note 17). The group has also acquired a collective investment scheme in unit trusts of R49 million (2021: R47 million) and equity investments of R292 million (2021: R252 million) from the Mponeng operations and related assets acquisition in 2021 (refer to note 14 and 17).

Notes to the group financial statements continued
For the year ended 30 June 2022
39    Financial risk management continued
Credit risk continued
Financial institutions' credit rating by exposure (source: Fitch Ratings and Global Credit Ratings)

	SA Rand
Figures in million	2022	2021
Cash and cash equivalents
AA+	1 711	1 738
AA	737	1 081
Total	2 448	2 819
Restricted cash and investments (refer to note 17)
AAA	225	225
AA+	4 997	4 756
Total	5 222	4 981
Derivative financial assets (refer to note 19)
AA+	226	629
AA	115	286
AA-	110	145
A+	205	739
Total	656	1 799

Expected credit loss assessment
The group recognises loss allowances for expected credit losses (ECLs) on financial assets measured at amortised cost. The group's debt instruments at amortised cost consist of cash and cash equivalents, a portion of restricted cash and investments and trade and other receivables. The assessment of ECLs for the different debt instruments is discussed below:

Cash and cash equivalents
The cash and cash equivalents are held with banks and financial institutions which are rated between AA and AA+ (see above). The ECL on cash and cash equivalents has been determined using the simplification that allows the group to assume that the credit risk on financial instruments determined to have low credit risk at the reporting date, has not increased significantly since initial recognition of the financial instrument. The ECL was estimated with reference to a probability of default model using external credit ratings in determining the default risk of counterparties. The ECL was determined to be immaterial.

Restricted cash and investments
The restricted cash and investments relate largely to the environmental trust funds. These funds are held with banks and financial institutions that are rated AA+ (see above). As a result of the acquisition of Mponeng operations and related assets in 2021 (refer to note 14), the group obtained government bonds that are rated AAA (see above). Impairment of investments with investment-grade ratings has been determined using the simplification that allows the group to assume that the credit risk on financial instruments determined to have low credit risk at the reporting date, has not increased significantly since initial recognition of the financial instrument. The group considers that the majority of its restricted cash and investments have low credit risk based on the external credit ratings of the counterparties with which the funds are deposited. The ECL was estimated with reference to a probability of default model using external credit ratings in determining the default risk of counterparties. Concentration of credit risk on restricted cash and investments is considered minimal due to the group’s investment risk management and counterparty exposure risk management policies.

Trade and other receivables
The group’s exposure to credit risk arising from trade receivables (metals) and other trade receivables is influenced mainly by the individual characteristics of each customer.

Trade receivables result largely from the sale of gold and are fully performing. Exposure to credit risk on receivables from gold sales is limited through payment terms of two to three days after recognition of revenue for gold sales. The majority of other receivables comprise a limited number of individually significant customers. The group determines the ECL on trade receivables and individually significant other receivable balances with reference to a probability of default model using external credit ratings in determining the default risk of counterparties. The external credit ratings used range between BBB to AA-. The ECL was determined to be immaterial.

Loss allowances on individually insignificant other trade receivables has been determined using the simplified ECL approach using a provision matrix and reflects the short-term maturities of the exposures and past experienced credit judgement. Refer to note 20 for details on the amount of the loss allowance recognised and the stratification of trade and other receivables for purposes of the assessment.

Notes to the group financial statements continued
For the year ended 30 June 2022
39    Financial risk management continued
Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, and the availability of funding through an adequate amount of committed credit facilities.

In the ordinary course of business, the group receives cash from its operations and is required to fund working capital and capital expenditure requirements. Management prepares cash flow forecasts weekly and ensures that surplus funds are invested in a manner to achieve market-related returns and to provide sufficient liquidity at the minimum risk. The group maintains and refinances committed credit facilities as medium-term forecasts require. The audit and risk committee reviews the updated forecasts quarterly. The group is able to actively source financing at competitive rates. Where necessary, funds will be drawn from its revolving credit facilities (refer to note 32).

The following are the undiscounted contractual maturities of financial liabilities (including principal and interest payments assuming the closing R/US$ exchange rate and interest rate at year end):

	SA Rand
Figures in million	2022		2021
	Current	More than 1 year	Current	More than 1 year
Contingent consideration liability[1]	—	515	—	647
Other non-current liabilities[2]	—	18	—	19
Lease liability	206	338	112	225
Trade and other payables (excluding non-financial liabilities)[2,3]	1 594	—	1 398	—
Derivative financial liabilities[3]	9	3	285	11
Borrowings[3]:
Due between 0 to six months	97	—	256	—
Due between six to 12 months	68	—	249	—
Due between one to two years	—	137	—	267
Due between two to three years[4]	—	3 251	—	2 877
Total	1 974	4 262	2 300	4 046
1The majority of this balance is expected to be settled between four to five years.
2These balances exclude the lease liability as it has been disclosed separately.
3The group will utilise its cash generated from operations to settle outstanding obligations.
4Final repayment of capital amount of R3 126 million (2021: R2 854 million) in May 2025.

Capital risk management
The primary objective of managing the group’s capital is to ensure that there is sufficient capital available to support the funding requirements of the group, in a way that optimises the cost of capital and matches the current strategic business plan.

The group manages and makes adjustments to the capital structure, which consists of debt and equity, as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof. In doing so, the group ensures it stays within the debt covenants agreed with lenders. The group may also sell assets to reduce debt or schedule projects to manage the capital structure.

The group's positive financial performance has resulted in generation of cash throughout the financial year, assisting in the repayment of old debt facilities (refer to note 32) and refinancing as mentioned in interest rate risk above. It remains the group's objective to adhere to a conservative approach to debt and maintain low levels of gearing.

Net debt is as follows:

	SA Rand
Figures in million	2022	2021
Cash and cash equivalents	2 448	2 819
Borrowings	(3 205)	(3 361)
Net debt	(757)	(542)
There were no changes to the group's approach to capital management during the year.

Notes to the group financial statements continued
For the year ended 30 June 2022
39    Financial risk management continued
Fair value determination for financial assets and liabilities
The fair value levels of hierarchy are as follows:
Level 1:    Quoted prices (unadjusted) in active markets
Level 2:    Inputs other than quoted prices included within level 1 that are observable for the asset, either directly (that is, as prices) or indirectly (that is, derived from other prices)
Level 3:    Inputs for the asset that are not based on observable market data (that is, unobservable inputs).

The following table sets out the group’s assets and liabilities measured at fair value by level within the fair value hierarchy:

	SA Rand
Figures in million	At 30 June 2022			At 30 June 2021
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Fair value through other comprehensive income
Other non-current assets (a)	—	—	75	—	—	74
Restricted cash and investments (b)	292	—	—	252	—	—
Fair value through profit or loss
Restricted cash and investments (b)	—	1 162	—	—	1 391	—
Derivative financial assets (c)	—	656	—	—	1 799	—
Derivative financial liabilities (c)	—	(11)	—	—	(212)	—
Loan to ARM BBEE Trust (d)	—	—	148	—	—	177
Contingent consideration liability (e)	—	—	(356)	—	—	(417)

(a)The majority of the balance relates to the equity investment in Rand Mutual Assurance. The fair value of the investment was estimated with reference to an independent valuation. A combination of the "Embedded Valuation" and "Net Asset Value" techniques were applied to revalue the investment at the reporting dates. In evaluating the group's share of the business, common practice marketability and minority discounts as well as additional specific risk discounts were applied. There are no inputs to the valuation that a reasonably possible change would result in a material change in the fair value of the investment.

(b)The majority of the level 2 valued assets are directly derived from the Top 40 index on the JSE, and are discounted at market interest rates. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds. The level 1 valued assets comprise listed equity securities designated as fair value through other comprehensive income instruments. The remaining balance of the environmental trust funds is carried at amortised cost and therefore not disclosed here.

(c)The mark-to-market remeasurement of the derivative contracts was determined as follows:
•Foreign exchange contracts comprise zero cost collars and FECs: The zero cost collars were valued using a Black-Scholes valuation technique derived from spot Rand/US$ exchange rate inputs, implied volatilities on the Rand/US$ exchange rate, Rand/US$ inter-bank interest rates and discounted at a market interest rate (zero-coupon interest rate curve). The value of the FECs is derived from the forward Rand/US$ exchange rate and discounted at a market interest rate (zero coupon interest rate curve)
•Rand gold contracts (forward sale contracts): spot Rand/US$ exchange rate, Rand and dollar interest rates (forward points), spot US$ gold price, differential between the US interest rate and gold lease interest rate which is discounted at a market interest rate
•US$ gold contracts (forward sale contracts): spot US$ gold price, differential between the US interest rate and gold lease interest rate and discounted at a market interest rate
•Silver contracts (zero cost collars): a Black-Scholes valuation technique, derived from the spot US$ silver price, strike price, implied volatilities, time to maturity and interest rates and discounted at a market interest rate

(d)At 30 June 2022, the fair value movement was calculated using a discounted cash flow model, taking into account forecast dividend payments over the estimated repayment period of the loan at a rate of 9.3% (2021: 7.9%). A 99 basis points (2021: 74 basis points) change in the discount rate, which would represent a reasonably possible change based on expected movements in lending rates, would not cause a material change in the fair value of the loan. The loan balance forms part of other non-current assets in the balance sheet.

Notes to the group financial statements continued
For the year ended 30 June 2022
39    Financial risk management continued
Fair value determination for financial assets and liabilities continued
(e)The contingent consideration liability related to the Mponeng operation (refer to note 29) was determined using the expected gold production profile for Mponeng at a post-tax real rate of 10.2% (2021: 10.3%). Should the expected gold production profile increase by 7.6% or decrease by 7.6%, the contingent consideration liability would increase by R251 million (2021: R208 million at 7%) or decrease by R189 million (2021: R183 million at 7%) respectively. This represents reasonably expected changes which were determined based on the standard deviation of previous years' production of the Mponeng operation. No other reasonably expected changes in key unobservable inputs would have caused a material change in the fair value of the liability.

The carrying values (less any impairment allowance) of short-term financial instruments are assumed to approximate their fair values. This includes restricted cash and investments carried at amortised cost. The fair values of borrowings are not materially different to their carrying amounts since the interest payable on those borrowings is at floating interest rates.

40    Subsequent events
(a)On 29 August 2022, a final dividend of 22 SA cents was declared, paid on 17 October 2022

(b)During the budgeting process for the 2023 financial year, a decision was taken to restructure the Tshepong Operations into two separate operations, being the Tshepong North and the Tshepong South operations. This decision was taken to create immediately profitable operations and had the impact of reducing the life-of-mine of Tshepong North from 19 years to seven years. From 1 July 2022, the operations will be reported on separately to the CODM and, as a result, be disclosed as two reportable segments.

(c)On 6 October 2022, Harmony entered into an agreement with Copper Mountain Mining Corporation (Copper Mountain), to acquire its wholly-owned Eva Copper Project and its 2 295 km2 exploration land package in Queensland, Australia (collectively the acquired assets) for a total consideration of up to US$230 million.

Under the terms of the transaction, the acquisition consideration consists of the following:
–US$170 million in upfront cash payable on closing of the transaction
–Up to US$30 million in cash, based on a contingent payment arrangement where Harmony will pay Copper Mountain 10% of the incremental revenue generated from the acquired assets which is above revenue based on a US$3.80/lb copper price
–Up to US$30 million in cash, based on a contingent payment arrangement where Harmony will pay Copper Mountain US$0.03 per pound of contained copper for any SAMREC copper resource discovered and declared on a new deposit within the acquired assets after the closing of the transaction.

Harmony plans to fund the upfront purchase price using available cash and revolving credit facilities.

The closing of the transaction is subject to certain customary conditions, including approval from the Foreign Investment Review Board in Australia and Copper Mountain bondholder approval. The transaction has received approval from the South African Reserve Bank.

Management will assess the accounting treatment upon the closure of the transaction.

Notes to the group financial statements continued
For the year ended 30 June 2022
41    Segment report

Accounting policy
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM). The chief operating decision maker has been identified as the CEO's office.

The group has one main economic product, being gold. In order to determine operating and reportable segments, management reviewed various factors, including geographical location as well as managerial structure. It was determined that an operating segment consists of a shaft or a group of shafts or open pit mine managed by an operational management team.

After applying the qualitative and quantitative thresholds from IFRS 8 Operating Segments, the reportable segments were determined as: Tshepong Operations, Moab Khotsong, Bambanani, Joel, Doornkop, Target 1, Kusasalethu, Masimong, Unisel, Mponeng, Mine Waste Solutions (as of 1 July 2021) and Hidden Valley. All other operating segments have been grouped together under all other surface operations.

The CODM has been identified as the CEO's office consisting of the:
•Chief executive officer
•Financial director
•Executive director: Stakeholder relations and Corporate affairs
•Chief executive officer: South-east Asia
•Chief operating officer: South Africa operations
•Chief financial officer: Treasury
•Senior executive: Enterprise risk and Investor relations
•Senior executive: Sustainable Development
•Senior executive: Human Capital
•Executive: Ore Reserve Management.

When assessing profitability, the CODM considers the revenue and production costs of each segment. The net of these amounts is the production profit or loss. Therefore, production profit has been disclosed in the segment report as the measure of profit or loss. The CODM also considers capital expenditure, gold production and tonnes milled when assessing the overall economic sustainability of each segment. The CODM, however, does not consider depreciation or impairment and therefore these amounts have not been disclosed in the segment report.

Segment assets consist of mining assets and mining assets under construction included under property, plant and equipment which can be attributed to the segment. Current and non-current group assets that are not allocated at a segment level form part of the reconciliation to total assets.

A reconciliation of the segment totals to the group financial statements has been included in note 42.

Notes to the group financial statements continued
For the year ended 30 June 2022
41    Segment report continued

	Revenue 30 June			Production cost 30 June			Production profit/(loss) 30 June			Segment assets 30 June			Capital expenditure# 30 June			Kilograms produced* 30 June			Tonnes milled* 30 June
	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
	Rand million			Rand million			Rand million			Rand million			Rand million			Kg			000t
South Africa
Underground
Tshepong Operations	6 351	6 214	5 452	5 084	4 865	4 298	1 267	1 349	1 154	3 779	6 541	6 733	1 514	1 112	930	7 022	7 419	7 293	1 561	1 558	1 417
Moab Khotsong	5 779	6 048	5 008	4 038	3 842	3 344	1 741	2 206	1 664	4 324	4 008	3 842	894	633	498	6 508	7 166	6 592	959	903	746
Mponeng	5 620	4 750	—	4 487	2 938	—	1 133	1 812	—	4 433	4 321	—	605	493	—	6 086	5 446	—	840	683	—
Bambanani[1]	1 286	1 687	1 591	1 163	1 156	1 040	123	531	551	—	327	443	25	71	50	1 433	1 992	2 132	176	227	200
Joel	1 411	1 199	1 037	1 308	1 124	1 010	103	75	27	1 244	1 166	1 080	225	172	151	1 556	1 424	1 391	434	359	349
Doornkop	3 106	3 077	2 270	2 453	2 140	1 730	653	937	540	3 222	2 994	2 841	491	425	281	3 444	3 670	2 994	874	851	681
Target 1	1 648	1 410	1 524	1 812	1 667	1 499	(164)	(257)	25	1 517	1 367	1 276	384	368	347	1 800	1 603	2 244	455	488	543
Kusasalethu	4 139	3 400	2 293	3 086	2 955	2 577	1 053	445	(284)	822	1 057	1 253	210	205	188	4 567	3 999	3 015	607	708	615
Masimong	1 733	1 636	1 401	1 504	1 427	1 258	229	209	143	17	26	41	49	29	24	1 910	2 012	1 999	486	510	489
Unisel[2]	—	224	681	—	182	580	—	42	101	—	—	6	—	—	7	—	247	982	—	57	219
Surface
Mine Waste Solutions[3]	2 642	1 889	—	1 588	1 137	—	1 054	752	—	1 027	1 031	—	264	70	—	2 899	2 057	—	23 443	17 665	—
All other surface operations	4 868	5 136	3 302	3 551	3 587	2 135	1 317	1 549	1 167	1 066	890	745	282	265	118	5 304	6 031	4 349	20 737	21 824	16 264
Total South Africa	38 583	36 670	24 559	30 074	27 020	19 471	8 509	9 650	5 088	21 451	23 728	18 260	4 943	3 843	2 594	42 529	43 066	32 991	50 572	45 833	21 523
International
Hidden Valley	3 159	4 028	3 748	2 122	1 719	1 639	1 037	2 309	2 109	4 141	3 128	3 810	1 249	1 260	959	3 707	4 689	4 872	3 229	3 420	3 906
Total international	3 159	4 028	3 748	2 122	1 719	1 639	1 037	2 309	2 109	4 141	3 128	3 810	1 249	1 260	959	3 707	4 689	4 872	3 229	3 420	3 906
Total operations	41 742	40 698	28 307	32 196	28 739	21 110	9 546	11 959	7 197	25 592	26 856	22 070	6 192	5 103	3 553	46 236	47 755	37 863	53 801	49 253	25 429
Reconciliation of segment information to the consolidated income statement and balance sheet	903	1 035	938	903	1 035	938	—	—	—	21 216	21 947	22 622	—	—	—	—	—	—	—	—	—
	42 645	41 733	29 245	33 099	29 774	22 048	9 546	11 959	7 197	46 808	48 803	44 692	6 192	5 103	3 553	46 236	47 755	37 863	53 801	49 253	25 429
#    Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of R22 million (2021: R34 million) (2020: R54 million).
*    Production statistics are unaudited.
1    The Bambanani operation closed during June 2022.
2    The Unisel operation closed during October 2020.
3    The Mine Waste Solutions and All other surface operations line items were disaggregated as a result of Mine Waste Solutions meeting the 10% profit quantitative threshold for a reportable segment.

Notes to the group financial statements continued
For the year ended 30 June 2022
42    Reconciliation of segment information to consolidated income statement and balance sheet

	SA Rand
Figures in million	2022	2021	2020
Reconciliation of production profit to consolidated profit/(loss) before taxation
Revenue per segment report	41 742	40 698	28 307
Revenue per income statement	42 645	41 733	29 245
Other metal sales treated as by-product credits in the segment report	(903)	(1 035)	(938)
Production costs per segment report	(32 196)	(28 739)	(21 110)
Production costs per income statement	(33 099)	(29 774)	(22 048)
Other metal sales treated as by-product credits in the segment report	903	1 035	938

Production profit per segment report	9 546	11 959	7 197
Cost of sales items other than production costs	(8 828)	(5 715)	(3 860)
Amortisation and depreciation of mining assets	(3 622)	(3 777)	(3 409)
Amortisation and depreciation of assets other than mining assets	(61)	(98)	(99)
Rehabilitation expenditure	(136)	(135)	(47)
Care and maintenance cost of restructured shafts	(273)	(144)	(146)
Employment termination and restructuring costs	(218)	(332)	(40)
Share-based payments	(143)	(114)	(130)
Impairment of assets	(4 433)	(1 124)	—
Other	58	9	11

Gross profit	718	6 244	3 337
Corporate, administration and other expenditure	(984)	(1 068)	(611)
Exploration expenditure	(214)	(177)	(205)
Gains/(losses) on derivatives	53	1 022	(1 678)
Foreign exchange translation gain/(loss)	(327)	670	(892)
Other operating expenses	(1)	(241)	(309)

Operating profit/(loss)	(755)	6 450	(358)
Gain on bargain purchase	—	303	—
Acquisition-related costs	—	(124)	(45)
Share of profit from associate	63	83	94
Investment income	352	331	375
Finance costs	(718)	(661)	(661)

Profit/(loss) before taxation	(1 058)	6 382	(595)

Notes to the group financial statements continued
For the year ended 30 June 2022
42    Reconciliation of segment information to consolidated income statement and balance sheet continued

	SA Rand
Figures in million	2022	2021	2020
Reconciliation of total segment assets to consolidated assets includes the following:
Non-current assets
Property, plant and equipment not allocated to a segment	7 280	6 741	7 116
Mining assets (a)	943	757	1 062
Undeveloped property (b)	4 004	3 989	4 025
Other non-mining assets	510	411	115
Assets under construction (c)	1 823	1 584	1 914
Intangible assets	48	365	536
Restricted cash and investments	5 555	5 232	3 642
Investments in associates	125	126	146
Deferred tax assets	203	272	531
Other non-current assets	374	332	435
Derivative financial assets	137	328	50
Current assets
Inventories	2 818	2 542	2 421
Restricted cash and investments	27	67	62
Trade and other receivables	1 682	1 652	1 308
Derivative financial assets	519	1 471	18
Cash and cash equivalents	2 448	2 819	6 357
Total	21 216	21 947	22 622

(a)    These balances relate to Wafi-Golpu assets and assets that provide services to several CGUs, such as Harmony One Plant.

(b)    Undeveloped properties comprise the Target North property as well as Wafi-Golpu’s undeveloped properties.

(c)    Assets under construction consist of the Wafi-Golpu assets.